Exhibit 99.1

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AND OPERATING AND FINANCIAL REVIEW

FOR THE PERIOD ENDED JUNE 30, 2010

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 (the “Securities Act”) or Section 21E of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”)) about France Telecom, including, without limitation, certain statements made in Section 2.1.4 Main events that took place in the first half of 2010. Forward-looking statements can be identified by the use of forward-looking terminology such as “believes,” “expects,” “may,” “is expected to,” “will,” “should,” “seeks,” “anticipates,” “outlook,” “target,” “objective,” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by the forward-looking nature of discussions of strategy, plans or intentions. Although France Telecom believes these statements are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, including matters not yet known to France Telecom or not currently considered material by France Telecom, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Forward-looking statements speak only as of the date they are made. Other than as required by law, France Telecom does not undertake any obligation to update them in light of new information or future developments.

Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others:

•

intense competition in the telecommunications industry;

•

France Telecom’s ability to find growth opportunities in new markets and activities;

•

further deterioration of the general economic and business conditions in the markets served by France Telecom and its affiliates, or the failure of such conditions to improve;

•

overall trends in the economy in general and in France Telecom’s markets;

•

the effectiveness of the “Conquests 2015” Action Plan and other strategic, operating and financial initiatives;

•

France Telecom’s ability to adapt to the ongoing transformation of the telecommunications industry, in particular to technological developments and new customer expectations;

•

France Telecom’s ability to respond to the challenges resulting from its crisis with its employees while continuing its cost reduction plans;

•

legal and regulatory developments and constraints, and the outcome of legal proceedings related to regulation and competition;

•

the success of France Telecom’s domestic and international investments, joint ventures and strategic relationships;

•

risks related to information and communication technology systems generally;

•

exchange rate fluctuations;

•

interest rate fluctuations, France Telecom’s ability to access to the capital markets and the conditions of capital markets in general;

•

other risks and uncertainties discussed in Item 3 Key Information – 3.D Risk factors of our 2009 Annual Report on Form 20-F.

We urge you to carefully review and consider the various disclosures we make in this prospectus supplement and the attached prospectus, including the documents incorporated by reference, concerning the factors that may affect our business, including the disclosures made in “Item 3 Key Information—3.D Risk factors,” “Item 5 Operating and Financial Review and Prospects,” and “Item 11 Quantitative and Qualitative Disclosures About Market Risk” in our 2009 Annual Report on Form 20-F.

Condensed consolidated interim financial statements and financial review / FRANCE TELECOM   1

contents

1

Condensed interim consolidated Financial Statements

3

Interim Consolidated Income Statement

3

Interim Consolidated Statement of Comprehensive Income

4

Interim Consolidated Statement of Financial Position

5

Interim Consolidated Statement of Changes  in Shareholders’ Equity

7

Interim Consolidated Statement of Cash Flows

9

Segment Information

11

Notes to the consolidated financial statement

19

Note 1

Accounting policies

19

Note 2

Main acquisitions, disposals of companies and changes in scope of consolidation

23

Note 3

Impairment

25

Note 4

Income tax

26

Note 5

Interests in associates

27

Note 6

Other components of the comprehensive income

28

Note 7

Financial assets and liabilities

29

Note 8

Equity

31

Note 9

Litigation and unrecognized contractual commitments

33

Note 10

Related party transactions

35

Note 11

Subsequent events

35

2

Operating and financial review for the first half 2010

37

2.1

Overview

38

2.1.1

Financial data and workforce

38

2.1.2

Summary of results for the first half of 2010

39

2.1.3

Impact of regulatory rate changes

40

2.1.4

Main events that took place in the first half of 2010

40

2.2

Analysis of the group’s income statement and capital expenditure

44

2.2.1

From group revenues to EBITDA

44

2.2.2

From Group EBITDA to operating income

49

2.2.3

From Group operating income to net income

50

2.2.4

Capital expenditure

52

2.3

Reporting by operating segment

53

2.3.1

France

56

2.3.2

Spain

59

2.3.3

Poland

60

2.3.4

Rest of the World

62

2.3.5

Enterprise

63

2.3.6

International Carriers & Shared Services

65

2.4

Cash Flows and Financial Debt

66

2.4.1

Liquidity and cash flows

66

2.4.2

Financial debt

69

2.5

Additional Information

70

2.5.1

Transition from data on a historical basis to data on a comparable basis

70

2.5.2

Additional information by operating segment

73

2.5.3

Litigation and unrecognized contractual commitments

77

2.5.4

Related party transactions

77

2.5.5

Subsequent events

77

2.5.6

Financial items not defined by IFRS

78

2.5.7

Financial glossary

79

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1

Condensed interim
consolidated Financial Statements

INTERIM CONSOLIDATED INCOME STATEMENT

Amounts in millions of euros (except for per share data)	Note	Period ended June, 2010	Period ended June, 2009 (1)
Revenues		22,144	22,418
External purchases		(9,162)	(9,246)
Other operating Income		276	314
Other operating expense		(1,080)	(1,081)
Labour expenses		(4,379)	(4,251)
Gain (losses) on disposal and other gains (losses)		2	(17)
Restructuring costs		(56)	(98)
Depreciation and amortization		(3,042)	(3,092)
Impairment of goodwill	3	-	-
Impairment of fixed assets		(1)	(14)
Share of profits (losses) of associates	5	12	81
Operating Income		4,714	5,014
Cost of gross financial debt		(1,002)	(1,134)
Income and expense on net debt assets		72	73
Foreign exchange gains (losses)		(10)	(1)
Other financial Income and expense		(28)	(30)
Finance costs, net		(968)	(1,092)
Income tax	4	(911)	(1,256)
Consolidated net income after tax of continuing operations		2,835	2,666
Consolidated net income after tax of discontinued operations	2	1,130	98
Consolidated net income after tax		3,965	2,764
Net income attributable to owners of the parent		3,725	2,561
Non-controlling interests	8	240	203
Earnings per shares (in euros)	8
Net income of continuing operations attributable to owners of France Telecom S.A.
• basic		0.98	0.93
• diluted		0.98	0.93
Net income of discontinued operations attributable to owners of France Telecom S.A.
• basic		0.43	0.04
• diluted		0.43	0.04
Net income attributable to owners of France Telecom S.A.
• basic		1.41	0.97
• diluted		1.41	0.97
(1) See Note 1.5 for effects of the changes in accounting principles applied from January 1, 2010. The accompanying notes are an integral part of the consolidated financial statements.

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INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Amounts in millions of euros	Note	Period ended June, 2010	Period ended June, 2009 (1)
Consolidated net income after tax		3,965	2,764
Actuarial gains and losses on defined benefit plans	6	(89)	(23)
Gains (losses) on available-for-sale financial assets	6	(5)	10
Gains (losses) on cash flow hedge	6	108	(133)
Gains (losses) on net investment hedges	6	(50)	11
Exchange differences on translating foreign operations	6	1,199	(303)
Share of other comprehensive Income in associates	6	(11)	-
Income tax relating to components of other comprehensive income	6	18	48
Other comprehensive income for the year, net of tax of continuing operations		1,170	(390)
Gains (losses) on cash flow hedge		1	(53)
Exchange differences on translating foreign operations		1,023	388
Other comprehensive income for the year, net of tax of discontinued operations		1,024	335
Consolidated other comprehensive income for the year, net of tax of discontinued operations		2,194	(55)

Total comprehensive income for the year		6,159	2,709
Total comprehensive income attributable to owners of the parent		5,893	2,586
Non-controlling interests		266	123
(1) See Note 1.5 for effects of the changes in accounting principles applied from January 1, 2010. The accompanying notes are an integral part of the consolidated financial statements.

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INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of euros)	Note	Period ended June 2010	Period ended December, 2009 (1)
ASSETS
Goodwill		27,960	27,797
Other Intangible assets		9,920	9,953
Property, plant and equipment		23,305	23,547
Interests in associates	5	8,822	937
Assets available for sale		138	220
Non-current loans and receivables	7	1,539	2,554
Non-current financial assets at fair value through profit or loss		75	199
Non-current hedging derivatives assets	7	812	180
Other non-current assets		12	32
Deferred tax assets	4	3,028	3,775
Total non-current assets		75,611	69,194
Inventories		562	617
Trade receivables		5,289	5,451
Current loans and other receivables	7	141	1,093
Current financial assets at fair value through profit or loss, excluding cash equivalents		935	91
Current hedging derivatives assets	7	105	18
Other current assets		1,871	1,828
Current tax assets	4	87	142
Prepaid expenses		510	407
Cash equivalents	7	6,414	2,911
Cash	7	1,081	894
Total current assets		16,995	13,452
Assets held for sale	2	-	8,264
TOTAL ASSETS		92,606	90,910
(1) See Note 1.5 for effects of the changes in accounting principles applied from January 1, 2010. The accompanying notes are an integral part of the consolidated financial statements

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(in millions of euros)	Note	Period ended June, 2010	Period ended December, 2009 (1)
EQUITY AND LIABILITIES
Share capital		10,595	10,595
Additional paid-in capital		15,730	15,730
Retained earnings		4,230	539
Equity attributable to the owners of the parent		30,555	26,864
Non controlling interest		2,382	2,713
Total equity	8	32,937	29,577
Non-current trade payables		400	411
Non-current financial liabilities at amortized cost, excluding trade payables		30,644	30,502
Non-current financial liabilities at fair value through profit or loss		259	614
Non-current hedging derivatives liabilities		179	693
Non-current employee benefits		1,349	1,223
Non-current provisions		764	1,009
Other non-current liabilities		546	565
Deferred tax liabilities	4	1,000	1,043
Total non-current liabilities		35,141	36,060
Current trade payables		7,378	7,531
Current financial liabilities at amortized cost, excluding trade payables		9,041	6,230
Current financial liabilities at fair value through profit or loss		240	73
Current hedging derivatives liabilities		341	1
Current employee benefits		1,511	1,687
Current provisions		975	1,217
Other current liabilities		2,220	2,629
Current tax payables	4	369	282
Deferred income		2,453	2,443
Total current liabilities		24,528	22,093
Liabilities related to assets held for sale	2	-	3,180
TOTAL EQUITY AND LIABILITIES		92,606	90,910
(1) See Note 1.5 for effects of the changes in accounting principles applied from January 1, 2010. The accompanying notes are an integral part of the consolidated financial statements.

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INTERIM CONSOLIDATED STATEMENT OF CHANGES
IN SHAREHOLDERS’ EQUITY

(amounts in millions of euros)	Note	Number of shares in issues	Share capital	Additional paid in capital	Attributable to owners of France Telecom S.A.			Attributable to non-controlling interests			Total equity
					Reserves	Other comprehensive income	Total	Reserves	Other comprehensive income	Total
Balance at January 1, 2009		2,614,991,236	10,460	15,325	988	317	27,090	3,360	238	3,598	30,688
Impact of change in accounting for interests in jointly controlled entities	1							(71)	(2)	(73)	(73)
Impact of change in accounting for recognition of actuarial gains and losses	1				4	(62)	(58)		(14)	(14)	(72)
Balance at January 1, 2009 after impacts of changes in accounting methods		2,614,991,236	10,460	15,325	992	255	27,032	3,289	222	3,511	30,543
Consolidated comprehensive income					2,561	25	2,586	203	(80)	123	2,709
Capital increase		33,625,804	134	404			538				538
Share-based compensation					23		23	1		1	24
Purchase of treasury shares					(21)		(21)				(21)
Dividends					(2,091)		(2,091)	(556)		(556)	(2,647)
Changes in ownership interest with no gain/loss of control					(2)		(2)	(662)		(662)	(664)
Other movements					(112)		(112)	(7)		(7)	(119)
Balance at June 30, 2009		2,648,617,040	10,594	15,729	1,350	280	27,953	2,268	142	2,410	30,363
Consolidated comprehensive income					457	(32)	425	181	79	260	685
Capital increase		92,734	1	1			2				2
Share-based compensation					14		14	2		2	16
Purchase of treasury shares					(16)		(16)				(16)
Dividends					(1,588)		(1,588)	(15)		(15)	(1,603)
Changes in ownership interest with no gain/loss of control					2		2	3		3	5
Other movements					72		72	53		53	125
Balance at December 31, 2009		2,648,709,774	10,595	15,730	291	248	26,864	2,492	221	2,713	29,577
Consolidated comprehensive income					3,725	2,168	5,893	240	26	266	6,159
Capital increase	8	56,999					0				0
Share-based compensation	8				5		5	1		1	6
Purchase of treasury shares	8				(36)		(36)				(36)
Dividends	8				(2,117)		(2,117)	(598)		(598)	(2,715)
Changes in ownership interest with no gain/loss of control					(36)		(36)	(6)		(6)	(42)
Other movements					(18)		(18)	6		6	(12)
Balance at June 30, 2010		2,648,766,773	10,595	15,730	1,814	2,416	30,555	2,135	247	2,382	32,937

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OTHER COMPREHENSIVE INCOME VARIATION

	Note	Attributable to owners of France Telecom S.A.							Attributable to non-controlling interests					Total other comprehensive income
		Assets available for sale	Hedging instruments	Translation adjustments	Actuarial gains and losses	Share of other comprehensive income of associates	Deferred taxes	Total	Hedging instruments	Translation adjustments	Actuarial gains and losses	Deferred taxes	Total
Balance at January 1, 2009		26	645	(135)			(219)	317	(5)	243			238	555
Impact of change in accounting for interests in jointly controlled entities										(2)			(2)	(2)
Impact of change in accounting for recognition of actuarial gains and losses					(90)	(4)	32	(62)		1	(19)	4	(14)	(76)
Balance at January 1, 2009 after impacts of changes in accounting		26	645	(135)	(90)	(4)	(187)	255	(5)	242	(19)	4	222	477
Variation	6	10	(179)	172	(28)	0	50	25	4	(87)	5	(2)	(80)	(55)
Balance at June 30, 2009		36	466	37	(118)	(4)	(137)	280	(1)	155	(14)	2	142	422
Variation		22	(54)	0	(24)	0	24	(32)	2	90	(17)	4	79	47
Balance at December 31, 2009		58	412	37	(142)	(4)	(113)	248	1	245	(31)	6	221	469
Variation	6	(5)	57	2,185	(71)	(11)	13	2,168	2	37	(18)	5	26	2,194
Balance at June 30, 2010		53	469	2,222	(213)	(15)	(100)	2,416	3	282	(49)	11	247	2,663

The accompanying notes are an integral part of the consolidated financial statements.

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INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

(amounts in millions of euros)	Note	Period ended June 30, 2010	Period ended June 30, 2009 (1)
OPERATING ACTIVITIES
Consolidated net income		3,965	2,764
Adjustments to reconcile net income to cash provided by operating activities
Depreciation and amortization		3,042	3,504
Impairment of non-current assets		3	14
Everything Everywhere net income effect	2	(1,060)	-
Gains (losses) on disposals of assets		(1)	18
Change in other provisions		(392)	(262)
Share of profits (losses) of associates	5	(12)	(81)
Income tax	4	974	1,240
Finance costs net		969	1,097
Operational net foreign exchange and derivatives		(9)	96
Share-based compensation		7	24
Change in inventories, trade receivables and trade payables
Decrease (increase) in inventories		113	177
Decrease (increase) in trade receivables		398	221
Increase (decrease) in trade payables		6	(389)
Other changes in working capital requirements
Decrease (increase) in other receivables		(125)	(106)
Increase (decrease) in other payables		(20)	(222)
General Court of the European Union’s ruling of November 30, 2009	9	(964)	-
Other net cash out
Dividends and interest income received		167	114
Interest paid and interest rates effects on derivatives net		(1,217)	(752)
Income tax paid		(270)	(255)
Net cash provided by operating activities		5,574	7,202
Of which discontinued operations		87	608
INVESTING ACTIVITIES
Purchases (sales) of property plant and equipment and intangible assets
Purchases of property plant and equipment and intangible assets		(2,467)	(2,422)
Increase (decrease) in amounts due to fixed asset suppliers		(390)	(769)
Proceeds from sales of property plant and equipment and intangible assets		23	58
Cash paid for investment securities net of cash acquired		(69)	(13)
Proceeds from sales of investment securities net of cash transferred		(54)	3
Decrease (increase) in securities and other financial assets
Escrow deposit related to the General Court of the European Union’s ruling	9	964	-
Treasury bills (OAT)		(303)	(1,216)
Other		331	578
Net cash used in investing activities		(1,965)	(3,781)
Of which discontinued operations		(107)	(221)

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FINANCING ACTIVITIES
Issuances
Bonds	7	1,838	2,655
Other long-term debt	7	225	391
Redemptions and repayments
Bonds	7	(525)	(2,252)
Other long-term debt	7	(464)	(937)
Equity portion of hybrid debt		-	(97)
Other changes
Increase (decrease) of bank overdrafts and short-term borrowings	7	59	737
Decrease (increase) of deposits and other debt-linked financial assets	7	799	(303)
Exchange rates effects on derivatives net	7	531	(137)
Purchase of treasury shares		(24)	(33)
Changes in ownership interests with no gain/loss of control
Of which FT España		(1)	(1,379)
Of which others		(41)	2
Capital increase (decrease) - owners of the parent company	8	-	2
Capital increase (decrease) - non-controlling interests	8	1	1
Dividends paid to non-controlling interests	8	(290)	(275)
Dividends paid to owners of the parent company	8	(2,117)	(1,553)
Net cash used in financing activities		(9)	(3,178)
Of which discontinued operations		66	(396)
Net change in cash and cash equivalents		3,600	243
Of which discontinued operations		46	(9)
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects		90	34
Of which discontinued operations		6	8
Cash and cash equivalents at beginning of period		3,805	4,694
Of which cash		894	928
Of which cash equivalents		2,911	3,766
Of which discontinued operations		-	22
Cash and cash equivalents at end of period		7,495	4,971
Of which cash		1,081	1,448
Of which cash equivalents		6,414	3,523
Of which discontinued operations		52	21
(1) See Note 1.5 for effects of the changes in accounting principles applied from January 1, 2010. The accompanying notes are an integral part of the consolidated financial statements.

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SEGMENT INFORMATION

CONSOLIDATED INCOME STATEMENT FOR HALF-YEAR ENDED JUNE 30, 2010

(in millions of euros)	France	Spain	Poland	Rest of the World	Enterprise (1)	International Carrier and Shared Services (2)	Eliminations & other items	Total France Telecom	Discontinued operations		Jointly controlled Entities 100% (3)
									United Kingdom	Eliminations & other items	Entities: Egypt/Mauritius/ Equatorial Guinea
Revenues	11,590	1,867	1,963	3,663	3,576	780	(1,295)	22,144	1,282	(20)	840
• External	11,000	1,848	1,943	3,487	3,344	522	-	22,144	1,275	(13)	840
• Inter-segment	590	19	20	176	232	258	(1,295)	-	7	(7)	-
External purchases	(4,320)	(1,301)	(880)	(1,806)	(2,113)	(1,703)	2,961	(9,162)	(920)	22	(367)
Other operating income	639	23	23	43	78	1,574	(2,104)	276	7	(36)	8
Other operating expense	(871)	(135)	(91)	(204)	(112)	(105)	438	(1,080)	(78)	34	(70)
Labour expenses	(2,342)	(88)	(289)	(332)	(735)	(593)	-	(4,379)	(97)	-	(55)
Gain (losses) on disposal and other gains (losses)	(3)	(1)	1	(1)	-	6	-	2	1,059	-	(1)
Restructuring costs	(33)	-	(4)	(3)	(8)	(8)	-	(56)	(57)	-	-
EBITDA	4,660	365	723	1,360	686	(49)	-	7,745	1,196	-	355
Depreciation and amortization	(1,074)	(478)	(476)	(541)	(165)	(308)	-	(3,042)	-	-	(143)
Impairment of goodwill	-	-	-	-	-	-	-	-	-	-	-
Impairment of fixed assets	(1)	(1)	(1)	-	-	2	-	(1)	(2)	-	-
Share of profits (losses) of associates	2	(1)	-	30	(1)	(18)	-	12	-	-	-
Operating income	3,587	(115)	246	849	520	(373)	-	4,714	1,194	-	212
Finance costs, net								(968)	(1)	-	9
Income tax								(911)	(63)	-	(44)

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Consolidated net income after tax of continuing operations								2,835			177
Consolidated net income after tax of discontinued operations								1,130	1,130	-
Consolidated net income after tax								3,965
INVESTMENTS IN PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS
• excluding telecommunications licenses	1,106	164	179	390	143	132	-	2,114	68	-	141
• telecommunications licenses	285	-	-	-	-	-	-	285	-	-	-
• financed through finance leases	-	4	1	-	5	76	-	86	4	-	-
TOTAL INVESTMENTS (4)	1,391	168	180	390	148	208	-	2,485	72	-	141

(1)

Including 2,683 million euros for the revenue of France geographical zone, 120 million euros for the revenue of UK geographical zone, 12 million euros for the revenue of Spain geographical zone, 300 million euros for the revenue of rest of Europe geographical zone and 459 million euros for the revenue of rest of the world geographical zone at June 30, 2010.

Including 97 million euros for tangible and intangible assets of France geographical zone, 4 million euros of UK geographical zone, 15 million euros for the revenue of rest of Europe geographical zone and 29 million euros of rest of the world geographical zone at June 30, 2010.

(2)

Including 726 million euros for the revenue of France geographical zone, 16 million euros for the revenue of UK geographical zone and 38 million euros for the revenue of rest of world geographical zone at June 30, 2010.

Including 207 million euros for tangible and intangible assets of France geographical zone at June 30, 2010.

(3)

Except Everything Everywhere.

(4)

Including 910 million euros for other intangible assets and 1,575 million euros for other tangible assets at June 30, 2010.

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CONSOLIDATED INCOME STATEMENT FOR HALF-YEAR ENDED JUNE 30, 2009

(in millions of euros)	France	Spain	Poland	Rest of the World	Enterprise (1)	International Carrier and Shared Services (2)	Eliminations & other items	Total France Telecom	Discontinued operations		Jointly controlled Entities 100%
									United Kingdom	Eliminations & other items	Entities: Egypt/Mauritius/ Equatorial Guinea
Revenues	11,846	1,920	1,900	3,564	3,824	688	(1,324)	22,418	2,541	(48)	829
• External	11,162	1,902	1,882	3,399	3,585	488	-	22,418	2,523	(30)	829
• Inter-segment	684	18	18	165	239	200	(1,324)	-	18	(18)
External purchases	(4,434)	(1,373)	(857)	(1,697)	(2,316)	(1,626)	3,057	(9,246)	(1,696)	66	(333)
Other operating income	745	24	14	69	67	1,589	(2,194)	314	66	(88)	5
Other operating expense	(886)	(128)	(73)	(189)	(83)	(183)	461	(1,081)	(196)	70	(60)
Labour expenses	(2,296)	(91)	(266)	(324)	(697)	(577)	-	(4,251)	(195)	-	(50)
Gain (losses) on disposal and other gains (losses)	(6)	(3)	3	-	-	(11)	-	(17)	(1)	-	(1)
Restructuring costs	(44)	-	-	(6)	(15)	(33)	-	(98)	(20)	-	(1)
EBITDA	4,925	349	721	1,417	780	(153)	-	8,039	499	-	389
Depreciation and amortization	(1,098)	(523)	(471)	(506)	(177)	(317)	-	(3,092)	(412)	-	(137)
Impairment of goodwill	-	-	-	-	-	-	-	-	-	-	-
Impairment of fixed assets	(3)	(1)	2	-	(8)	(4)	-	(14)	-	-	-
Share of profits (losses) of associates	(12)	-	-	55	-	38	-	81	-	-	-
Operating income	3,812	(175)	252	966	595	(436)	-	5,014	87	-	252
Finance costs, net								(1,092)	(5)	-	(11)
Income tax								(1,256)	16	-	(48)

Condensed consolidated interim financial statements and financial review / FRANCE TELECOM   13

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Consolidated net income after tax of continuing operations								2,666			193
Consolidated net income after tax of discontinued operations								98	98	-
Consolidated net income after tax								2,764
INVESTMENTS IN PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS
• excluding telecommunications licenses	964	182	201	484	138	293	-	2,262	159	-	157
• telecommunications licenses	-	-	-	1	-	-	-	1	-	-	-
• financed through finance leases	-	-	-	-	8	-	-	8	3	-	-
TOTAL INVESTMENTS (3)	964	182	201	485	146	293	-	2,271	162	-	157

(1)

Including 2,872 million euros for the revenue of France geographical zone, 117 million euros for the revenue of UK geographical zone, 8 million euros for the revenue of Spain geographical zone, 315 million euros for the revenue of rest of Europe geographical zone and 511 million euros for the revenue of rest of the world geographical zone at June 30, 2009.

Including 96 million euros for tangible and intangible assets of France geographical zone, 7 million euros of UK geographical zone and 42 million euros of rest of the world geographical zone at June 30, 2009.

(2)

Including 647 million euros for the revenue of France geographical zone and 41 million euros for the revenue of rest of the world geographical zone at June 30, 2009.

Including 292 million euros for tangible and intangible assets of France geographical zone at June 30, 2009.

(3)

Including 617 million euros for other intangible assets and 1,654 million euros for other tangible assets at June 30, 2009.

Condensed consolidated interim financial statements and financial review / FRANCE TELECOM   14

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STATEMENT OF FINANCIAL POSITION FOR HALF-YEAR ENDED JUNE 30, 2010

(in millions of euros)	France	Spain	Poland	Rest of the World	Enterprise (1)	International Carrier and Shared Services (2)	Eliminations and unallocated items	France Telecom Total	Jointly Controlled Entities 100% (3)
									Other entities: Egypt/Mauritius/ Equatorial Guinea
Goodwill	15,305	4,723	1,770	5,678	416	68	-	27,960	-
Other Intangible Assets	2,300	1,468	815	1,051	312	3,974	-	9,920	643
Property, plant and equipment	10,165	2,032	3,996	4,579	477	2,056	-	23,305	1,340
Interests in associates	53	1	1	754	1	8,012	-	8,822	-
Other	-	-	-	6	5	-	5,593	5,604	50
Total Non-current assets	27,823	8,224	6,582	12,068	1,211	14,110	5,593	75,611	2,033
Inventories	249	68	46	128	33	38	-	562	30
Trade receivables	2,657	490	387	1,199	801	1,427	(1,672)	5,289	143
Prepaid expenses	103	58	30	91	112	142	(26)	510	67
Other	1,835	32	34	282	126	272	8,053	10,634	291
Total Current Assets	4,844	648	497	1,700	1,072	1,879	6,355	16,995	531
TOTAL ASSETS	32,667	8,872	7,079	13,768	2,283	15,989	11,948	92,606	2,564

Condensed consolidated interim financial statements and financial review / FRANCE TELECOM   15

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Equity							32,937	32,937	688
Non-current trade payables	188	14	198	-	-	-	-	400	55
Non-current employee benefits	697	10	72	138	127	305	-	1,349	23
Non-current provisions	401	143	49	92	24	55	-	764	2
Other	518	-	-	-	-	29	32,081	32,628	861
Total Non-current liabilities	1,804	167	319	230	151	389	32,081	35,141	941
Current trade payables	3,777	1,017	517	1,612	808	1,319	(1,672)	7,378	435
Current employee benefits	759	25	74	107	293	253	-	1,511	21
Current provisions	496	24	281	82	30	62	-	975	32
Deferred income	1,683	93	153	276	192	83	(27)	2,453	78
Other	1,272	55	528	572	154	350	9,280	12,211	369
Total Current liabilities	7,987	1,214	1,553	2,649	1,477	2,067	7,581	24,528	935
TOTAL EQUITY AND LIABILITIES	9,791	1,381	1,872	2,879	1,628	2,456	72,599	92,606	2,564

(1)

Some trade receivables generated by the Enterprise segment (approximately 201 million euros) are included in the France segment, which is responsible for their collection.

Including for other intangible assets and property, plant and equipment, 316 million euros of the France geographical zone, 13 million euros of the UK geographical zone and 458 million euros of rest of the world geographical zone.

(2)

Some trade receivables generated by the ICSS segment (approximately 27 million euros at June 30, 2010) are included in the France segment, which is responsible for their collection.

Including for other intangible assets and property, plant and equipment, 2,834 million euros of the France geographical zone, 3,144 million euros of the UK geographical zone and 48 million euros of rest of the world geographical zone.

(3)

Except Everything Everywhere.

Condensed consolidated interim financial statements and financial review / FRANCE TELECOM   16

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STATEMENT OF FINANCIAL POSITION FOR HALF-YEAR ENDED DECEMBER 31, 2009

(in millions of euros)	France	Spain	Poland	Rest of the World	Enterprise (1)	International Carrier and Shared Services (2)	Eliminations and unallocated items	France Telecom Total	Discontinued operations		Jointly controlled Entities 100%
									United Kingdom (3)	Eliminations and other	Other entities: Egypt/Mauritius/ Equatorial Guinea
Goodwill	15,305	4,723	1,788	5,511	402	68	-	27,797	1,517		-
Other Intangible Assets	2,042	1,662	842	1,043	293	4,071	-	9,953	3,756		595
Property, plant and equipment	10,121	2,144	4,319	4,413	488	2,062	-	23,547	1,795		1,172
Interests in associates	57	2	1	724	6	147	-	937	2		-
Other	-	-	-	13	18	-	6,929	6,960	-	1,408	46
Total Non-current assets	27,525	8,531	6,950	11,704	1,207	6,348	6,929	69,194	7,070	1,408	1,813
Inventories	292	69	56	134	25	41	-	617	123		23
Trade receivables	2,936	494	359	1,057	773	1,448	(1,616)	5,451	596	48	130
Prepaid expenses	96	19	24	49	95	153	(29)	407	289		24
Other	1,365	32	29	255	116	95	5,085	6,977	186	175	300
Total Current Assets	4,689	614	468	1,495	1,009	1,737	3,440	13,452	1,194	223	477
TOTAL ASSETS	32,214	9,145	7,418	13,199	2,216	8,085	10,369	82,646	8,264	1,631	2,290
Assets held for sale							8,264	8,264	8,264
TOTAL ASSETS								90,910			2,290

Condensed consolidated interim financial statements and financial review / FRANCE TELECOM   17

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Equity							29,577	29,577	-		670
Non-current trade payables	203	15	193	-	-	-	-	411	-		49
Non-current employee benefits	739	7	70	87	112	208	-	1,223	-		18
Non-current provisions	635	154	52	78	21	69	-	1,009	98		2
Other	536	-	-	-	-	28	32,853	33,417	1,645	1,407	642
Total Non-current liabilities	2,113	176	315	165	133	305	32,853	36,060	1,743	1,407	711
Current trade payables	3,836	1,244	603	1,528	767	1,169	(1,616)	7,531	914	48	444
Current employee benefits	805	25	74	117	284	382	-	1,687	19		20
Current provisions	717	29	294	54	44	79	-	1,217	19		38
Deferred income	1,710	78	155	263	175	93	(31)	2,443	263		67
Other	1,082	31	44	269	144	1,122	6,523	9,215	222	176	340
Total Current liabilities	8,150	1,407	1,170	2,231	1,414	2,845	4,876	22,093	1,437	224	909
TOTAL EQUITY AND LIABILITIES	10,263	1,583	1,485	2,396	1,547	3,150	67,306	87,730	3,180	1,631	2,290
Liabilities related to assets held for sale							3,180	3,180	3,180
TOTAL EQUITY AND LIABILITIES								90,910			2,290

(1)

Some trade receivables generated by the Enterprise segment (approximately 289 million euros at June 30, 2009) are included in the France segment, which is responsible for their collection.

Including for other intangible assets and property, plant and equipment, 325 million euros of the France geographical zone, 12 million euros of the UK geographical zone and 446 million euros of rest of the world geographical zone.

(2)

Including for other intangible assets and property, plant and equipment, 2,933 million euros of the France geographical zone, 3,146 million euros of the UK geographical zone and 52 million euros of rest of the world geographical zone.

(3)

Excluding the net debt transferred for 1,407 million euros and the cash arising from the operating cash flows of 172 million euros, included in the segment “Eliminations and unallocated items”.

Condensed consolidated interim financial statements and financial review / FRANCE TELECOM   18

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

The consolidated interim financial statements for the period ended June 30, 2010 are unaudited and were the subject of a limited review by France Telecom's auditors.

Note 1    Accounting policies

This note describes the changes in accounting policies which were used by the France Telecom Group (hereafter called “the Group”) to prepare the interim financial statements at June 30, 2010 and which have taken place since publication of the consolidated financial statements for 2009.

1.1    Basis for preparation of the financial statements

The consolidated financial statements and notes were approved by the Board of Directors on July 28, 2010.

In accordance with European regulation n° 1606/2002 dated July 19, 2002, the condensed consolidated financial statements for the first semester of 2010 were prepared in accordance with IAS 34 “Interim Financial Reporting”, as endorsed by the European Union (EU) and published by the IASB.

The interim financial statements were prepared using the same accounting policies as the financial statements for the year ended December 31, 2009, with the exception of the changes described in Notes 1.3 and 1.4 and the specific requirements of IAS 34. For the reported periods, the accounting standards and interpretations endorsed by the EU (available on the website: www.ec.europa.eu/internal_market/accounting/ias_fr.htm#adopted.commission) are similar to the compulsory standards and interpretations published by the IASB with the exception of the carve-out of the IAS 39 standard and the standards and interpretations currently being endorsed, which has no effect on Group’s accounts. Consequently, Group’s financial statements are prepared in accordance with the IFRS standards and interpretations, as published by the IASB.

Where a specific transaction is not dealt with any standard or interpretation, management uses its judgment to define and apply an accounting policy that will result in relevant and reliable information, such that the financial statements:

•

present fairly the Group’s financial position, financial performance and cash flows;

•

reflect the economic substance of the transactions;

•

are neutral;

•

are prepared on a prudent basis, and

•

are complete in all material respects.

1.2    Uses of estimates and judgment

In preparing the Group’s accounts, France Telecom’s management is required to make estimates insofar as many elements included in the financial statements cannot be measured with precision. The underlying assumptions used for the main estimates are similar to those applied as of December 31, 2009. Group management revises these estimates if the underlying circumstances evolve or in the light of new information or experience. Consequently, estimates made at June 30, 2010 may be changed later on.

In addition, Group management also uses its judgment to define appropriate accounting policies to apply to certain transactions when the current IFRS standards and interpretations do not specifically deal with related accounting issues.

Condensed consolidated interim financial statements and financial review / FRANCE TELECOM   19

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1.3    Changes in IFRS alternatives elected by the Group

The changes in accounting alternatives described hereafter are changes in accounting policies to be accounted for retrospectively in accordance with IAS 8. The main adjustments resulting from these the changes are disclosed in Note 1.5.

Change in accounting for interests in jointly controlled entities

In accordance with IAS 31, interests in jointly controlled entities are recognized:

•

either using proportionate consolidation which is the method applied by the Group until December 31, 2009;

•

or using the equity method.

In the perspective of the publication by the IASB of the standard Joint Arrangements expected over the second semester of 2010 and given the IASB’s intention to remove the proportionate consolidation method, the Group has decided to account for its interests in jointly controlled entities using the equity method from January 1, 2010. This change in accounting policy results in the financial statements providing more relevant and comparative information since the main competitors of the Group apply this method.

Change in accounting for recognition of actuarial gains and losses related to post‑employment defined benefit plans

In accordance with IAS 19, the actuarial gains and losses are recognized:

•

in profit or loss either for their total amount or up to a portion using the corridor method which is the method applied by the Group until December 31, 2009;

•

or in the other comprehensive income for their total amount.

The exposure draft published by the IASB in April 2010 relating to the amendment to IAS 19 makes provision for the removal of the corridor method and proposes the immediate recognition of actuarial gains and losses in other comprehensive income, with no recycling to profit or loss.

Following this publication, the Group has decided to account for post-employment defined benefit plans actuarial gains and losses in other comprehensive income from January 1, 2010. This change in accounting policy results in the financial statements providing more relevant and comparative information since the main competitors of the Group apply this method.

1.4    New standards and interpretations

Standards and interpretations applied in 2010 which imply a change for the Group

The main adjustments of the changes are disclosed note 1.5.

Standard/Interpretation	Consequences for the Group
IFRS 3 (revised in 2008) Business Combinations and IAS 27 (revised in 2008) Consolidated and Separate Financial Statements

The concept of control is now the key criterion in accounting for Group’s investments.

Changes in a parent’s ownership interest in a subsidiary that do not result in a change of control are accounted for as changes in equity, with no effect on the net income and the other comprehensive income.

Step-acquisitions, as well as changes in ownership interests that result in a change of control, lead to the remeasurement at fair value in operating income of the residual interest ownership held.

IFRS 3R allows for each takeover with interest ownership below 100% to account for goodwill either on a 100% basis or on the acquired interest ownership percentage (without any subsequent change in case of additional purchase of non-controlling interests).

Acquisition related costs are now directly recognized in operating income.

The application of these revised standards is prospective from January 1, 2010. Their application to the first six months 2010 transactions is described in note 2.

IAS 7 Statement of Cash Flows amended by IAS 27R

Cash flows arising from changes in ownership interests in a subsidiary that do not result in a loss of control are now classified retrospectively as cash flows arising from financing activities instead of cash flows arising from investing activities.

Condensed consolidated interim financial statements and financial review / FRANCE TELECOM   20

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Other standards and interpretations applied in 2010 with no consequences on the Group

Among the other standards and interpretations applicable from January 1, 2010, some are not applicable to the Group whereas other ones have been analyzed as presented hereafter:

Standard/Interpretation	Consequences for the Group
Improvements to IFRSs	The application of these improvements has no effect on the reported periods.
Amendment to IFRS 2

This amendment clarifies the accounting for share-based payment transactions among group entities, in its individual financial statements.

This amendment also supersedes IFRIC 8 and IFRIC 11.

The application of this amendment has no effect on the reported periods.

Amendment to IAS 39 Eligible Hedged Items

This amendment confirms in particular the principle applied by the Group which states that time value should not be considered in a hedging relationship.

It states that inflation can only be designated as a hedged item in certain conditions. This amendment has no effect on the accounting treatment of the hedge relating to the loan indexed inflation contracted by the Group in 2008.

IFRIC 17 Distributions of Non-cash Assets to Owners

This interpretation deals with the accounting treatment of the distributions of non-cash assets to owners (excluding distributions between entities under common control). It states that the fair value of the distributed assets has to be recognized as a debt when the decision to distribute is made and any difference with the net book value of the distributed assets has to be recorded through profit or loss on the distribution date.

The application of this interpretation is prospective.

Standards and interpretations compulsory after June 30, 2010 with no early application decided by the Group

Among these standards and interpretations, those which could affect the Group’s future consolidated financial statements are:

Standard/Interpretation (application date for the Group)	Consequences for the Group
IFRS 9 Financial instruments (applicable for annual periods beginning on or after January 1, 2013)

The standard is the first part of the three-part project that will supersede IAS 39 “Financial Instruments: Recognition and Measurement”.

This first part deals with the classification and the measurement of financial assets. The effects of its application cannot be analyzed separately from the two other parts not yet published and which should respectively address the impairment methodology for financial assets and hedge accounting.

Condensed consolidated interim financial statements and financial review / FRANCE TELECOM   21

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1.5    Main effects of the changes in accounting principles applied from January 1, 2010 on the Group’s financial statements

	June 30, 2009
(in millions of euros)	Reclassification of disposed assets			IAS 31 (1) alternative	Impact of IAS 19 (2) alternative	Impact of IAS 7 (3) amended by IAS 27R	Restated
	Published	United Kingdom	Subtotal
Consolidated income statement
Revenues	25,458	(2,492)	22,966	(548)	-	-	22,418
Share of profits (losses) of associates	22	-	22	59	-	-	81
Operating income	5,209	(87)	5,122	(112)	4	-	5,014
Finance costs, net	(1,137)	5	(1,132)	40	-	-	(1,092)
Income tax	(1,269)	(16)	(1,285)	30	(1)	-	(1,256)
Consolidated net income after tax of continuing operations	2,803	(98)	2,705	(42)	3	-	2,666
Consolidated net income after tax of discontinued operations	-	98	98	-	-	-	98
Consolidated net income after tax	2,803	-	2,803	(42)	3	-	2,764
Statement of comprehensive income
Consolidated net income after tax	2,803	-	2,803	(42)	3	-	2,764
Consolidated other comprehensive income for the year, net of tax, of discontinued operations	(37)	-	(37)	5	(23)	-	(55)
Total comprehensive income for the year	2,766	-	2,766	(37)	(20)	-	2,709
Consolidated statement of cash flows
Net cash provided by operating activities	7,358	-	7,358	(156)	-	-	7,202
Net cash used in investing activities	(5,286)	-	(5,286)	128	-	1,377	(3,781)
Net cash used in financing activities	(1,850)	-	(1,850)	49	-	(1,377)	(3,178)
Cash and cash equivalents at beginning of period	4,800	-	4,800	(106)	-	-	4,694
Cash and cash equivalents at end of period	5,054	-	5,054	(83)	-	-	4,971

	December 31, 2009
(in millions of euros)	Published	Impact of IAS 31 (1) alternative	Impact of IAS 19 (2) alternative	Restated
Consolidated statement of financial position
Goodwill	28,173	(376)	-	27,797
Interests in associates	292	649	(4)	937
Total non-current assets	70,088	(938)	44	69,194
Total current assets	13,692	(240)	-	13,452
Assets held for sale	8,264	-	-	8,264
TOTAL ASSETS	92,044	(1,174)	40	90,910
Total equity	28,748	943	(114)	29,577
Total non-current liabilities	36,372	(466)	154	36,060
Total current liabilities	23,744	(1,651)	-	22,093
Liabilities related to assets held for sale	3,180	-	-	3,180
TOTAL EQUITY AND LIABILITIES	92,044	(1,174)	40	90,910

(1)

The proportionate consolidation method used to account for interests in jointly controlled entities (in particular MobiNil, ECMS, Mauritius Telecom and Getesa) is replaced by the equity method.

(2)

The corridor method used to account for the defined benefit plan actuarial gains and losses is replaced by immediate recognition in the other comprehensive income.

(3)

Cash flows arising from changes in ownership interests in a subsidiary that do not result in a loss of control are classified as cash flows from financing activities instead of cash flows from investing activities (mainly relating to the purchase of the FT España non-controlling interests).

The restated Group net financial debt as at December 31, 2009 amounts to 32,534 million euros (against 33,941 million euros published) as a result of the change in accounting for interests in jointly controlled entities.

Condensed consolidated interim financial statements and financial review / FRANCE TELECOM   22

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Note 2    Main acquisitions, disposals of companies and changes in scope of consolidation

Joint Venture Everything Everywhere (Orange in the United Kingdom – T Mobile UK)

On November 5, 2009, France Telecom and Deutsche Telekom entered into an agreement to combine their activities in the United Kingdom into a 50/50 joint venture. The closing date of that agreement is April 1, 2010, following the approval from the European Union competition authorities.

The mobile and internet Orange entities in the United Kingdom concerned by the agreement are those of the former operating segment, mainly composed of Orange Personal Communication Services Ltd, Orange Retail Ltd and Orange Home UK.

The main accounting effects of the transaction are set forth below:

•

until April 1, 2010:

•

assets and liabilities of the relevant entities have been presented separately from other assets and liabilities in the consolidated statement of financial position, respectively entitled “Assets held for sale” and “Liabilities related to assets held for sale”,

•

the net result of these entities have been reported on a separate line item in the income statement, “Consolidated net income of discontinued operations”,

•

any cash flow item remains reported in the consolidated statement of cash flows;

•

since April 1, 2010, France Telecom has lost the control of Orange in the United Kingdom and owns a 50% interest in the joint venture Everything Everywhere, made up of the ownership interest retained in Orange in the United Kingdom and the ownership interest acquired in T Mobile UK. As at April 1, 2010, the result is:

•

derecognition of all assets and liabilities of the relevant entities;

•

recognition at fair value of the 50% stake in the joint venture Everything Everywhere, for an amount of 7,254 million euros in the asset line item “Interests in associates”, regarding to the ownership interest in the enterprise value of 13.7 billion pounds sterling (15.4 billion euros) less a net debt of 0.8 billion pounds sterling (0.9 billion euros). The fair value was based on the present value of the future cash flows, by reference to generally accepted methods such as those based on revenues or costs;

•

recognition of a gain on disposal amounting to 1,060 million euros which comprises:

-

2,091 million euros allocated to the gain resulting from the disposal of the ownership interest in Orange in the United Kingdom for 1,045 million euros and the gain resulting from the remeasurement at fair value of the ownership interest retained in Orange in the United Kingdom for 1,045 million euros;

-

(1,031) million euros resulting from the reclassification to net income of the loss previously recognised in other comprehensive income (mainly cumulative translation adjustments).

The cash flows of the joint venture are not presented in the consolidated statement of cash flows, as the joint venture is accounted for under the equity method.

The main accounting consequences of the transaction are set forth below:

DERECOGNITION OF ALL ASSETS AND LIABILITIES OF ORANGE IN UNITED KINGDOM

(in millions of euros)	April 1, 2010
Goodwill	1,514
Other intangible assets	3,771
Property, plant and equipment	1,844
Other non-current assets	2
Inventories	74
Trade receivables	564
Prepaid expenses	319
Other current assets	385
Total assets held for sale	8,473
Non-current provisions	100
Other non-current liabilities	288
Current trade payables	868
Current employee benefits	40
Current provisions	75
Deferred income	163
Other current liabilities	1,779
Total liabilities related to assets held for sale	3,313

NET INCOME OF DISCONTINUED OPERATIONS

(in millions of euros)	June 30, 2010 (1)
Revenues	1,282
Operating income	134
Financial costs, net	(1)
Income tax	(63)
Net income generated by entities in the United Kingdom	70
Gain on disposal of entities in the United Kingdom, before tax	1,060
Tax	-
Gain on disposal of entities in the United Kingdom, after tax	1,060
Net income of discontinued operations	1,130
(1) Corresponds to the net result of the operations of entities in the United Kingdom until April 1, 2010, date of disposal.

Condensed consolidated interim financial statements and financial review / FRANCE TELECOM   23

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CASH FLOWS FROM DISCONTINUED OPERATIONS

(in millions of euros)	June 30, 2010 (1)
Cash provided by operating activities	87
Cash used in investing activities	(107)
Cash used in financing activities	66
Net change in cash and cash equivalents	46
(1) Cash flows until April 1, 2010, date of disposal.

GAIN ON DISPOSAL

(in millions of euros)		April 1, 2010
Fair value of the share in Everything Everywhere		7,254
Costs to sell		(3)
Net fair value of the share in Everything Everywhere	a	7,251
Book value of Orange in the United Kingdom	b	5,160
Gain on disposal	a-b	2,091
o/w disposal of the ownership interest in Orange in the United Kingdom		1,045
o/w remeasurement at fair value of the retained ownership interest in Orange in the United Kingdom		1,045
Reclassification adjustment of other comprehensive income in net income for the period	c	1,031
Gain of disposal	a-b-c	1,060

RECOGNITION AT FAIR VALUE OF THE 50% OWNERSHIP INTEREST IN THE JOINT VENTURE EVERYTHING EVERYWHERE

The fair value of the 50% ownership interest in Everything Everywhere amounting to 7,254 million euros has been preliminarily allocated to assets acquired and liabilities assumed as follows:

(in millions of euros)	Carrying value of contributed assets and liabilities transferred by the two shareholders at 100%	Fair value adjustments at 100%	Joint venture Net assets at fair value at 100%
Goodwill	342	(342)	-
Other intangible assets	6,065	1,137	7,202
o/w licenses	6,055	(1,896)	4,159
o/w subscriber bases	-	2,922	2,922
Property, plant and equipment	3,742	(972)	2,770
Other non-current assets	438	1,180	1,618
Total non-current assets	10,587	1,003	11,590
Inventories	126	-	126
Trade receivables	784	-	784
Prepaid expenses	425	-	425
Cash and cash equivalents	236	-	236
Other current assets	685	-	685
Total current assets	2,255	-	2,255
Non-current provisions	489	77	566
Other non-current liabilities	2,021	853	2,874
Total non-current liabilities	2,510	930	3,440
Current trade payables	1,389	-	1,389
Current employee benefits	17	-	17
Current provisions	63	-	63
Deferred income	318	-	318
Other current liabilities	459	-	459
Total current liabilities	2,246	-	2, 246
Net assets acquired	8,087	73	8,160
Net assets acquired – France Telecom share (A)	4,044	37	4,080
Goodwill (B)			3,174
Purchase price consideration (A) + (B)			7,254

Condensed consolidated interim financial statements and financial review / FRANCE TELECOM   24

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Subscriber bases were measured using the future cash flows generated by existing customers at the closing date. They are amortized over four to nine-year useful lives.

Licenses were measured based on the present value of future cash flows for a new entrant onto a new market (Greenfield method). They are amortized over three to eleven-year useful lives.

A deferred tax asset on T Mobile non operating losses was recognized for an amount of 538 million euros.

The 3,174 million euros goodwill corresponds to the amount not allocated to identifiable assets and in particular to commercial costs and network synergies that are expected from combining the two entities.

MobiNil – public tender offer for ECMS

The Egyptian Financial Supervisory Authority’s (EFSA) authorization given to the Group on December 10, 2009, to launch a public tender offer on the ECMS shares not held by Mobinil, was annulled on April 10, 2010 by the Cairo Administrative Court. As a consequence, the contractual commitments reflected in the Group’s financial statements at December 31, 2009, as unrecognized contractual commitments for an amount of 436 million euros and as financial debt for 1,082 million euros (before the change in accounting for interests in jointly controlled entities), were extinguished in 2010.

The new agreements with Orascom Telecom are described in Note 11.

Orange in Switzerland

On April 22, 2010, the Swiss competition authority have announced its decision to prohibit the proposed combination of France Telecom’s and TDC’s subsidiaries in Switzerland, Orange and Sunrise. France Telecom and TDC, who had entered into definitive agreements related to the merger, conducted a detailed analysis of their available options. The conclusions of this analysis led the two groups to announce on June 3, 2010 the termination of their combination project.

Note 3    Impairment

3.1    Goodwill

The main values of goodwill and of intangible assets with an indefinite useful life appear below:

(in millions of euros)	Goodwill		Intangible assets with an indefinite useful life (1)
At June 30, 2010	net book value	o/w impairment loss
France	15,305	(13)
Poland	1,770	(1,294)	192
Spain	4,723	(114)
Rest of the World:
Romania	1,806
Belgium	1,006
Slovakia	806
Switzerland	751
Ivory Coast	375	(42)
Jordan	208	(51)
Others	726	(141)	5
Enterprise	416	(643)
International Carriers and Shared Services	68		3,133
TOTAL	27,960	(2,298)	3,330
(1) Intangible assets with an indefinite useful life mainly comprise the Orange and TP brands.

3.2    Sensitivity of recoverable amounts

Impairment tests are carried out annually and when there is any indication that assets may be impaired.

The economic and financial climate, varying levels of resilience of the telecommunications markets to the decline of local economic environments, evolutions of the value of telecommunications companies as measured by their market capitalizations, and changes in the economic performances in relation to expectations represent potential indications for impairment.

Condensed consolidated interim financial statements and financial review / FRANCE TELECOM   25

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As of June 30, 2010, the review of potential indications for impairment mainly concerned the assets which were disclosed as at December 31, 2009 as being the most sensitive to the revision of their recoverable amounts key assumptions, namely Spain and Poland. As the preparation of pluri-annual plans is carried out at year-end and without any internal indication, the growth rates to perpetuity have been maintained, while a reassessment of discount rates was performed to factor the evolution of Sovereign debt in Poland and Spain. This reassessment did not lead France Telecom to impair its assets values as at June 30, 2010.

3.3    Impairment, net of reversals

(in millions of euros)	June 30, 2010
	Goodwill	Assets with a finite useful life	Assets with an indefinite useful life
Spain	-	(1)	-
Others	-	0	-
TOTAL	-	(1)	-

Note 4    Income tax

The income tax recognized in profit & loss is as follows:

(in millions of euros)	June 30, 2010	June 30, 2009
French tax group	(237)	(935)
• Current tax	(3)	-
• Deferred tax	(234)	(935)
Other subsidiaries	(674)	(321)
• Current tax	(317)	(343)
• Deferred tax	(357)	22
Tax charge for continuing operations	(911)	(1,256)
• Current tax	(320)	(343)
• Deferred tax	(591)	(913)
Tax charge for discontinued operations	(63)	17
• Current tax	(16)	(3)
• Deferred tax	(47)	20

The French tax group deferred tax charge has decreased over the comparative period, as a consequence of new deferred tax assets generated by an internal reorganization. The deferred tax charge of the other entities mainly comprises the reversal of deferred tax assets pertaining to a non business company for which IAS 12 recognition criteria are no longer met.

With respect to the tax audits relating to FY 2000-2005 and for those notifications that were not accepted by France Telecom, further discussions were held with the French tax authorities during the first semester 2010. These disputed notifications are currently subject to recourse and may, in accordance with the rules of procedure, lead France Telecom to provide bank guarantees.

With respect to the notification that was submitted to the “Commission Nationale des Impôts Directs” (CNID), the Commission issued its advisory opinion in May 2010. The Commission indicated that in this particular case, the tax basis have to be similar to the accounting basis thereby giving its assessment of the tax amount at 1.7 billion euros. However, the Commission also emphasized legal issues that are raised by the notification, among which the opposability to the tax authorities of the statute of limitation; in accordance with its area of competence, the Commission did not give a ruling on these issues.

France Telecom considers that it has serious grounds for its defence in view of the points raised by the CNID, notably the opposability of management decisions and of the statute of limitation. The tax audit already secured the date of payment of income tax in France at the earliest in 2012.

Condensed consolidated interim financial statements and financial review / FRANCE TELECOM   26

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The likely confirmation of its position by the tax authorities will lead to the issuance of a collection notice; France Telecom will then both refer to the administrative court and provide a bank guarantee until the decision of the administrative court. Based on the usual length of time to arrive at a sentence, this decision could occur in 2013-2014 at the earliest. A possible unfavourable decision would lead France Telecom to pay the principal plus accrued interests pending the outcome of appeals.

In order to preclude any prejudice to its position, France Telecom does not disclose at this stage whether a provision has been accounted for nor its possible amount.

Note 5    Interests in associates

Interests in associates include from now on interests in jointly controlled entities (see Note 1), and particularly joint-venture Everything Everywhere from April 1, 2010 (see Note 2).

The net book values of France Telecom’s investments in associates are as follows:

(in millions of euros) Company	Main activity	% interest June 30, 2010	June 30, 2010	December 31, 2009
Main jointly controlled entities
Everything Everywhere and its subsidiaries	Telecommunications operator in United Kingdom	50%	7,860	-
MobiNil and its subsidiaries	Telecommunications operator in Egypt	36.36%	575	535
Mauritius Telecom and its subsidiaries	Telecommunications operator in Mauritius	40%	84	70
Getesa	Telecommunications operator in Equatorial Guinea	40%	18	27
Main entities under significant influence
Sonaecom	Telecommunications operator in Portugal	20%	138	134
Orange Austria subgroup (ex-One)	Telecommunications operator in Austria	35%	-	-
Compagnie Européenne de Téléphonie	Distributor	61.37%	50	51
Orange Tunisie	Telecommunications operator in Tunisia	49%	77	91
Other		-	20	29
TOTAL			8,822	937

(in millions of euros)	Interests in associates	o/w main jointly controlled entities
Balance at January 1, 2010	937	632
Dividends	(91)	(84)
Share of profits (losses)	12	25
Impairment	-	-
Acquisitions (1)	7,254	7,254
Disposal of investments	-	-
Other impact of changes in scope of consolidation	(3)	-
Translation adjustments	724	721
Other comprehensive income variation	(11)	(11)
Reclassification to assets held for sale	-	-
Balance at June 30, 2010	8,822	8,537
(1) Correspond to the fair value of the share of Everything Everywhere (see Note 2).

Condensed consolidated interim financial statements and financial review / FRANCE TELECOM   27

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The share of profits (losses) of associates is as follows:

(in millions of euros)	June 30, 2010	June 30, 2009
Main jointly controlled entities	25	56
Main entities under significant influence	(13)	24
Other	-	1
TOTAL	12	81

Note 6    Other components of the comprehensive income

6.1    Actuarial gains/losses on post-employment plans

(in millions of euros)	June 30, 2010	June 30, 2009
Gain/(loss) recognized in other comprehensive income during the period	(89)	(23)
TOTAL	(89)	(23)

The actuarial loss of 89 million euros occurred during the first half-year 2010 is mainly due to the decrease of the discount rates in Kenya (52 million euros) and in France (29 million euros).

At the end of June 2009, the actuarial loss of 23 million euros is explained principally by the cumulated effect in the United Kingdom of a decrease of the discount rate and an increase of the long term inflation rate (18 million euros).

6.2    Assets available for sale

(in millions of euros)	June 30, 2010	June 30, 2009
Gain/(loss) recognized in other comprehensive income during the period	6	11
Reclassification adjustments to profit or loss	(11)	(1)
TOTAL	(5)	10

6.3    Cash flow and net investment hedges

CASH FLOW HEDGES

The interest rate impact of derivatives used to hedge cash flows on bonds and the foreign exchange impact of derivatives used to hedge operating cash flows in foreign currencies of the subsidiaries of the France Telecom group are recognized in other comprehensive income.

(in millions of euros)	June 30, 2010	June 30, 2009
Gain/(loss) recognized in other comprehensive income during the period	155	(141)
Reclassification adjustment in net income for the period	(46)	5
Reclassification adjustment in initial carrying amount of hedged item	(1)	3
TOTAL	108	(133)

Furthermore, the foreign exchange impact of derivatives used to hedge foreign-currency denominated bonds generated an unrealized foreign exchange gain of 518 millions euros, which is recognized directly in foreign exchange gain in net finance costs, thereby offsetting exposure arising from the revaluation of these bonds at the closing exchange rate, recognized in the same section.

Condensed consolidated interim financial statements and financial review / FRANCE TELECOM   28

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NET INVESTMENT HEDGES

(in millions of euros)	June 30, 2010	June 30, 2009
Gain/(loss) recognized in other comprehensive income during the period	(50)	11
Reclassification adjustment in net income for the period	-	-
TOTAL	(50)	11

6.4    Cumulative translation adjustment

(in millions of euros)	June 30, 2010	June 30, 2009
Gain (loss) recognized in other comprehensive income during the period	1,199	(304)
Reclassification adjustments to profit or loss	-	1
TOTAL	1,199	(303)

Cumulative translation adjustment variation accounted for in other comprehensive income from January 1, 2010 to June 30, 2010 (closing rate) was due to Sterling Pound rising for 753 millions euros and to Swiss Franc rising for 111 millions euros.

6.5    Income tax relating to components of other comprehensive income

(in millions of euros)	June 30, 2010			June 30, 2009
	Gross value	Income tax	Net value	Gross value	Income tax	Net value
Actuarial gain/(loss) on post-employment plans	(89)	25	(64)	23	-	23
Assets available for sale	(5)	3	(2)	10	1	11
Cash flow hedges	108	(40)	68	(133)	47	(86)
Net investment hedges	(50)	30	(20)	11	-	11
Translation adjustments	1,199	-	1,199	(303)	-	(303)
TOTAL	1,163	18	1,181	(392)	48	(344)

Note 7    Financial assets and liabilities

7.1    Loans and receivables

(in millions of euros)	June 30, 2010	December 31, 2009
Non-current loans and receivables	1,539	2,554
Current loans and other receivables	141	1,093
Trade receivables	5,289	5,451
Cash	1,081	894
Loans and receivables	8,050	9,992

The change in non-current loans and receivables is mainly due to the decrease in cash collateral related to derivative instruments for an amount of 403 million euros and to the partial redemption of the loan granted to joint venture Everything Everywhere for 625 million of pounds sterling.

The change in current loans and other receivables is mainly due to the settlement of the deposit related to ECFI dispute for 964 million euros.

Condensed consolidated interim financial statements and financial review / FRANCE TELECOM   29

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7.2    Net financial debt

Net financial debt as defined and used by France Telecom corresponds (A) to financial liabilities excluding operating payables (translated at closing rate), less (B): (i) all derivatives instruments carried in assets, (ii) cash collateral paid on derivatives instruments, (iii) certain deposits paid in connection with financing, (iv) cash, cash equivalents and financial assets at fair value and, since 2010, (v) the loan granted by the Group to joint venture Everything Everywhere.

Derivatives qualifying as cash flow hedge and net investment hedge are set up to hedge items that are not included in net financial debt (future cash flows, net investments in foreign currencies). However, the market value of these derivatives is included in the calculation. The “effective portion of cash flow hedges” and the “unrealized gain or loss on net investment hedges” (C) are added to net financial debt to offset this temporary difference.

ANALYSIS OF NET FINANCIAL DEBT

(in millions of euros)	June 30, 2010	December 31, 2009
TDIRA	1,573	1,631
Bonds, excluding TDIRA (1)	33,830	31,094
Bank loans	1,543	1,543
Finance lease liabilities	506	664
Securitization debt	792	807
Cash collateral received	350	-
Commercial papers	80	300
Bank overdrafts	95	96
Other financial liabilities	719	243
Financial debt at amortized cost	39,488	36,378
Other commitments to purchase non-controlling interest	29	23
Derivatives (liabilities) (1)	990	1,359
Derivatives (assets) (1)	(1,244)	(482)
Gross financial debt after derivatives (A)	39,263	37,278
Deposits related to QTE leases and similar items (assets available for sale)	-	87
Cash collateral paid	355	758
Deposits related to securitization	80	73
Other deposits in connection with financing	10	11
Loan granted to joint venture Everything Everywhere	765	-
Other financial assets at fair value, excluding derivatives	684	6
Cash equivalents	6,414	2,911
Cash	1,081	894
Assets included in the calculation of net financial debt, excluding derivatives (B)	9,389 (2)	4,740
Effective portion of cash flow hedges (C)	94	23
Unrealized gain (loss) on net investment hedges (C)	(76)	(27)
Net financial debt (A) - (B) + (C)	29,892	32,534

(1)

The increase in bonds is mainly due to foreign exchange impact, resulting in particular from the appreciation of the dollar during the period. This increase is balanced by the opposite change in fair value of the derivatives hedging these bonds.

(2)

This amount is significant at the end of June 2010 because of (i) the important amount of redemptions occurring during the second half-year 2010 and the first quarter 2011, (ii) the dividend payment by TP S.A. on July 2, 2010 amounting to 2 billion zlotys and (iii) the issuance of the loan to joint venture Everything Everywhere for 625 million pounds sterling.

7.3    Main debt issues and redemptions

•

During the first half-year of 2010, France Telecom S.A. issued the following bonds:

•

in January 2010, 100 million euros maturing on January 2015 and bearing interest at variable rate Euribor 3M + 62 bp, 100 million euros maturing on January 2015 and bearing interest at variable rate Euribor 3M + 63 bp;

•

in February 2010, 500 million Hong Kong dollars maturing on February 2015 and bearing interest at 2.95%, 70 million euros maturing on February 2015 and bearing interest at variable rate Euribor 3M + 62 bp and two private issuances for 25 million euros each maturing on February 2020;

•

in April 2010, 1 billion euros maturing on April 2020 and bearing interest at 3.875%;

•

in June 2010, 46.1 billion Japanese yens maturing on June 2015 and bearing interest at 1.230%, 6.2 billion Japanese yens maturing on June 2015 and bearing interest at variable rate JPY-Libor 3M + 67 bp.

Condensed consolidated interim financial statements and financial review / FRANCE TELECOM   30

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In June 2010, France Telecom S.A. redeemed at maturity a 300 million euro bond bearing interest at variable rate Euribor 3M + 25 bp.

In addition, during the first half-year of 2010, France Telecom S.A. redeemed partially some of its bonds for a total nominal amount of 226 million euros.

During the first half-year of 2010, France Telecom made the main following issues and redemptions of bank loans:

•

redemption by TP Group on its credit lines for an amount of 28 million euros, net of drawdowns;

•

in January 2010, additional drawdown by FT España of 200 million euros on the bank loan subscribed in June 2009 with the European Investment Bank, and redemption of its credit line for an amount of 192 million euros.

On June 14, 2010, the conversion ratio of TDIRA in new France Telecom shares was adjusted in accordance with the issue agreement. The ratio is now 484.2542 shares for one TDIRA for the Bank Tranche (i.e. conversion price of 29.117 euros) and 390.2361 shares for one TDIRA for the Supplier Tranche (i.e. conversion price of 36.132 euros).

7.4    Main changes in credit lines

A new syndicated credit line was negotiated by TP Group on January 25, 2010, for an amount of 400 million euros, maturing on April 2013. As at June 30, 2010, this credit line is not drawn.

7.5    France Telecom’s debt ratings

[Intentionally omitted]

7.6    Management of covenants

In respect of its 2010 bank financing contract, TP group must comply with the following ratio:

•

the net debt to EBITDA ratio must be equal or less than 3.5 (net debt and EBITDA as defined in the contracts with the banks).

At June 30, 2010, the Group covenants with regard to financial ratios are met.

Note 8    Equity

At June 30, 2010, France Telecom S.A.’s share capital, based on the number of issued shares on this date, amounted to 10,595,067,092 euros, comprising 2,648,766,773 ordinary shares with a par value or 4 euros each.

At June 30, 2010, the French State and FSI (the Fonds Stratégique d’Investissement) jointly owned 26.97% of France Telecom S.A.’s share capital and 26.99% of the voting rights.

8.1    Changes in share capital

Since the Board of Directors recorded the amount of the share capital on February 24, 2010, France Telecom S.A. issued 56,999 new shares upon exercise of stock options, including:

•

22,578 shares in respect of plans granted by Wanadoo between 2000 and 2003, then transferred to France Telecom S.A. when the merger with Wanadoo occurred; and

•

34,421 shares in respect of plans granted by Orange between 2001 and 2003 and for which the holders received options liquidity instruments.

The issuance of these new shares will be duly recorded no later than the date of the first Board of Directors meeting held after December 31, 2010.

During the period ended June 30, 2010, the weighted average number of ordinary shares outstanding was 2,647,023,128 and the weighted average number of ordinary and dilutive shares outstanding was 2,648,281,233.

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8.2    Treasury shares

During the first half of 2010, under the program authorized by the Shareholders’ meeting of May 26, 2009, France Telecom bought back 135,000 shares and delivered 2,173,227 shares to unwind part of the International free share award plan.

Pursuant to the authorization granted by the Shareholders’ meeting of June 9, 2010, the Board of Directors implemented a new share buyback program (hereafter named “the 2010 Share Buyback Program”). This program was described in the France Telecom registration document filed with AMF (the French Securities Regulator) on April 28, 2010.

During the first half of 2010, France Telecom did not buy back any shares under the 2010 Share Buyback Program, excluding shares bought back under the liquidity contract.

The liquidity contract entered into on May 9, 2007 with an investment services provider, in accordance with the program authorized by the Shareholders’ meeting of May 21, 2007, has since been renewed every year on its anniversary date for a period of one year and has continued to be implemented under the 2010 Buyback Program. An amount of 100 million euros has been allocated to the liquidity account for purposes of implementing the contract.

At June 30, 2010, France Telecom held 2,054,609 of its own shares (including 2,050,000 shares as part of the liquidity contract), compared with 2,042,836 at December 31, 2009 (and no shares as part of the liquidity contract). Treasury shares are recorded as a reduction in equity.

8.3    Share-based payments and equivalent

No new plan was granted during the first half of 2010.

8.4    Dividends

At the June 9, 2010 Annual Shareholders’ meeting, France Telecom shareholders decided on the payment of a dividend of 1.40 euros per share in respect of 2009. Given the 0.60 euro per share interim dividend paid on September 2, 2009 for a total amount of 1,588 million euros, the balance of dividend to be paid on June 17, 2010 was 0.80 euro per share, for a total amount of 2,117 million euros.

8.5    Non controlling interests

(in millions of euros)	June 30, 2010	June 30, 2009
Share of net income attributable to non controlling interests	240	203
o/w TP Group	77	81
o/w Sonatel Group	87	78
o/w Mobistar	63	62
Share of comprehensive income attributable to non controlling interests	266	123
o/w TP Group	73	5
o/w Sonatel Group	88	78
o/w Mobistar	63	62
Dividends paid out to minority shareholders	598	556
o/w TP Group	252	225
o/w Sonatel Group	143	122
o/w Mobistar	129	129

(in millions of euros)	June 30, 2010	June 30, 2009
Equity attributable to non controlling interest	2,382	2,713
o/w TP Group	1,431	1,610
o/w Sonatel Group	455	502
o/w Mobistar	155	221

Condensed consolidated interim financial statements and financial review / FRANCE TELECOM   32

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Note 9    Litigation and unrecognized contractual commitments

9.1    Litigation

This note describes any new governmental, judicial or arbitration proceedings and any developments in existing litigation since the publication of the financial statements for the year ended December 31, 2009, which may have or which have had during the past six months any significant effects on the financial situation or the profitability of the Group. As at June 30, 2010, France Telecom accrued for 484 million euros to cover all the litigation proceedings in which it is involved (524 million euros as at December 31, 2009). France Telecom does not provide details on the provisions, as it believes that their disclosure on a case-by-case basis could seriously prejudice the Group.

Litigation related to competition law

State aid

•

On May 20, 2008, the European Commission launched a formal investigation into financing of the retirement pensions for State employees working for France Telecom and the compliance with European regulations on State aid of the reform provided by the French law of July 26, 1996 when France Telecom was transformed into a Société Anonyme. This step followed a complaint by Bouygues Telecom in 2002. France Telecom made observations as a third party interested in the proceedings.

The reform of 1996 provided for the end of the derogatory regime to which France Telecom had been submitted since the French law of July 2, 1990 on the organization of the postal and telecommunication public service, and the payment by France Telecom to the French State of an exceptional lump sum of 5.7 billion euros in 1997 and annual contributions in full discharge of its liabilities since then. These annual contributions aim at equalizing the level of mandatory taxes and social charges based on salaries to be paid by France Telecom and its competitors for risks that are common to private employees and civil servants, but do not include payment by France Telecom of contributions linked to so-called “non-common risks”, i.e. contributions for unemployment risk and for risk of non payment of salaries in case of company’s bankruptcy.

In its decision regarding the opening of the formal investigation, the European Commission indicated that the end of the derogatory regime created by the 1990 law constitutes State aid in favor of France Telecom since the company was freed from paying charges that it should have normally borne under this regime.

France Telecom and the French State believe that the sole effect of the pension plan system established in 1996 is to release the company from a structural disadvantage and that this reform does not constitute State aid under European law.

The 1996 reform of the arrangements for financing the retirement pensions for State employees working for France Telecom is in all respects similar to the one implemented for La Poste in 2002. The latter was validated by the European Commission in 2007 as State aid compatible with European law, provided La Poste was submitted to payment of contributions linked to non-common risks. The Commission agreed to regard the exceptional lump sum also paid by La Poste at the time of the reform (2 billion euros) as a down payment on the contributions linked to non-common risks and accepted the commitment made by the French State that the level of contributions to be paid by La Poste under the law be increased when this amount is fully used.

Based on this precedent, France Telecom and the French State therefore also argue that the non-payment of contributions linked to non-common risks is in any case offset by the 5.7 billion lump sum that France Telecom paid at the time the reform was adopted, until the end of the contribution regime provided for by the law of July 26, 1996.

The Commission may render a decision during the third or the fourth quarter of 2010. France Telecom cannot at this stage foresee the outcome of these proceedings. The risk linked to these proceedings depends on the date at which the lump sum could be considered as fully used.

•

Following the rejection by the General Court of the European Union on November 30, 2009 of the appeals of the French State and France Telecom against the 2004 European Commission decision which had held that the special French business tax (taxe professionnelle) regime benefiting to France Telecom from 1991 to 2002 constituted State aid, France Telecom transferred to the French State on January 7, 2010 the amount of 964 million euros which had been placed in an escrow account in 2007 and 2008 together with 53 million euros of interest on the amount as of November 30, 2009, not recognized as income, representing a total amount of 1,017 million euros. France Telecom filed an appeal with the European Court of Justice.

•

On May 21, 2010, the General Court of the European Union annulled the 2004 decision of the European Commission in which it had determined that the public statement by the French State on December 4, 2002 in favor of France Telecom, in which the French State discussed a proposal for a shareholder loan it was considering making to France Telecom, constituted State aid incompatible with European Law. The General Court held that although such statement and other statements of a similar supportive nature conferred a financial advantage on France Telecom, they did not commit any State resources and cannot be classified as State aid.

Condensed consolidated interim financial statements and financial review / FRANCE TELECOM   33

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Broadband

•

As part of the formal investigation proceedings initiated in April 2009 after an inspection carried out in September 2008 in the offices of TP S.A. and of its subsidiary PTK Centertel, the European Commission notified on March 3, 2010 to TP S.A. a Statement of Objections for abuse of dominant position on the broadband Internet access market in Poland. The Commission alleges that TP engaged in practices which aim at preventing alternative operators from effectively accessing certain wholesale offers. TP responded to the Statement of Objections on June 2. The oral procedure before the Commission is scheduled on September 10, 2010. France Telecom cannot at this stage foresee the outcome of these proceedings and the risk is classified as a contingent liability as defined by IAS 37 “Provisions, Contingent Assets and Contingent Liabilities”.

•

On July 23, 2010, the European Commission informed France Telecom that it rejected the complaint submitted in March 2009 by Vivendi and Iliad alleging abuse of dominant market position, in reference to France Telecom’s market practices regarding wholesale access to local loop and broadband internet access in France. Following a letter sent by the Commission to the plaintiffs in early March announcing its intention to reject the complaint, Vivendi announced its intention to pursue the procedure, if necessary before the General Court of the European Union, while Illiad withdrew its complaint on June 29, 2010.

•

On July 13, 2010, the French Supreme Court dismissed the appeals of SFR and Free against the Paris Court of appeal decision of May 14, 2009 overturning the judgment of the Commercial Court dated February 23, 2009, which had ordered France Telecom, subject to a financial penalty, to cease conditioning the linear TV broadcast of the Orange Sport service on the purchase of an Orange broadband access subscription. This ruling puts an end the proceedings.

•

Free brought an action against France Telecom in December 2006, accusing France Telecom of having implemented from 2000 to 2005 a strategy that prevented it from deploying ADSL and then hampered its development in this market. Free asked the court to order France Telecom to pay a provisional sum of 500 million euros and had filed an economic report speaking of theoretical damages of 1.9 billion euros. However, the disputes over these issues between France Telecom and Free have been settled between the parties during the first six months of 2010.

Mobiles

•

On April 7, 2010, the French Supreme Court partially overturned the March 11, 2009 Court of appeal decision that upheld the December 1, 2005 decision of the French Competition Council which had fined Orange 256 million euros for colluding with SFR and Bouygues Telecom in seeking to limit competition on the French mobile telephony market. Orange France will refer the case to the Court of appeal which will hear the case on remand.

•

On April 6, 2010, the Paris Court of appeal declared inadmissible France Telecom’s appeal of the decision reached in May 2009 by the French Competition Authority which reopened, in order to determine a possible discrimination between operators, the examination of Bouygues Telecom’s complaint concerning some practices by Orange and SFR on the mobile telephony market in metropolitan France. Orange filed an appeal before the French Supreme Court against this decision. This appeal is not suspensive. The initial statement of objections of the Competition Authority pointed to the existence from June 2005 to July 2007 of a price squeeze between the mobile call termination rate and the retail price of certain offers for consumers which included unlimited on-net service on Orange and SFR networks. Based on the Court of appeal decision, the procedure of the Competition Authority continues and could result in further objections being stated against Orange.

Other litigation

Commercial proceedings

•

On April 13, 2010, the French Supreme Court overturned the November 26, 2008 Paris Court of appeal decision which had held invalid the appeal brought by Suberdine’s voluntary liquidator against the March 2006 judgment of the Paris Commercial Court. The case will be reexamined, for the first time on the merits, by the Paris Court of appeal. Orange believes Suberdine’s claims, amounting to 778 million euros, to be unfounded. In 2006, the Paris Commercial Court had ordered Orange to pay Suberdine 12 million euros as damages. Orange paid this amount in 2008.

International litigation

•

On April 10, 2010, the Administrative Court of Cairo annulled the approval by the Egyptian Financial Supervisory Authority of a public tender offer launched by France Telecom on the 49 million ECMS shares not held by Mobinil at a price of 245 Egyptian pounds per share. France Telecom did not file an appeal against this decision (see Note 2 “Main acquisitions, disposals of companies and changes in scope of consolidation” and Note 11 “Subsequent events”).

•

As part of the ongoing arbitration procedure between TP S.A. and the Danish company DPTG over the sharing of the revenues produced by a fiber optical transmission system, known as NSL, TP S.A. submitted on March 11, 2010 the final quantification of its position as requested by the tribunal. TP S.A. now awaits the decision of the tribunal. The Tribunal having decided to split the case into two periods, this award will settle DPTG’s rights for the period from 1994 to June 2004 but not for the subsequent period.

Administrative litigation

•

In March 2010, the French Administrative Supreme Court (Conseil d’Etat) declared admissible the SNCF’s appeal against the ruling of the Paris Administrative Court of May 2007, which had declared its claims inadmissible. This decision allowed adversary proceedings to commence before the Administrative Supreme Court. The SNCF is claiming approximately 488 million euros in damages from France Telecom for the use of its railway infrastructure between 1992 and 1996. France Telecom does not contest the fact that a payment of 3.5 million euros could be due for the period since July 29, 1996, until December 31, 1996, but believes that the action is unfounded for the prior period. Standard fees have been paid regularly since 1997.

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There are no other governmental, judicial or arbitration proceedings, including any proceedings of which France Telecom is aware, either pending or threatened, and either new or having evolved since the date the consolidated financial statements at December 31, 2009 were published, which may have or which have had in the past six months any significant effects on the financial position or the profitability of the Group.

9.2    Unrecognized contractual commitments

The main changes in the contractual obligations reflected in the statement of financial position at June 30, 2010 are related to changes in net financial debt as described in Note 7. The main events which occurred during the first half of 2010 affecting unrecognized contractual commitments are presented below:

•

within the framework of the merger of France Telecom’s and Deutsche Telekom’s activities in the United Kingdom, which took effect on April 1, 2010, France Telecom counter-guaranteed Deutsche Telekom up to 375 million pounds sterling representing 50% of the guarantee granted by the latter to Hutchison 3G in December 2007 to cover capital expenditures to which its subsidiary T-Mobile (UK) had committed itself towards the joint venture formed with H3G as part of a 3G network sharing agreement.

•

on June 5, 2010, France Telecom committed itself, within the framework of a cooperation agreement signed with several other operators as well as with two sovereign African states, to invest 228 million dollars over 15 years in the construction of the Africa Coast to Europe (ACE) submarine cable, on a total of 689 million dollars to be invested by the consortium’s members over the same time period. ACE is to stretch from South Africa to France and will have 20 landing points.

Note 10    Related party transactions

Related party transactions with the new joint venture Everything Everywhere

The group France Telecom has entered into a brand licensing agreement with the joint venture Everything Everywhere as well as a service agreement. These agreements were entered into on an arm’s-length basis.

In addition, the group France Telecom, as the other venturer Deutsche Telekom, has granted in proportion of its interests a loan of 625 million Pounds Sterling to the joint venture Everything Everywhere. France Telecom S.A. also centralizes the cash of the joint venture in proportion to its interests.

Transactions with other related parties

No other transaction with related parties took place in the first six months of 2010 which materially affected the Group’s financial position or performance during that period.

Note 11    Subsequent events

Egypt – Agreement with Orascom Telecom in relation with MobiNil

Commitments entered into within the framework of the agreements

Pursuant to the agreements which took effect on July 13, 2010 and put an end to their disputes relating to their investment into MobiNil, France Telecom granted to Orascom Telecom a put option on its shares in (unlisted) MobiNil as well as its shares in (listed) ECMS. This option can be exercised (i) between September 15, and November 15, 2012, then (ii) between September 15 and November 15, 2013, as well as (iii) at any moment until November 15, 2013 in the case of the occurrence of deadlock situations concerning a limited number of significant decisions and provided certain conditions are met. In case of exercise of the put option, the agreed strike price for each ECMS share will rise over time from 223.6 Egyptian pounds on the date the shareholders agreement took effect to 248.5 Egyptian pounds at the end of 2013. This price will be paid to Orascom Telecom in euros on the basis of a constant exchange rate contractually fixed at 7.53 Egyptian pounds for 1 euro, i. e. a strike price ranging from 29.69 to 33 euros. The strike price for each MobiNil share will be equal to the strike price of the put option on ECMS shares for each ECMS share multiplied by the total number of ECMS shares held by MobiNil and divided by the total number of MobiNil shares.

Based on Egyptian securities law as confirmed by the decision of the Egyptian Financial Supervisory Authority (EFSA) published on May 3, 2010, the exercise of the put option granted to Orascom Telecom will furthermore trigger the obligation for France Telecom to launch a public tender offer on the ECMS shares held by the minority shareholders. The bid will be submitted for approval to the EFSA at the price per share contractually agreed in Egyptian pounds for the ECMS shares held by Orascom Telecom.

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Furthermore, in the case of a change of control of a party, the other party will be granted a call option on its MobiNil shares at a price calculated based on their market value.

In consideration for the undertakings and obligations of Orascom Telecom under the agreements, the termination of the original shareholders agreement and the execution of the amended and restated shareholders agreement, France Telecom committed to pay Orascom Telecom 300 million dollars. This amount was paid on July 13, 2010.

Orascom Telecom and France Telecom will each continue to receive a management fee amounting to 0.75% of the revenues of ECMS under the general service agreements entered into between each of them and ECMS, as ratified by the general meeting of ECMS. Should Orascom Telecom sell its shares, it will assign to France Telecom its rights to the management fee and enter into a transition services agreement to the benefit of ECMS enabling ECMS, at its sole option, to continue or terminate the various services and/or technical assistance agreements entered into with Orascom Telecom, all being subject to applicable laws and to the approval of the competent corporate bodies of ECMS. In consideration for the assignment referred to above and the entering into of the transition agreement, France Telecom shall pay to Orascom Telecom a fee of 110 million euros.

The agreements furthermore provide for the acquisition by ECMS of the companies Link Dot Net S.A.R. and Link Egypt S.A.E., Internet service provider on the Egyptian market, for a total price calculated on the basis of a total enterprise value of 130 million dollars. The acquisition contract was signed on July 4, 2010 and the acquisition will be completed upon receipt of the required approvals.

Main accounting consequences of the agreements

Until July 13, 2010, the Group accounts for its investment in MobiNil and ECMS using the equity method, and the commitments resulting from the agreements qualify for unrecognized contractual commitments. This accounting treatment results from the change in accounting policy described in note 1.3 (accounting for interests in jointly controlled entities using the equity method since January 1, 2010).

Following the closing of the transaction, the amendment and the restatement of the shareholders’ agreement between France Telecom and Orascom Telecom relating to MobiNil lead to the full consolidation of the Group’s investment in MobiNil and ECMS. The result will be:

•

an operating gain of circa 300 million euros recognized as a result of remeasuring to fair value the equity interest in MobiNil held by the Group;

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accounting for the 300 million dollars consideration paid as Group’s investment in MobiNil;

•

accounting for non-controlling interests at fair value, in accordance with the option provided by IFRS 3R;

•

the reclassification mainly of non-controlling interests in financial debt for 1,935 million euros as a result of the option granted to Orascom Telecom to put its shares in MobiNil and ECMS and of resulting public tender offer according to the Egyptian financial regulation. This amount is calculated:

•

for the Orascom Telecom shares, on the basis of the put option price between July 1 and September 30, 2010 of 223.6 Egyptian pounds set at 29.69 euros per share, and

•

for the floating shares, on the basis of the same amount Egyptian pounds so as to ensure a fair treatment of all shareholders.

The determination of the individual fair value of the identifiable assets and liabilities of MobiNil and ECMS, among of which subscriber bases, will be performed in the Group’s financial statements as at December 31, 2010.

France Telecom S.A.: distribution of an interim dividend

On July 28, 2010, the Board of Directors decided the distribution of an interim dividend. This interim dividend will amount to 0.6 euro per share, representing an estimated total amount of 1.59 billion euros based on the number of shares outstanding as at June 30, 2010. The interim dividend will be paid on September 2, 2010. France Telecom S.A.’s total of net income for the period and retained earnings amounted to 7,362.8 million euros.

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2

Operating and financial sreview for the first half 2010

The following comments are based on the consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) (see Note 1 to the consolidated financial statements). The statutory auditors conducted a limited review of these financial statements.

Further to the changes that occurred in 2009 and in the first half of 2010 (see impact of the creation of the joint venture Everything Everywhere in the United Kingdom, Changes in accounting policy and Change in EBITDA definition), the data on a historical basis posted for the first half of 2009 has been restated.

The transition from data on a historical basis to data on a comparable basis (see Section 2.5.7 Financial Glossary) for the first half of 2009 is described in Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

The changes below are calculated on the basis of data in thousands of euros, although displayed in millions of euros.

Information by operating segment

The operating segments are described in Section 2.3 Analysis by Operating Segment. Unless otherwise specified, data on operating segments presented in the following sections are understood to be prior to elimination of inter-segment operating transactions.

Each of the segments defined by the Group has its own resources, although they may also share certain resources, primarily in networks, information systems, research and development, and other shared skill sets. Specifically, this is the role of the International Carrier & Shared Services (IC&SS) segment. The use of shared resources is taken into account in segment results and is based on the terms of contractual agreements between legal entities, external benchmarks, or by reallocating costs. The supply of shared resources is presented in other products of the service segment, and the use of those resources is shown as one of the charges included in operating income before depreciation and amortization, impairment of goodwill and fixed assets and share of profits (losses) of associates (hereinafter “EBITDA” – see Sections 2.5.6 Financial aggregates not defined by IFRS and 2.5.7 Financial Glossary) in the user segment. The cost of shared resources supplied may be affected by changes in contractual relations or in the organization, and may, therefore, have an impact on the segment margins disclosed from one year to another.

Impact of the creation of the Everything Everywhere joint venture in the United Kingdom

Owing to the creation of Everything Everywhere (joint venture between Orange and T-Mobile in the United Kingdom) on April 1, 2010, the Group’s operation in the United Kingdom is considered, up to April 1, 2010, to be an operation held for sale. As a result, Orange’s net operating income and expenses in the United Kingdom are shown, up to April 1, 2010, in the consolidated net income of discontinued operations, and the data posted for the first half of 2009 has been restated (see Section 2.2.3.4 Consolidated net income of discontinued operations, Information by operating segment in respect of the consolidated financial statements and Note 2 to the consolidated financial statements). Given that the Everything Everywhere shareholding is recognized according to the equity method, 50% of the income from the joint venture is recognized since April 1, the date on which it was created, in the share of profits (losses) of associates of the “International Carriers & Shared Services” operating segment (see Section 2.1.4 Main events that took place in the first half of 2009 and Notes 2 and 5 to the consolidated financial statements).

Changes in accounting policy

The Group has decided to recognize, from January 1, 2010, its shareholdings held in entities controlled jointly with other shareholders according to the equity method. Moreover, the Group has also decided to recognize, from January 1, 2010, all actuarial differences relating to post-employment defined benefit plans in other items of comprehensive income. These changes in accounting policy allow the financial statements to provide more pertinent and comparable information, given that the Group’s main competitors apply these policies. Their impacts are recognized retroactively in the Group’s consolidated financial statements (see Note 1 to the consolidated financial statements).

Change in EBITDA definition

Following the change in the scope of consolidation of entities accounted for using the equity method, the share of profits (losses) of associates, previously included in the EBITDA calculation, is excluded from the EBITDA calculation from January 1, 2010, and the data posted for the first half of 2009 has been restated. It remains included in the operating income calculation (see Sections 2.5.6, Financial aggregates not defined by IFRS, 2.5.7 Financial glossary and Information by operating segment in respect of the consolidated financial statements).

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2.1   OVERVIEW

This section sets out, for the France Telecom Group, i) the financial data and workforce, ii) the summary of results for the first half of 2010, iii) the impact of regulatory rate change, iv) the main events that took place in the first half of 2010 and v) the information on trends and the main risks and uncertainties.

Operating income before depreciation and amortization, impairment loss and share of profits (losses) of associates (EBITDA), capital expenditures on tangible and intangible assets excluding licenses (CAPEX) and organic cash flow are financial aggregates not defined by IFRS. For further information on the calculation of the EBITDA, CAPEX and organic cash flow and the reasons why the France Telecom Group uses these aggregates, see Sections 2.5.6 Financial aggregates not defined by IFRS and 2.5.7 Financial glossary.

2.1.1    Financial data and workforce

OPERATING DATA

(in millions of euros)	Half years ended June 30
	2010	2009 comparable basis (1)	2009 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Revenues	22,144	22,645	22,418	(2.2)%	(1.2)%
EBITDA (2)	7,745	8,115	8,039	(4.6)%	(3.7)%
EBITDA/Revenues	35.0%	35.8%	35.9%
Operating income	4,714	5,029	5,014	(6.3)%	(6.0)%
Operating income/Revenues	21.3%	22.2%	22.4%
CAPEX of continuing operations (2) (3)	2,114	2,285	2,262	(7.5)%	(6.6)%
CAPEX of continuing operations/Revenues	9.5%	10.1%	10.1%
Telecommunication licenses	285	1	1	n/a	n/a
Average number of employees (4)	159,931	165,604	165,067	(3.4)%	(3.1)%

(1)

See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)

See Sections 2.5.6 Financial aggregates not defined by IFRS and 2.5.7 Financial glossary.

(3)

See 2.2.4 Group capital expenditures.

(4)

See Section 2.5.7 Financial glossary.

NET INCOME

(in millions of euros)	Half years ended June 30
	2010	2009 historical basis
Operating income	4,714	5,014
Financial costs, net	(968)	(1,092)
Income tax	(911)	(1,256)
Consolidated net income after tax of continuing operations	2,835	2,666
Consolidated net income after tax of discontinued operations (1)	1,130	98
Consolidated net income after tax	3,965	2,764
Net income attributable to owners of the parent company	3,725	2,561
Net income attributable to non-controlling interests	240	203
(1) Corresponds to Orange’s income and expenses in the United Kingdom up to April 1, 2010, the disposal date.

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NET FINANCIAL DEBT AND ORGANIC CASH FLOW

(in millions of euros)	Half years ended June 30
	June 30, 2010	June 30, 2009 historical basis
Organic cash flow (1)	2,740	4,069
(1) See Sections 2.5.6 Financial aggregates not defined by IFRS and 2.5.7 Financial Glossary.

(in millions of euros)	Periods ended
	June 30, 2010	Dec. 31, 2009 historical basis
Net financial debt (1)	29,892	32,534
(1) See Section 2.5.7 Financial glossary.

For further information on the risks relating to the France Telecom Group’s financial debt, see Item 3.D. Risk Factors, of the Annual Report on Form 20-F.

2.1.2    Summary of results for the first half of 2010

In the first half of 2010, France Telecom group revenues amounted to 22,144 million euros, down 1.2% on a historical basis and 2.2% on a comparable basis compared to the first half of 2009. Stripping out the effects of regulatory changes, revenues were unchanged in comparable terms between the first half 2009 and the first half 2010, but the trend showed some improvement in the second quarter of 2010 (rising 0.3% year-on-year).

France Telecom group’s customer numbers rose by 3.8% between June 30, 2009 and June 30, 2010, to 182.0 million. Mobile customers increased by 6.6% year-on-year to 123.1 million at June 30, 2010, mainly because of robust growth in the Africa and the Middle East region, which had 34 million customers by June 30, 2010, an 18.4% rise on the year. The number of high-speed ADSL customers (including FTTH, by satellite and Wimax) grew by 2.2% year-on-year, to 13.2 million at June 30, 2010. Digital TV (ADSL and satellite) had 3.6 million subscribers on June 30, 2010, a 34% increase on June 30, 2009.

France Telecom Group EBITDA was 7,745 million euros in the first half of 2010. The ratio of EBITDA to revenues was 35.0% in the first half of 2010, a decline compared to the first half of 2009 of just 0.9 points on a historical basis and a comparable basis. In the second quarter of 2010, the trend in EBITDA margin improved on both historical and comparable bases, narrowing by just 0.7 points compared to the second quarter 2009, against a 1 point fall between the first quarters 2009 and 2010. There was a considerable improvement in France and Poland, while EBITDA margin in Spain continued its steady widening.

Capital expenditures on tangible and intangible assets excluding licenses for continuing operations of the France Telecom group totaled 2,114 million euros in the first half 2010, or 9.5% of revenues, a decline of 6.6% on a historical basis and 7.5% in comparable terms against the first half 2009. On a comparable basis, the second quarter 2010 again showed a clear recovery in CAPEX, up 6.0% on the second quarter 2009, after severe weather (particularly in Poland) had led to a 21.7% year-on-year drop in CAPEX during the first quarter 2010.

The Net financial debt (see section 2.5.7 Financial glossary) of France Telecom Group was 29,892 million euros at June 30, 2010 compared to 32,534 million euros at December 31, 2009.

Net income attributable to owner of the parent was 3,725 million euros in the first half 2010, compared to 2,561 million euros in the first half 2009. The rise was mainly due to proceeds from the disposal of Orange UK assets on April 1, 2010 in the framework of the creation of the joint venture Everything Everywhere in the United Kingdom with T-Mobile (see section 2.1.4 Main events that took place in the first half of 2010 and Note 2 to the consolidated financial statements).

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Dividends: France Telecom will propose a dividend of 1.40 euros per share in respect of 2010, 2011 and 2012 for approval by shareholders at the respective meetings called to vote on these payments. The Board of Directors decided on July 28, 2010 to distribute an interim ordinary dividend for the current year, based on results from the first half of 2010. This payment will be for 0.60 euros per share, and will be paid on September 2, 2010. The ex-dividend date for the interim dividend is set for August 30, 2010, in the morning.

Bonus shares: the CEO of France Telecom has informed the Board of Directors that in relation to the “Conquests 2015” project he wishes to associate all employees with the future performance of the company. He therefore indicated that this project will shortly be presented to the Board of Directors.

2.1.3    Impact of regulatory rate changes

The regulations governing the operations of the France Telecom Group are described in Item 4.B Business Overview of the 2009 Annual Report on Form 20-F.

The impact of the decrease in call termination prices and the decrease in roaming rates seen in a number of countries between June 30, 2009 and June 30, 2010, notably in France, Poland and Spain, was particularly pronounced in the mobile telephony sector. In the first half of 2010, these cuts caused revenues in mobile telephony operations to fall by approximately 420 million euros and EBITDA to fall by approximately 125 million euros. Moreover, in the first half of 2010, the decrease in regulated rates caused revenues in fixed-line telephony operations to fall by about 90 million euros and EBITDA by close to 35 million euros.

For further information on the risks relating to regulations, see Item 3.D Risk Factors, of the 2009 Annual Report on Form 20-F.

2.1.4    Main events that took place in the first half of 2010

Group Governance

In February 2010, France Telecom’s Board of Directors approved the separation of the functions of President and CEO. Stéphane Richard was named CEO with effect from March 1, 2010, while Didier Lombard was confirmed President of the Board of Directors.

Following his appointment as CEO of France Telecom, in February 2010 Stéphane Richard announced the composition of the Group’s Executive Committee with effect from April 6, 2010. Placed under the authority of the CEO, the Executive Committee has a total of 15 members, including three Deputy CEOs and 11 Group Executive Directors in charge of the divisions and functions of the Group.

“Conquests 2015” Business Plan

On Monday July 5, 2010, Stéphane Richard, CEO of France Telecom, unveiled his business plan to the media: a five-year action plan entitled “Conquests 2015”, aimed at setting out the challenges and perspectives that lie ahead for the Group, clarifying its business activities and regaining a sense of conquest and pride in belonging to Orange.

Through “Conquests 2015”, Orange is simultaneously addressing its employees, customers, shareholders and the society as a whole within which the company operates. Its commitment is expressed through concrete action plans.

•

conquering the commitment of the Group’s employees: Orange aims first and foremost to win over the men and women that form the heart of the company. The Group is committed to offering its employees a beneficial working environment through a new vision of human resources, a new management style and shared values. The company has already acted on this commitment through the creation of Orange Campus, which aims to build a community of managers from January 2011 in Paris, then later that Spring in Serock (Poland), Madrid, Bordeaux, Marseille, Nancy, Rennes and six locations outside Europe (Atlanta, Dakar, Nairobi, New Delhi, Rio and Singapore). IT systems, which have become increasingly complicated over the years, will be greatly simplified or entirely overhauled in certain cases. To address the challenge posed by the rising average age of the employees in France, the Group plans to recruit 10,000 additional employees from 2010 to 2012. The measures set out in the new social contract in France represent a total budget of 900 million euros over the same period, excluding anticipated savings from the “Temps Partiel Séniors” project (plan for senior employees to work part-time three years before retirement, hereinafter referred to as the part-time for seniors plan) and natural attrition;

•

conquering networks: Orange has reasserted that networks are its core business and its future. The Group was built around its network and the expertise of its technicians, and its employees take great pride in that. The conquest of networks means increasing coverage and bandwidth for both fixed-line and mobile networks, in both mature and emerging countries. In France, Orange will invest two billion euros by 2015 to deploy a new fiber optic network. This will guarantee coverage for 40% of households through coverage in every region of mainland France by 2012 and in every “département” by 2015 (including three overseas territories). In addition, the Group has the necessary technological expertise and is ready to launch the new generation of LTE (Long Term Evolution, 4th generation) mobile networks as soon as the regulations are in place. Orange will also invest in the monetization of mobile data traffic as well as in the deployment of “green” networks such as the Oryx program of solar-powered mobile telephone masts in Africa;

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•

conquering customers: Orange is the people’s operator that speaks to everyone, and it must inspire confidence. In order to regain the trust of its customers, it must first improve the quality of service and customer relations, particularly by placing a higher value in the loyalty of its existing customers. Orange’s ambition is to offer a superior customer experience compared to other operators, at each stage of the relationship: analysis of needs, recommendations, technical support, migrations, control over expenses, etc. Orange must become a “multimedia coach” for its customers by working alongside them to make their digital life easier. The company will continue its strategy of growth through innovation whether by providing the best possible voice quality, putting additional features in the SIM card, or by developing new services such as Orange Care (warranty, insurance and online support). Orange is also developing products in healthcare and education as well as mobile payment or money transfer services such as its Orange Money program in Africa;

•

conquering international development: the Group has also set its sights on reviving a spirit of growth through international development. This will be based on the same acquisition policy as before and rules out any “transformational” deals. Sales are expected to double over the next five years in emerging markets. Finally, Orange plans to grow from close to 200 million customers at present to 300 million by 2015 across its entire footprint.

The Group will strive to ensure “excellence in execution” regarding the deployment of this project and, in doing so, will demonstrate that it is fully capable of creating value from the development of the digital economy. This reflects a commitment to winning over the investor community. The deployment of these four strategic directions will be closely monitored through fully quantifiable action plans running until 2015, constituting phase two of the project from mid-July to the autumn of 2010.

Agreements as part of negotiations on stress in France

During the first half of 2010, France Telecom signed four agreements as part of its negotiations on stress:

•

one agreement on the text “Perspectives, employment and skills, professional development, training and mobility” relating to employees in France. The new principles set out in this text will be taken as the minimum basis in the next national and local negotiations, especially those relating to the Forward-looking Employment and Skills Management Program (GPEC in French) which opened in April 2010;

•

a “work-life balance” agreement, enabling immediate measures on the balance between employees’ private and professional lives to be decided upon and implemented and trials to be launched, the results of which will be used to draw up policies and action plans;

•

an agreement on staff representation bodies (IRPs in French), which seeks to improve how these bodies work and make it easier for union activity to be exercised within the Group;

•

and an agreement on the evaluation and prevention of psycho-social risks, part of the National Inter-professional Agreement on stress.

These four agreements, which apply immediately, represent a key stage in the process that has been undertaken and provide a solid foundation for local negotiations. Negotiations on the other texts are ongoing and will draw on the dynamism created by the above agreements.

Investment in fiber optics in France

Thanks to the clarification of the regulatory framework applied in early 2010 for the deployment of very high-speed broadband, in February 2010 France Telecom announced its intention to invest around 2 billion euros between now and 2015 in fiber optics in very dense areas in France (defined by the French telecommunications regulator ARCEP as zone 1), and, later, in the densest areas.

In very dense areas (zone 1), deployment has resumed in the nine agglomerations already covered, as well as in the Ile‑de‑France region. This deployment has also been extended to new cities beginning this year. In line with ARCEP’s decision, in February 2010 France Telecom presented its offer for sharing cables installed in buildings and is therefore able to take part in these investments in the same way as other market players.

France Telecom also plans to invest in dense areas (zone 2). A test phase is underway, before a wider deployment in six towns. France Telecom is also open to different forms of co‑investment with other operators in zone 2. France Telecom’s goal is to be present in all regions of mainland France by 2012, in around 45 agglomerations, then in every “département” of mainland France and in three overseas territories by 2015.

For less dense areas (zone 3), France Telecom is also open to partnerships with local authorities in order to accelerate the deployment of fiber with, if the regulatory framework makes this possible, an intermediary stage based on ramping up speeds on the existing network (FTTC, Fiber to the Curb).

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ACE (Africa Coast to Europe) submarine cable construction and maintenance agreement

In June 2010, France Telecom signed the construction and maintenance agreement for the ACE (Africa Coast to Europe) submarine cable, which will connect France to South Africa. This new fiber optic cable, 17,000 km long in its current configuration, will enter service in the first half of 2012. It will connect 23 countries, either directly for coastal countries or via another connected nation for landlocked countries. This project represents an investment of 689 million US dollars for the ACE consortium, of which an amount of 228 million US dollars is borne by the Group’s various subsidiaries (see Note 9 to the consolidated financial statements).

Creation of the Everything Everywhere joint venture in the United Kingdom

Further to the announcements made in September 2009 and after having obtained the necessary authorizations, France Telecom and Deutsche Telekom announced the creation on April 1, 2010 of a joint venture bringing to fruition the negotiations undertaken with a view to merging their activities in the United Kingdom. The stake of the two companies in this joint venture is recognized from April 1, 2010 according to the equity method (see Notes 2 and 5 to the consolidated financial statements).

In May 2010, Orange and T-Mobile unveiled the name, team, vision and plans of their joint venture in the United Kingdom. Named Everything Everywhere, the new company operates two of the most well-known British brands, Orange and T-Mobile. For customers, Orange and T-Mobile continue to compete as separate brands on the market, each with its own stores, campaigns, offers and service centers. However, the two brands are managed by one company, with one team and one shared vision: offering consumers instant access to whatever they want, wherever they are. As at April 1, 2010, Everything Everywhere has 16,522 employees (full-time equivalents) and 713 stores. The company was incorporated on July 1, 2010.

Agreement between France Telecom and Orascom Telecom on Mobinil in Egypt

In April 2010, France Telecom and Orascom Telecom signed agreements bringing to an end the legal proceedings opposing the two companies on the future of the Egyptian company Mobinil. These agreements came into force on July 13, 2010. The two telecom operators are now continuing their partnership on a renewed basis going forward, implementing a revised shareholder agreement. The agreements also include the acquisition by ECMS of LINKdotNET and Link Egypt (an Egyptian ISP), which was the subject of a transaction signed on July 4, 2010. According to the terms of the agreements, on July 13, 2010, France Telecom also paid Orascom Telecom 300 million US dollars in consideration for the undertakings and obligations of Orascom Telecom under the agreements, the termination of the original shareholders agreement and the execution of the amended and restated shareholders agreement. France Telecom’s stake in ECMS, which was accounted for using the equity method as at June 30, 2010, is recognized using the full consolidation method from July 13, 2010, the date on which the agreements came into force (see Notes 2, 9 and 11 to the consolidated financial statements).

Announcement of the Orange Switzerland strategy after the canceled merger of Orange and Sunrise in Switzerland

After the Swiss Competition Commission blocked the merger of Orange Communications S.A. (Orange Switzerland) and Sunrise communications S.A. (Sunrise) in April 2010, France Telecom and TDC announced in June 2010 the termination of their agreement to merge their activities in Switzerland (see Note 2 to the consolidated financial statements). France Telecom nonetheless reiterated its lasting commitment to the Swiss market, where the Group intends to pursue its activity and continue to invest.

In June 2010, Orange Switzerland thus announced a new strategy seeking to strengthen its presence in Switzerland, consolidate its network and focus on digital entertainment Orange Switzerland is therefore introducing a regional company structure with, in particular, the creation of ten regional skill centers. In doing so, the company gets even closer to customers and intends to become Switzerland’s Service Champion. At the same time, Orange will be investing over 700 million Swiss Francs over the next five years in the development of its mobile network. Finally, as part of the new “MyCustomer” strategy, Orange will also be introducing numerous new products and services in digital entertainment.

Launch of Orange Tunisia mobile, fixed-line and internet operations

Orange Tunisia, 49% of which is owned by France Telecom, launched its mobile, fixed-line and Internet telecoms services in Tunisia in May 2010. Orange Tunisia will invest one billion Tunisian dinars (around 500 million euros) to launch its operations and install the country’s first 3G network. This network, which will be operational from day one, already covers the majority of Tunisia’s major cities and overall coverage will be doubled by the end of the year. In line with its strategy, the Group will provide the technical expertise and investment necessary to ensure the deployment of a high-quality 2G and 3G+ network eventually offering nationwide coverage. From its launch, Orange Tunisia will benefit from a distribution network of nine wholly-owned stores and 400 retail outlets and will create 1,500 direct jobs by the end of 2010.

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Bond issues

•

In April 2010, France Telecom made a one billion euro bond issuance maturing in 2020, bearing interest at 3.875%.

•

In June 2010, France Telecom made a Samurai bond issuance of 52.3 billion yen (around 483 million euros when issued), in two tranches: a 46.1 billion yen tranche maturing in 2015 bearing interest at 1.23% and a 6.2 billion yen tranche expiring in 2015 bearing interest at the 3-month Yen Libor rate + 67 basis points. The funds were received in July 2010.

•

In January 2010, France Telecom made two bond issuances of 100 million euros each, expiring in 2015 and bearing interest at the variable Euribor 3-month rate + 62 basis points and Euribor 3-month rate + 63 basis points.

•

In February 2010, France Telecom made, principally i) the placing of a private loan of 500 million Hong Kong dollars (around 46 million euros when issued), expiring in 2015 and bearing interest at 2.95%, and ii) the placing of a private loan of 70 million euros, expiring in 2015 and bearing interest at the variable Euribor 3-month rate + 62 basis points, and iii) the placing of two private loans of 25 million euros each, expiring in 2020.

Payment of dividends

At the 9 June, 2010 Shareholders’ Meeting, France Telecom shareholders decided on the payment of a dividend of 1.40 euros per share in respect of 2009. Given the 0.60 euro per share interim dividend paid on September 2, 2009 for a total amount of 1,588 million euros, the balance of dividend to be paid on June 17, 2010 was 0.80 euro per share, for a total amount of 2,117 million euros (see Note 8 to the consolidated financial statements).

Enhancement of the ADR (American Depositary Receipt) program in the United States

In March 2010, France Telecom announced the enhancement of its American Depositary Receipt program in the United States, with the registration of an additional 150 million American Depositary Shares with the Securities and Exchange Commission (SEC). France Telecom’s ADR program is a sponsored level 3 American Depositary Receipt program. France Telecom Depositary Receipts are traded on the New York Stock Exchange under the ticker symbol FTE.

Settlement of the litigation on the special business tax regime in France pre-2003

Following the General Court of the European Union’s ruling of November 30, 2009, which rejected the appeals of the French government and France Telecom against the 2004 European Commission’s decision which had ruled that the special business tax regime applied to France Telecom between 1991 and 2002 constituted State aid, in January 2010 France Telecom transferred to the French State the amount of 964 million euros, which had been placed in an escrow account in 2007 and 2008, as well as 53 million euros in interest generated on the escrow account as of November 30, 2009 and not recognized as income, giving a total of 1,017 million euros (see Note 9 to the consolidated financial statements).

Condensed consolidated interim financial statements and financial review / FRANCE TELECOM   43

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2.2   ANALYSIS OF THE GROUP’S INCOME STATEMENT AND CAPITAL EXPENDITURE

This section sets out, for the France Telecom Group, i) an analysis from revenues to EBITDA, ii) the transition from EBITDA to operating income, iii) the transition from operating income to net income and iv) capital expenditures.

The operating income before depreciation and amortization, impairment loss and share of profits (losses) of associates (EBITDA), and the capital expenditures on tangible and intangible assets excluding licenses (CAPEX) are financial aggregates not defined by IFRS. For further information on the calculation of the EBITDA and CAPEX and the reasons why the France Telecom Group uses these aggregates, see Sections 2.5.6 Financial aggregates not defined by IFRS and 2.5.7 Financial glossary.

2.2.1    From group revenues to EBITDA

(in millions of euros)	Half years ended June 30
	2010	2009 comparable basis (1)	2009 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Revenues	22,144	22,645	22,418	(2.2)%	(1.2)%
External purchases (2)	(9,162)	(9,347)	(9,246)	(2.0)%	(0.9)%
Other operating income and expenses (2)	(804)	(770)	(767)	4.4%	4.9%
Labour expenses (2)	(4,379)	(4,302)	(4,251)	1.8%	3.0%
Gains (losses) on disposal of assets	2	(15)	(17)	n/a	n/a
Restructuring costs	(56)	(96)	(98)	(42.3)%	(43.1)%
EBITDA	7,745	8,115	8,039	(4.6)%	(3.7)%
In % of revenues	35.0%	35.8%	35.9%
(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis. (2) See Section 2.5.7 Financial glossary.

2.2.1.1  Revenues

In the first half of 2010, France Telecom Group revenues amounted to 22,144 million euros, down 1.2% on a historical basis and 2.2% on a comparable basis compared to the first half of 2009.

REVENUES (in millions of euros)	Half years ended June 30
	2010	2009 comparable basis (1)	2009 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
France	11,590	11,823	11,846	(2.0)%	(2.2)%
Spain	1,867	1,911	1,920	(2.3)%	(2.7)%
Poland	1,963	2,123	1,900	(7.5)%	3.3%
Rest of the World	3,663	3,595	3,564	1.9%	2.8%
Enterprise	3,576	3,802	3,824	(6.0)%	(6.5)%
International Carriers & Shared Services	780	759	688	2.8%	13.4%
Eliminations	(1,295)	(1,368)	(1,324)	-	-
GROUP TOTAL	22,144	22,645	22,418	(2.2)%	(1.2)%
(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

Change in revenues

On a historical basis, the 1.2% decline in Group revenues between the first half of 2009 and the first half of 2010, a fall of 274 million euros, includes i) the positive impact of foreign exchange fluctuations, i.e. 213 million euros, essentially due to the change in the Polish zloty against the euro (220 million euros), ii) the favorable impact of changes in the scope of consolidation and other changes, which stands at 14 million euros, and iii) the organic change on a comparable basis, i.e. a fall in revenues of 501 million euros.

Condensed consolidated interim financial statements and financial review / FRANCE TELECOM   44

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On a comparable basis, the reduction of 501 million euros in Group revenues between the first half of 2009 and the first half of 2010, a fall of 2.2%, is due primarily to the negative impact of regulatory measures.

Between the first half of 2009 and the first half of 2010, the reduction in revenues, on a comparable basis, was especially marked in Poland (down 7.5%, i.e. 160 million euros), owing mainly to the impact of the reduction in call termination prices and roaming rates as well as the fall in traditional telephone services caused by the migration of uses towards mobile telephony. In a difficult economy, the decline in activity was also significant for enterprise services (down 6.0%, i.e. 226 million euros), which was principally affected by the decline in fixed-line telephony and traditional data services and the slowdown in services activity. The slowdown in activity was less pronounced in Spain (down 2.3%, i.e. 44 million euros) and in France (down 2.0%, i.e. 233 million euros). Conversely, revenues for the Rest of the World rose by 1.9%, i.e. 68 million euros, between the first half of 2009 and the first half of 2010. This increase was generated by the sustained growth in revenues in Africa and the Middle East (up 6.8%, i.e. 77 million euros), mainly in Ivory Coast, Mali, Cameroon and Niger. Similarly, revenues from International Carriers & Shared Services increased by 2.8%, i.e. 21 million euros, driven by the growth in international transit services.

Changes in the number of customers

With effect from April 1, 2010 and retroactively, the number of customers of the France Telecom Group is calculated i) in its entirety, for entities consolidated using the full integration method, and ii) in the amount of their stake for entities consolidated using the equity method (see Note 5 to the consolidated financial statements).

On both a historical and a comparable basis, the number of customers of the Group stands at 182.0 million as of June 30, 2010, up 3.8% compared with June 30, 2009. The number of extra customers between June 30, 2009 and June 30, 2010 thus comes to 6.7 million for the Group.

The number of mobile telephony customers increased by 6.6% between June 30, 2009 and June 30, 2010 and stands at 123.1 million customers, i.e. 7.6 million extra customers. The increase in the number of contract customers remained strong, with a 6.0% increase between June 30, 2009 and June 30, 2010. As of June 30, 2010, the number of contract customers was 39.7% of the total number of mobile telephony customers.

The number of fixed-line customers was 45.4 million at June 30, 2010, down 2.2% from June 30, 2009 (i.e. 1.0 million fewer customers).

The number of internet customers (broadband and narrowband) was 13.6 million at June 30, 2010, up 0.5% compared with June 30, 2009 (i.e. 0.1 million additional customers). The number of ADSL broadband customers (including FTTH, satellite and WiMax access) rose, amounting to 13.2 million at June 30, 2010, compared with 12.9 million at June 30, 2009, i.e. a 2.2% increase. Multi-service ADSL offers continued to grow, with, in particular, digital TV (ADSL and satellite), with 3.6 million customers at June 30, 2010, i.e. an increase of 34.0% between June 30, 2009 and June 30, 2010.

2.2.1.2  Operating expenses

In the first half of 2010, operating expenses included in the EBITDA (referred to hereinafter as “OPEX”, see Section 2.5.6 Financial Glossary) amounted to 14,399 million euros. Compared to revenues, operating expenses included in the EBITDA determination rose 0.9 points higher than the first half of 2009 on a historical basis and by 0.8 points on a comparable basis, to 65.0% of revenues in the first half of 2010.

External purchases

In the first half of 2010, external purchases (see Section 2.5.7 Financial Glossary) amounted to 9,162 million euros, i.e. 41.4% of revenues. Between the first half of 2009 and the first half of 2010, the ratio of external purchases to revenues rose by 0.2 points on a historical basis and 0.1 points on a comparable basis.

Condensed consolidated interim financial statements and financial review / FRANCE TELECOM   45

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EXTERNAL PURCHASES (2) (in millions of euros)	Half years ended June 30
	2010	2009 comparable basis (1)	2009 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Commercial expenses and content purchases	(3,181)	(3,124)	(3,101)	1.8%	2.6%
Service fees and inter-operator costs	(2,979)	(3,140)	(3,099)	(5.1)%	(3.9)%
Other network expenses and IT expenses	(1,309)	(1,376)	(1,318)	(4.9)%	(0.7)%
Other external purchases	(1,693)	(1,707)	(1,728)	(0.8)%	(2.0)%
GROUP TOTAL	(9,162)	(9,347)	(9,246)	(2.0)%	(0.9)%
In % of revenues	41.4%	41.3%	41.2%
(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis. (2) See Section 2.5.7 Financial glossary.

On a historical basis, the 0.9% decline in external purchases between the first half of 2009 and the first half of 2010, i.e. a fall of 84 million euros, includes i) the negative impact of foreign exchange fluctuations (109 million euros), partially offset by ii) changes in the scope of consolidation and other changes (8 million euros), and iii) the organic change on a comparable basis, i.e. reduction of 185 million euros in external purchases.

On a comparable basis, the decline of 185 million euros in external purchases between the first half of 2009 and the first half of 2010, i.e. a reduction of 2.0%, is due to:

•

the fall of 5.1%, i.e. 161 million euros, in service fees and inter-operator costs, mainly reflecting the reduction in call termination prices and roaming rates, partially offset by the development of unlimited offers for mobile services. Service fees and inter-operator costs included in revenues fell by 0.4 points, from 13.9% in the first half of 2009 to 13.5% in the first half of 2010;

•

the fall of 4.9%, i.e. 67 million euros, in other network expenses and IT expenses (see Section 2.5.7 Financial Glossary), owed mainly to the reduction in IT expenses linked to changes in activity and the continuation of the cost optimization plan. The share in revenues of other network charges and IT charges fell by 0.2 points year-on-year, to 5.9% in the first half of 2010;

•

the fall of 0.8%, i.e. 14 million euros, in other external purchases (see Section 2.5.7 Financial Glossary). Compared to revenues, the share of other external purchases increased by 0.1 points between the first half of 2009 and the first half of 2010 and came to 7.6% for the first half of 2010;

•

this was partially offset by the increase of 1.8%, i.e. 57 million euros, in commercial expenses and content purchases (see Section 2.5.7 Financial Glossary), resulting mainly from the increase in purchases of handsets and other products sold and, to a lesser extent, the increase in content purchases. The ratio of commercial expenses and content purchases compared to revenues is up 0.6 points year-on-year (13.8% in the first half of 2009 compared with 14.4% in the first half of 2010).

Other operating income and expenses

In the first half of 2010, other operating expenses (net of other operating income – see Section 2.5.7 Financial Glossary) amounted to 804 million euros, i.e. 3.6% of revenues. Between the first half of 2009 and the first half of 2010, other operating expenses (net of other operating income) increased by 4.9% on a historical basis and by 4.4% on a comparable basis.

On a historical basis, other operating expenses (net of other operating income) rose by 37 million euros between the first half of 2009 and the first half of 2010.

On a comparable basis, other operating expenses (net of other operating income) rose by 34 million euros between the first half of 2009 and the first half of 2010, owing mainly to the reduction in other operating income.

Labour expenses

Between the first half of 2009 and the first half of 2010, labour expenses (see Section 2.5.7 Financial Glossary), included in revenues, increased by 0.8 points on both a historical and a comparable basis, amounting to 19.8% of revenues in the first half of 2010.

Condensed consolidated interim financial statements and financial review / FRANCE TELECOM   46

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LABOUR EXPENSES (2) (in millions of euros)	Half years ended June 30
	2010	2009 comparable basis (1)	2009 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Wages and employee benefit expenses	(4,245)	(4,134)	(4,084)	2.7%	4.0%
Employee profit-sharing	(126)	(140)	(139)	(9.5)%	(9.3)%
Share-based compensation	(8)	(28)	(28)	(72.9)%	(72.8)%
GROUP TOTAL	(4,379)	(4,302)	(4,251)	1.8%	3.0%
In % of revenues	19.8%	19.0%	19.0%
(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis. (2) See Section 2.5.7 Financial glossary.

Wages and employee benefit expenses

WAGES AND EMPLOYEE BENEFIT EXPENSES & NUMBER OF EMPLOYEES	Half years ended June 30
	2010	2009 comparable basis (1)	2009 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Wages and employee benefit expenses (2) (3)
France Telecom S.A.	(2,855)	(2,736)	(2,736)	4.4%	4.4%
Subsidiaries in France	(279)	(271)	(266)	2.9%	5.0%
International subsidiaries	(1,111)	(1,127)	(1,082)	(1.3)%	2.7%
GROUP TOTAL	(4,245)	(4,134)	(4,084)	2.7%	4.0%
Average number of employees (full time equivalents) (2)
France Telecom S.A.	89,158	90,876	90,876	(1.9)%	(1.9)%
Subsidiaries in France	7,470	7,619	7,556	(2.0)%	(1.1)%
International subsidiaries	63,303	67,109	66,635	(5.7)%	(5.0)%
GROUP TOTAL	159,931	165,604	165,067	(3.4)%	(3.1)%
Number of employees (active employees at end of period) (2)
France Telecom S.A.	92,189	93,489	93,489	(1.4)%	(1.4)%
Subsidiaries in France	7,625	7,744	7,679	(1.5)%	(0.7)%
International subsidiaries	63,036	67,005	66,428	(5.9)%	(5.1)%
GROUP TOTAL	162,850	168,238	167,596	(3.2)%	(2.8)%
(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis. (2) See Section 2.5.7 Financial glossary. (3) In millions of euros.

In the first half of 2010, wages and employee benefit expenses came to 4,245 million euros, or 19.2% of revenues. Between the first half of 2009 and the first half of 2010, wages and employee benefit expenses increased by 4.0% on a historical basis and 2.7% on a comparable basis.

On a historical basis, the 4.0% increase in wages and employee benefit expenses between the first half of 2009 and the first half of 2010, i.e. an increase of 161 million euros, includes i) the unfavorable impact of foreign exchange fluctuations (38 million euros), ii) the negative impact of changes in the scope of consolidation and other changes (12 million euros) and iii) the organic change on a comparable basis, i.e. an increase of 111 million euros in wages and employee benefit expenses.

On a comparable basis, the increase of 111 million euros in wages and employee benefit expenses between the first half of 2009 and the first half of 2010, an increase of 2.7%, is the result of:

•

the recognition in the first half of 2010 of a net provision of 32 million euros in relation to the part-time for seniors plan in France further to the agreement on the employment of senior employees signed in November 2009;

•

i) a 4.6% increase in the average unit cost, reflecting the increase in salaries and, in part, the effects of the implementation of the new social contract in France (see Section 2.1.4 Main events that took place in the first half of 2010), partially offset by ii) a 3.4% reduction in volume, linked to the reduction in the average number of employees, (full-time equivalents, see Section 2.5.7 Financial Glossary), i.e. 5,673 fewer people, mainly in France and Poland, and iii) a 0.7% increase for the structural effect, reflecting the difference between the average cost and the actual cost recorded for Group arrivals and departures.

Condensed consolidated interim financial statements and financial review / FRANCE TELECOM   47

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Employee profit-sharing

In the first half of 2010, employee profit-sharing expenses came to 126 million euros, down by 13 million euros on a historical basis (14 million euros on a comparable basis) compared with the first half of 2009. This fall was mainly the result of the reduction in France Telecom S.A.’s employee profit-sharing expenses year-on-year.

Share-based compensation

In the first half of 2010, share-based compensation amounted to 8 million euros, down by 20 million euros compared with the first half of 2009 on both a historical and a comparable basis. This reduction was due mainly to free share award plans coming to an end in France (in April 2009) and outside France (in December 2009).

Gains (losses) on disposal of assets

In the first half of 2010, the gains and losses on disposal of assets were a capital gain of 2 million euros, compared with a capital loss of 17 million euros on a historical basis (capital loss of 15 million euros on a comparable basis) in the first half of 2009.

Restructuring costs

RESTRUCTURING COSTS (in millions of euros)	Half years ended June 30
	2010	2009 comparable basis (1)	2009 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Public service secondment costs in France	(3)	(28)	(28)	(89.3)%	(89.3)%
Early retirement plan in France	(1)	1	-	n/a	-
Other restructuring costs	(52)	(69)	(70)	(24.6)%	(25.7)%
GROUP TOTAL	(56)	(96)	(98)	(42.3)%	(43.1)%
(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

2.2.1.3  EBITDA

The operating income before depreciation and amortization, impairment of goodwill and share of profits (losses) of associates (EBITDA) is a financial aggregate not defined by IFRS. For further information on the calculation of the EBITDA and the reasons why the France Telecom Group uses this aggregate, see Sections 2.5.6 Financial aggregates not defined by IFRS and 2.5.7 Financial glossary.

In the first half of 2010, the France Telecom Group’s EBITDA came to 7,745 million euros, down 3.7% on a historical basis and 4.6% on a comparable basis compared with the first half of 2009. The ratio of EBITDA to revenues was 35.0% in the first half of 2010, a decline compared to the first half of 2009 of 0.9 points on a historical basis and a comparable basis.

EBITDA (in millions of euros)	Half years ended June 30
	2010	2009 comparable basis (1)	2009 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
France	4,660	4,942	4,925	(5.7)%	(5.4)%
Spain	365	350	349	4.3%	4.5%
Poland	723	807	721	(10.4)%	0.1%
Rest of the World	1,360	1,419	1,417	(4.2)%	(4.0)%
Enterprise	686	737	780	(7.0)%	(12.1)%
International Carriers & Shared Services	(49)	(140)	(153)	(65.0)%	(68.1)%
GROUP TOTAL	7,745	8,115	8,039	(4.6)%	(3.7)%
In % of revenues	35.0%	35.8%	35.9%
(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

On a historical basis, the 3.7% decline in the Group’s EBITDA between the first half of 2009 and the first half of 2010, a decrease of 294 million euros, includes i) the positive impact of foreign exchange fluctuations which stands at 61 million euros and is essentially due to the change in the Polish zloty against the euro (82 million euros), ii) the favorable impact of changes in the scope of consolidation and other changes, which stands at 15 million euros, and iii) the organic change on a comparable basis, i.e. a fall of 370 million euros in EBITDA.

Condensed consolidated interim financial statements and financial review / FRANCE TELECOM   48

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On a comparable basis, the fall of 370 million euros in the Group’s EBITDA between the first half of 2009 and the first half of 2010, a drop of 4.6%, is due primarily to:

•

the 2.2% drop in revenues (501 million euros), owed mainly to declining business in France and Poland and the fall in revenues from enterprise services;

•

the increase of 1.8%, i.e. 77 million euros, in labour expenses due mainly to i) the recognition in the first half of 2010 of a net provision of 32 million euros in relation to the part-time for seniors plan in France, the increase in salaries and, in part, the effects of the implementation of the new social contract in France, partially offset by ii) the reduction in share-based compensation and employee profit-sharing expenses;

•

and the increase of 4.4%, i.e. 34 million euros, in other operating expenses (net of other operating income) due mainly to the reduction in other operating income.

These items were partly offset by:

•

the reduction of 2.0%, i.e. 185 million euros, in external purchases, due mainly to i) the reduction in service fees and inter-operator costs (161 million euros), relating essentially to the decrease in call termination prices and roaming rates, and ii) the decrease in other network expenses and IT expenses (67 million euros);

•

and by i) the reduction of 40 million euros in restructuring costs and ii) the improvement of 17 million euros in gains (losses) on disposal of assets.

2.2.2    From Group EBITDA to operating income

(in millions of euros)	Half years ended June 30
	2010	2009 comparable basis (1)	2009 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
EBITDA	7,745	8,115	8,039	(4.6)%	(3.7)%
Depreciation and amortization	(3,042)	(3,153)	(3,092)	(3.6)%	(1.6)%
Impairment of fixed assets	(1)	(14)	(14)	(90.2)%	(90.4)%
Share of profits (losses) of associates	12	81	81	(85.4)%	(85.4)%
Operating income	4,714	5,029	5,014	(6.3)%	(6.0)%
(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

Depreciation and amortization

DEPRECIATION AND AMORTIZATION (in millions of euros)	Half years ended June 30
	2010	2009 comparable basis (1)	2009 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
France	(1,074)	(1,098)	(1,098)	(2.1)%	(2.2)%
Spain	(478)	(523)	(523)	(8.8)%	(8.8)%
Poland	(476)	(527)	(471)	(9.8)%	0.7%
Rest of the World	(541)	(511)	(506)	6.0%	7.1%
Enterprise	(165)	(178)	(177)	(7.5)%	(6.8)%
International Carriers & Shared Services	(308)	(316)	(317)	(2.6)%	(2.6)%
GROUP TOTAL	(3,042)	(3,153)	(3,092)	(3.6)%	(1.6)%
(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

In the first half of 2010, depreciation and amortization amounted to 3,042 million euros, down 1.6% on a historical basis and 3.6% on a comparable basis compared with the first half of 2009.

On a historical basis, the 1.6% decline in depreciation and amortization between the first half of 2009 and the first half of 2010, a fall of 50 million euros, includes i) the negative impact of foreign exchange fluctuations which stands at 57 million euros, ii) the unfavorable impact of changes in the scope of consolidation and other changes, which stands at 4 million euros, and iii) the organic change on a comparable basis, i.e. a fall of 111 million euros in depreciation and amortization.

Condensed consolidated interim financial statements and financial review / FRANCE TELECOM   49

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On a comparable basis, the fall of 111 million euros in depreciation and amortization between the first half of 2009 and the first half of 2010, a drop of 3.6%, is due primarily to i) the end of amortization, the effect of disinvestment and the obsolescence of some fixed assets related to fixed-line and mobile telephony in France and Poland, ii) the fall in the amortization of customer bases, mainly in Spain, partially offset by iii) the effect of the commissioning of new fixed assets in France and, to a lesser extent, the Rest of the World.

Impairment of fixed assets

In the first half of 2010, impairment of fixed assets amounted to 1 million euros, compared with 14 million euros in the first half of 2009 on both a historical and a comparable basis (see Note 3 to the consolidated financial statements).

Share of profits (losses) of associates

SHARE OF PROFITS (LOSSES) OF ASSOCIATES (2) (in millions of euros)	2010	2009 comparable basis (1)	Half years ended June 30
			2009 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Sonaecom (3)	4	39	39	(89.2)%	(89.2)%
Orange Tunisia (4)	(16)	1	-	n/a	-
Other	24	42	42	(43.2)%	(43.4)%
GROUP TOTAL	12	82	81	(85.4)%	(85.4)%

(1)

See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)

See Note 5 to the consolidated financial statements.

(3)

In the first half of 2009, reversal of impairment of shares in Sonaecom, a Portuguese mobile telephony operator 20.0% of which is owned by France Telecom, in the amount of 36 million euros.

(4)

See Section 2.1.4 Main events that took place in the first half of 2010.

Operating income

In the first half of 2010, the France Telecom Group’s operating income amounted to 4,714 million euros, down 6.0% on a historical basis and 6.3% on a comparable basis compared with the first half of 2009.

On a historical basis, the 6.0% decline in the Group’s operating income between the first half of 2009 and the first half of 2010, a fall of 300 million euros, includes i) the favorable impact of changes in the scope of consolidation and other changes, which stands at 10 million euros, ii) the positive impact of foreign exchange fluctuations, which stands at 5 million euros, and iii) the organic change on a comparable basis, i.e. a fall of 315 million euros in operating income.

On a comparable basis, the fall of 315 million euros in the Group’s operating income between the first half of 2009 and the first half of 2010, a drop of 6.3%, is due to the fall in EBITDA (370 million euros) and, to a lesser extent, the deterioration in the share of profits (losses) of associates (69 million euros), partially offset by the fall in depreciation and amortization (111 million euros) and the reduction in the impairment of fixed assets (13 million euros).

2.2.3    From Group operating income to net income

(in millions of euros)	Half year ended June 30
	2010	2009 historical basis
Operating income	4,714	5,014
Cost of gross financial debt	(1,002)	(1,134)
Income and expense on net debt assets	72	73
Foreign exchange gains (losses)	(10)	(1)
Other financial income and expense	(28)	(30)
Finance costs, net	(968)	(1,092)
Income tax	(911)	(1,256)
Consolidated net income after tax of continuing operations	2,835	2,666
Consolidated net income after tax of discontinued operations (1)	1,130	98
Consolidated net income after tax	3,965	2,764
Net income attributable to owner of the parent	3,725	2,561
Net income attributable to non-controlling interests	240	203
(1) Net income/cost from Orange UK to April 1, 2010, when it was sold.

Condensed consolidated interim financial statements and financial review / FRANCE TELECOM   50

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2.2.3.1  Finance costs, net

France Telecom’s policy is not to use derivatives for speculative purposes. For further information about the risks arising from financial markets see Item 3.D Risk Factors of the 2009 Annual Report on Form 20-F.

Net finance costs were 968 million for the first half 2009, compared to 1,092 million euros in first half 2009, a gain of 124 million euros. The improvement was mainly due to a 132 million euro fall in gross financial debt, partly offset by a 9 million euro deterioration in foreign exchange losses.

The change in net financial debt (see Section 2.5.7 Financial glossary) of France Telecom group is described in Section 2.4.2 Financial Debt.

Cost of gross financial debt

(in millions of euros)	Half year ended June 30
Cost of gross financial debt in first half 2009 (historical basis)	(1,134)
Fall due to change in weighted average cost of gross financial debt (1)	150
Fall due to change in average gross financial debt outstanding	29
Other	(47)
Cost of gross financial debt in first half 2010	(1,002)

(1)

The average weighted cost of gross financial debt is calculated as the ratio of average cost of gross financial debt to the average outstanding amount calculated based on gross financial debt adjusted for amounts not giving rise to interest such as accrued interest not yet due and debts linked to purchase commitments for non-controlling shares.

The 132 million euro fall in the cost of gross financial debt between the first half 2009 and first half 2010 was chiefly due to the fall in average weighted cost of gross financial debt which was 5.45% in first half 2010 compared to 6.27% in first half 2009.

Income and expense on net debt assets

There was little change in Income and expense on assets comprising net debt between the first half 2009 and first half 2010: 72 million euros net income in 2010 compared to 73 million euros in 2009.

Foreign exchange gains (losses)

The Group recorded a 10 million euro net foreign exchange loss in the first half 2010, against a 1 million euro net loss in the prior year period.

Other financial income and expenses

Other financial income and expenses recorded a 28 million euro expense in the first half 2010 against a 30 million euro expense in first half 2009. Other financial income and expenses chiefly reflect the charge for discounting, mainly via pension obligations and other long-term employee commitments.

2.2.3.2  Income tax

INCOME TAX (1) (in millions of euros)	Half years ended June 30
	2010	2009 historical basis
Current taxes	(320)	(343)
Deferred taxes	(591)	(913)
GROUP TOTAL	(911)	(1,256)
(1) See Note 4 to the consolidated financial statements.

Income tax expense was 911 million euros in the first half 2010, a 345 million euro fall compared to the first half 2009 (1,256 million euros), due mainly to a 322 million euro reduction in deferred tax expense. The deferred tax charge for the tax group in France was lower than in the first half 2009, mainly due to deferred tax assets generated in the first half 2010 as a result of restructuring within France Telecom. Deferred tax assets from other entities largely derive from a non-operating company, where the conditions for recognizing a tax asset had not been met in the first half 2010.

2.2.3.3  Consolidated net income after tax of continuing operations

Net income from continuing operations was 2,835 million euros in the first half 2010, compared to 2,666 million euros in the first half 2009, an increase of 169 million euros. The rise was the result of a fall in corporate income tax (345 million euros) and, to a lesser extent, improved net finance costs (124 million euros), partly offset by a drop in operating income (300 million euros) between the two periods.

Condensed consolidated interim financial statements and financial review / FRANCE TELECOM   51

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2.2.3.4  Consolidated net income after tax of discontinued operations

Because of the creation of Everything Everywhere (a joint venture between Orange and T-Mobile in the UK) on April 1, 2010, data for the UK business until April 1, 2010 are given as for a business held for sale. As a result, the costs and net income for Orange UK are reported until April 1, 2010 under net income from discontinued or available-for-sale activities, and figures for the first half 2009 have been restated (see Section 2.1.4 Highlights of the first half 2010, Segment reporting by operating sector of the consolidated financial statements and Note 2).

Net income from discontinued operations was 1,130 million euros in the first half 2010, compared to 98 million euros in the first half 2009, an increase of 1,032 million euros. In the first half 2010, net income from discontinued operations of 1,130 million euros included i) 1,060 million euros in proceeds from the sale of the stake in Orange UK on April 1, 2010, and ii) net income from Orange UK in the year to April 1, 2010, of 70 million euros. In the first half 2009, net income from discontinued operations was 98 million euros, corresponding to the net income of Orange UK for the period.

2.2.3.5  Consolidated net income after tax for the Group

Net income for the France Telecom consolidated group was 3,965 million euros in the first half 2010, compared to 2,764 million euros in the first half 2009, an increase of 1,201 million euros. The year-on-year increase reflected rises in net income both from discontinued operations and assets held for sale (1,032 million euros, mainly due to the proceeds from the sale of the stake in Orange UK on April 1, 2010, namely 1,060 million euros) and from continuing activities (169 million euros).

Net income attributable to non-controlling interests was 240 million euros in the first half 2010 against 203 million euros in the first half 2009. After deducting non-controlling interests, net income attributable to owners of the parent grew by 1,164 million euros, from 2,561 million euros in the first half 2009 to 3,725 million euros in the first half 2010.

2.2.4    Capital expenditure

Capital expenditures in tangible and intangible assets excluding licenses (CAPEX) is a financial item that is not defined by IFRS. For further information on how CAPEX is calculated and why France Telecom uses this figure, see Section 2.5.6 Financial items undefined in IFRS and 2.5.7 Financial glossary.

(in millions of euros)	Half year ended June 30
	2010	2009 comparable basis (1)	2009 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
CAPEX for continuing operations (2)	2,114	2,285	2,262	(7.5)%	(6.6)%
CAPEX for discontinued operations (3)	68	77	159	(12.1)%	(57.2)%
Telecommunications licenses (2)	285	1	1	n/a	n/a
Lease finance investment (2)	86	8	8	n/a	n/a
Financial investment (4)	111	-	1,390	-	(92.0)%

(1)

See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)

See Segment reporting by operating sector in the consolidated financial statements.

(3)

Sale of Orange UK on April 1, 2010 (see start of Section 2. Interim management report for the first half 2010, Section 2.1.4 Highlights of the first half 2010, Segment reporting by operating sector in the consolidated financial statements and Note 2 to the consolidated financial statements).

(4)

See Section 2.5.7 Financial glossary.

2.2.4.1  Capital expenditures on tangible and intangible assets excluding licenses

In the first half 2010, capital expenditures on tangible and intangible assets excluding licenses for continuing operations of the France Telecom group businesses was 2,114 million euros, a 6.6% fall on a historical basis and 7.5% on a comparable basis to the first half 2009. As a share of revenue, CAPEX (excluding licenses) was 9.5% in the first half 2010, a 0.6 point fall in the first half 2009 on both historical and comparable basis.

Condensed consolidated interim financial statements and financial review / FRANCE TELECOM   52

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CAPEX FOR CONTINUING OPERATIONS (in millions of euros)	Half years ended June 30
	2010	2009 comparable basis (1)	2009 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
France	1,106	964	964	14.8%	14.7%
Spain	164	182	182	(10.3)%	(10.3)%
Poland	179	224	201	(20.4)%	(11.0)%
Rest of the World	390	482	484	(19.2)%	(19.4)%
Enterprise	143	139	138	3.1%	3.6%
International Carriers & Shared Services	132	294	293	(54.8)%	(54.8)%
GROUP TOTAL	2,114	2,285	2,262	(7.5)%	(6.6)%
As % of revenue	9.5%	10.1%	10.1%
(1) See Section 2.5.1 Transition from historical data to data on a comparable basis.

On a historical basis, the reduction of 6.6% or 148 million euros, in capital expenditures on tangible and intangible assets excluding licenses for continuing operations between first half 2009 and first half 2010 includes i) 20 million euros in gains from foreign exchange fluctuations, ii) 3 million euros in gains from changes in scope and other changes, as well as, iii) a 171 million euro comparable basis fall in investment in property, plant, equipment and intangible assets other than licenses for continuing operations.

On a comparable basis, the 7.5% or 171 million euro fall in capital expenditures on tangible and intangible assets excluding licenses for continuing operations between first half 2009 and first half 2010 was mainly due to:

•

the 92 million euro drop in investment in Rest of the World projects, particularly after the heavy sums invested in 2009 to roll out new subsidiaries in Africa (Kenya, Uganda, etc.);

•

a 44 million euro fall in CAPEX on mobile networks in Poland, largely because of severe winter weather which obstructed the roll out of 2G and 3G networks in the first quarter 2010;

•

the 31 million euro fall in installation costs of access and transmission equipment for customers in Poland due to reduced sales in the first quarter 2010 compared to 2009, and the positive effects of recycling leading to less new equipment being purchased;

•

the 22 million euro drop in investment in French and Spanish stores following the major spending drive in this area during the first half of 2009;

•

the 12 million euro fall in Group investments in customer service centers;

•

partly offset by the 29 million euro increase in IT CAPEX due to the expansion of projects to integrate new services and improve customer relations.

2.2.4.2  Acquisition of telecommunications licenses

The cost of acquiring telecommunications licenses was 285 million euros in the first half 2010 (as against 1 million euros in the first half 2009 on both a historical and comparable basis). This was for one 3G 4.8Mhz block in France.

2.2.4.3  Financial investments

Financial investments (see Section 2.5.7 Financial glossary and Note 2 to the consolidated financial statements) are described in Section 2.4.1 Liquidity and cash flows.

2.3   REPORTING BY OPERATING SEGMENT

This section breaks down the main operating data (financial and staff data) of each operating segment in France Telecom group and their main operating indicators.

Operating income before depreciation and amortization, and impairment losses and share of profits (losses) of associates (EBITDA) and capital expenditures on tangible and intangible assets excluding licenses (CAPEX) are both terms that are not defined by IFRS. For further information on the calculation of EBITDA and CAPEX and the reason why the France Telecom uses these data items see sections 2.5.6 Financial items undefined in IFRS and 2.5.7 Financial Glossary.

Condensed consolidated interim financial statements and financial review / FRANCE TELECOM   53

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Presentation of operating segments

There are six operating segments:

•

“France” covers all personal (mobile telephony) and home (fixed-line, internet and services to operators) communications services in France;

•

“Spain” covers all personal (mobile telephony) and home (fixed-line and internet) communications services in Spain;

•

“Poland” covers all personal (mobile telephony) and home (fixed-line, internet and operator services) communications services in Poland;

•

“Rest of the World” covers all personal (mobile telephony) and home (fixed-line, internet and operator services) communications services outside France, the UK, Poland and Spain, i.e. mainly Belgium, Botswana, Cameroon, the Dominican Republic, Ivory Coast, Jordan, Kenya, Madagascar, Mali, Moldova, Romania, Senegal, Slovakia and Switzerland;

•

“Enterprise” covers communications services and solutions sold to business clients in France and world-wide;

•

“International Carriers and Shared Services” (“IC & SS”) covers i) the roll out of the international and long-distance network, the installation and maintenance of submarine cables and sales and services provided to international operators, and ii) shared services including support and group-wide services as well as the new avenues of growth (Content, Health, Online advertising). Shared services are largely rebilled to other operating segments as brand royalties, Group services or other specific case-by-case rebillings;

See Reporting by operating segment in the consolidated financial statements. Additional information (breakdown of revenue and main operating indicators) by operating segment can be found in Section 2.5.2 Additional information by operating segment.

Impact of the creation of Everything Everywhere in the UK

Because of the creation of Everything Everywhere (a joint venture between Orange and T-Mobile in the UK) on April 1, 2010, data for the UK business until April 1, 2010 are given as for a business held for sale. As a result, the costs and net income for Orange UK are reported until April 1, 2010 under net income from discontinued operations, and data for the first half of 2009 have been restated (see Section 2.2.3.4 Consolidated net income after tax of discontinued operations, Reporting by operating segment on the consolidated financial statements and Note 2). Because Everything Everywhere is reported using the equity method the group’s 50% share in its income has been reported since April 1, when it was created under Share of profits (losses) from associates in the “IC & SS” operating segment (see Section 2.1.4 Highlights of the first half 2010 and Notes 2 and 5 to the consolidated financial statements).

Operating data by operating segment

The three tables below show the main operating data (financial and staff data) for France Telecom Group, under each operating segment in the first half 2010 and first half 2009 on comparable and historical bases.

Condensed consolidated interim financial statements and financial review / FRANCE TELECOM   54

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2010

Half year ended June 30, 2010 (in millions of euros)	France	Spain	Poland	Rest of the World	Enterprise	IC & SS	Intra-group eliminations and others	Total Group	Discontinued operations		Jointly controlled subsidiaries (100%) (1)
									United Kingdom	Eliminations and others	Egypt, Mauritius & Equatorial Guinea
Revenues	11,590	1,867	1,963	3,663	3,576	780	(1,295)	22,144	1,282	(20)	840
• external	11,000	1,848	1,943	3,487	3,344	522	-	22,144	1,275	(13)	840
• inter-operating segments	590	19	20	176	232	258	(1,295)	-	7	(7)	-
External purchases	(4,320)	(1,301)	(880)	(1,806)	(2,113)	(1,703)	2,961	(9,162)	(920)	22	(367)
Other operating income	639	23	23	43	78	1,574	(2,104)	276	7	(36)	8
Other operating expenses	(871)	(135)	(91)	(204)	(112)	(105)	438	(1,080)	(78)	34	(70)
Labour expenses	(2,342)	(88)	(289)	(332)	(735)	(593)	-	(4,379)	(97)	-	(55)
Gains (losses) on disposal of assets	(3)	(1)	1	(1)	-	6	-	2	1,059	-	(1)
Restructuring costs	(33)	-	(4)	(3)	(8)	(8)	-	(56)	(57)	-	-
EBITDA	4,660	365	723	1,360	686	(49)	-	7,745	1,196	-	355
Depreciation and amortization	(1,074)	(478)	(476)	(541)	(165)	(308)	-	(3,042)	-	-	(143)
Impairment of fixed assets	(1)	(1)	(1)	-	-	2	-	(1)	(2)	-	-
Share of profits (losses) of associates	2	(1)	-	30	(1)	(18)	-	12	-	-	-
Operating income	3,587	(115)	246	849	520	(373)	-	4,714	1,194	-	212
CAPEX	1,106	164	179	390	143	132	-	2,114	68	-	141
Telecommunications licenses	285	-	-	-	-	-	-	285	-	-	-
Average number of employees	74,641	3,103	26,249	20,884	20,433	14,621	-	159,931	11,015	-	5,706
(1) Excluding Everything Everywhere.

2009 – COMPARABLE BASIS (2)

Half year ended June 30, 2009 (in millions of euros)	France	Spain	Poland	Rest of the World	Enterprise	IC & SS	Intra-group eliminations and others	Total Group	Discontinued operations		Jointly controlled subsidiaries (100%) (1)
									United Kingdom	Eliminations and others	Egypt, Mauritius & Equatorial Guinea
Revenues	11,823	1,911	2,123	3,595	3,802	759	(1,368)	22,645	1,284	(21)	844
• external	11,146	1,893	2,103	3,430	3,559	514	-	22,645	1,276	(14)	844
• inter-operating segments	677	18	20	165	243	245	(1,368)	-	8	(7)	-
External purchases	(4,391)	(1,364)	(956)	(1,723)	(2,312)	(1,661)	3,060	(9,347)	(895)	37	(338)
Other operating income	735	24	16	70	66	1,543	(2,139)	315	64	(50)	5
Other operating expenses	(883)	(128)	(82)	(188)	(92)	(159)	447	(1,085)	(119)	34	(61)
Labour expenses	(2,294)	(90)	(299)	(328)	(713)	(578)	-	(4,302)	(99)	-	(51)
Gains (losses) on disposal of assets	(6)	(3)	5	(1)	1	(11)	-	(15)	-	-	(1)
Restructuring costs	(42)	-	-	(6)	(15)	(33)	-	(96)	(12)	-	(1)
EBITDA	4,942	350	807	1,419	737	(140)	-	8,115	223	-	397
Depreciation and amortization	(1,098)	(523)	(527)	(511)	(178)	(316)	-	(3,153)	(202)	-	(140)
Impairment of fixed assets	(3)	(1)	2	-	(8)	(4)	-	(14)	-	-	-
Share of profits (losses) of associates	(15)	-	-	57	1	38	-	81	-	-	-
Operating income	3,826	(174)	282	965	552	(422)	-	5,029	21	-	257
CAPEX	964	182	224	482	139	294	-	2,285	77	-	160
Telecommunications licenses	-	-	-	1	-	-	-	1	-	-	-
Average number of employees	76,388	3,253	28,839	21,273	20,795	15,056	-	165,604	11,536	-	n/a
(1) Excluding Everything Everywhere. (2) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

Condensed consolidated interim financial statements and financial review / FRANCE TELECOM   55

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2009 – HISTORICAL BASIS

Half year ended June 30, 2009 (in millions of euros)	France	Spain	Poland	Rest of the World	Enterprise	IC & SS	Intra-group eliminations and others	Total Group	Discontinued operations		Jointly controlled subsidiaries (100%) (1)
									United Kingdom	Eliminations and others	Egypt, Mauritius & Equatorial Guinea
Revenues	11,846	1,920	1,900	3,564	3,824	688	(1,324)	22,418	2,541	(48)	829
• external	11,162	1,902	1,882	3,399	3,585	488	-	22,418	2,523	(30)	829
• inter-operating segments	684	18	18	165	239	200	(1,324)	-	18	(18)	-
External purchases	(4,434)	(1,373)	(857)	(1,697)	(2,316)	(1,626)	3,057	(9,246)	(1,696)	66	(333)
Other operating income	745	24	14	69	67	1,589	(2,194)	314	66	(88)	5
Other operating expenses	(886)	(128)	(73)	(189)	(83)	(183)	461	(1,081)	(196)	70	(60)
Labour expenses	(2,296)	(91)	(266)	(324)	(697)	(577)	-	(4,251)	(195)	-	(50)
Gains (losses) on disposal of assets	(6)	(3)	3	-	-	(11)	-	(17)	(1)	-	(1)
Restructuring costs	(44)	-	-	(6)	(15)	(33)	-	(98)	(20)	-	(1)
EBITDA	4,925	349	721	1,417	780	(153)	-	8,039	499	-	389
Depreciation and amortization	(1,098)	(523)	(471)	(506)	(177)	(317)	-	(3,092)	(412)	-	(137)
Impairment of fixed assets	(3)	(1)	2	-	(8)	(4)	-	(14)	-	-	-
Share of profits (losses) of associates	(12)	-	-	55	-	38	-	81	-	-	-
Operating income	3,812	(175)	252	966	595	(436)	-	5,014	87	-	252
CAPEX	964	182	201	484	138	293	-	2,262	159	-	157
Telecommunications licenses	-	-	-	1	-	-	-	1	-	-	-
Average number of employees	76,520	3,268	28,538	21,192	20,517	15,032	-	165,067	11,536	-	5,528
(1) Excluding Everything Everywhere.

2.3.1    France

FRANCE (in millions of euros)	Half years ended June 30
	2010	2009 comparable basis (1)	2009 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Revenues	11,590	11,823	11,846	(2.0)%	(2.2)%
EBITDA (2)	4,660	4,942	4,925	(5.7)%	(5.4)%
EBITDA/Revenues	40.2%	41.8%	41.6%
Operating income	3,587	3,826	3,812	(6.2)%	(5.9)%
Operating income/Revenues	30.9%	32.4%	32.2%
CAPEX (2)	1,106	964	964	14.8%	14.7%
CAPEX/Revenues	9.5%	8.2%	8.1%
Average number of employees	74,641	76,388	76,520	(2.3)%	(2.5)%

(1)

See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)

Operating income before depreciation, amortization, impairment losses and net profit/loss from associates (EBITDA) and capital expenditures in property, plant, equipment and intangible assets except licenses (CAPEX) are both lines that are not defined by IFRS. For further information on how EBITDA and CAPEX are calculated and why France Telecom uses these data items see sections 2.5.6 Financial items undefined in IFRS and 2.5.7 Financial Glossary.

“France” covers all personal (mobile telephony) and home (fixed-line, internet and operator services) communications services in France.

2.3.1.1  Revenues ‑ France

On a historical basis, the 2.2% or 256 million euro fall in revenues from France between the first half 2009 and first half 2010, included:

•

23 million euros of scope effects due to i) the transfer of hubbing from France to the IC & SS operating segment and ii) the France Telecom e-Commerce sale of goodwill on Internet Topachat.com and Clust.com on February 27, 2009, and part of the assets of the internet site Alapage on September 1, 2009, partly offset by iii) the first-time inclusion of revenue from professional clients, transferred from the Enterprise segment on January 1, 2010;

•

as well as 233 million euros of organic revenue growth on a comparable basis.

On a comparable basis, the fall in France revenues of 233 million euros or 2.0% between the first half year 2009 and that of 2010 was mainly due to cuts in interoperator mobile call termination tariffs and cuts to wholesale internet access charges that benefited alternative operators.

Aside from the impact of cuts to regulated tariffs, fast growth in the mobile and internet business helped offset the trend decline in switched telephony, with revenue rising by 0.3% year-on-year for the period.

Condensed consolidated interim financial statements and financial review / FRANCE TELECOM   56

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Personal communications services in France

In both historical and comparable basis, revenue for personal communications services fell by 1.2% between the first half 2009 and first half 2010 due to the fall in mobile voice and SMS termination charges on July 1, 2009 and February 1, 2010, respectively. Stripping out the impact of regulatory changes, revenue rose by 4% between the two periods. This was due to:

•

in large part i) a 3.6% rise in total customers over the year, to 26.2 million at June 30, 2010, and ii) the growth in flat-rate customers as part of the overall customer mix, to 69.8% at June 30, 2010 against 68.5% at June 30, 2009;

•

and to the rise in revenue from “non-voice” services (see Section 2.5.7 Financial glossary), which more than made up for shrinking voice revenues (see Section 2.5.7 Financial glossary). In the first half year 2010, revenues generated by “non-voice” services (see Section 2.5.7 Financial glossary) contributed 29.9% of mobile services revenues compared to 25.2% for the first half year 2009.

Average “voice” consumption per customer AUPU (see 2.5.7 Financial glossary) fell 5.1% between June 30, 2009 and June 30, 2010, while data AUPU increased 114.5% and AUPU on SMSs texted by Orange customers rose 68%, with the development of offers favoring non-voice uses.

Stripping out regulatory effects, annual revenue per user (ARPU) rose 0.7% between June 30, 2009 and June 30, 2010, thanks to an increased contribution by non-voice services, both SMS and multimedia functions, reflecting in part the expansion of 3G dongles and smartphones.

Home communications services in France

On a historical basis, revenue from home communications services declined by 3.7% or 265 million euros between the first halves of 2009 and 2010 including the unfavorable impact of scope and other changes, which totaled 71 million euros, and a 194 million euro organic decline in revenues.

On a comparable basis, revenue from home communications services in France fell by 2.8% or 194 million euros between the first half 2009 and the first half 2010, to 6,808 million euros in the first half 2010. Eliminating the cuts imposed on wholesale tariffs for internet access and to a lesser degree on interconnections with the France Telecom switched network, revenues fell 2% between the two periods.

The 2.8% decline in home communications revenues in France between the first halves 2009 and 2010, on a comparable basis, is explained below, broken down by the three components that make up revenue.

Consumer Services

On a comparable basis, Consumer Services revenue fell by 3.2% between the first half 2009 and first half 2010, to 4,268 million euros at June 30, 2010. This was due to the recurring decline in the Switched Telephony Network (RTC) business, partly offset by further development of ADSL fast broadband services. ARPU from fixed-line Consumer Services (see Section 2.5.7 Financial glossary) was up substantially, from 33.6 euros at June 30, 2009 to 34.8 euros at June 30, 2010, driven by the growth of internet services. The annual change in Consumer Services revenues reflects:

•

an 8.2% rise in revenues from Online Services and Consumer Internet Access associated with the take-up of high-speed ADSL. In a fiercely competitive broadband market where customer churn is becoming a real issue, Orange is seeing a slowdown in the growth of its broadband customer base marked by a slower rise in net sales: growth was down by 7 points on the year, but still positive, with a 3.6% rise year-on-year in the number of consumers with broadband ADSL access. This modest expansion of the broadband customer base was nonetheless accompanied by a rise in value, thanks in part to more subscribers for “VoIP” and a 30.4% jump in subscriptions to “TV on ADSL”;

•

a 12.6% fall in revenues from Consumer Calling Services, mainly because of: i) the fall in the market for switched calling traffic (measured by interconnections) as “Voice over IP” expands, and ii) cheaper tariffs. This reduction in revenue is correlated with the decline in total RTC traffic billed to France Telecom customers, which fell by 12% between the two periods;

•

and the 10.6% fall in revenues from Consumer Subscription fees, with the advent of total unbundling, wholesale subscriptions and wholesale naked ADSL access to third-party ISPs (revenues from these sales are included in “Services to Operators” below).

Condensed consolidated interim financial statements and financial review / FRANCE TELECOM   57

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Services to operators

On a comparable basis, revenue earned by Carrier Services fell 0.4% between the first half 2009 and the first half 2010, to 2,247 million euros at June 30, 2010. The modest fall was due to:

•

a 9.2% drop in revenues for Other Carrier services, reflecting a simultaneous fall in traffic and routing tariffs on France Telecom’s switched network;

•

partly offset by a 3.2% rise in revenue from Domestic Carrier services mainly due to the further development of full unbundling of telephony lines naked DSL and wholesale internet access which made up for the cuts to DSL tariffs in January 2010, following a previous cut in July 2009. Domestic interconnection revenue fell 12% between the first half 2010 and 2009 due to a falloff in traffic volume and lower interconnection tariffs from October 2009.

Other Home Communications Services

On a comparable basis, revenue from Other Home Communications Services fell 13.3% between first half 2009 and first half 2010, after i) a 16.4% slump in public phone traffic and ii) a trend decline in rental and sales of fixed telephony terminals, other than ADSL equipment.

2.3.1.2  EBITDA ‑ France

On a historical basis, the 5.4% fall in EBITDA in France between the first half 2009 and the first half 2010, of 265 million euros, included i) a 17 million euro unfavorable impact from scope and ii) other changes as well as a 282 million euro organic decline in revenues.

On a comparable basis, of this 282 millions euro fall in France EBITDA year on year (i.e. a 5.7% fall) nearly a third was due to the impact of cuts to the regulatory tariffs on mobile call terminations or wholesale internet access sales.

The decline in EBITDA was mainly due to:

•

a fall of 233 million euros in revenues due in particular to the trend towards lower revenues from the Public Switched Telephone Network as well as the negative impact of regulatory tariff reductions of mobile call termination rates and wholesale internet access sales and on fixed interconnection and mobile inter-operator tariffs;

•

and the 49 million euro increase in labour expenses following salary rises and provisions against the part-time for seniors plan;

•

the 41 million euro rise in content procurement, including Orange Sport and Orange Cinéma Séries.

On a contrast, other IT and network expenses and the advertising, promotion, sponsoring and rebranding expenses both fell considerably.

2.3.1.3  Operating income – France

On a historical basis, the 5.9% fall in operating income in France between the first half 2009 and the first half 2010, of 225 million euros, included i) a 14 million euro boost from scope and other changes as well as ii) a 239 million euro comparable organic decline in revenues.

On a comparable basis, the 239 million euro or 6.2% drop in operating income in France between the two periods was due to the decline in EBITDA, partly offset by a fall in depreciation and amortization charges and by the improvement in income from associates.

2.3.1.4  CAPEX on property, plant, equipment and intangible assets excluding licenses France

On a historical and comparable basis alike, CAPEX excluding licenses in France rose by 14.7% or 142 million euros between the two periods. The rise was chiefly due to: i) continuing investments in capacity and coverage for the 3G network; ii) increased investment in customer service call centers, partly offset by: i) a fall in investment to extend the fiber optic network, although this is scheduled to rise again in the second half of 2010 under the fiber optic plan, and; ii) the reduction in investment in ADSL capacity as the pace of expansion in broadband capacity slows (mature market).

Greater investment in 3G mobile, taking coverage to over 91% of the population at end-June 2010, ahead of the initial schedule.

2.3.1.5  Acquisition of telecommunications licenses – France

The cost of acquiring telecommunications licenses in France was 285 million euros in the first half 2010 due to the purchase of a 4.8 MHz block of 3G spectrum.

Condensed consolidated interim financial statements and financial review / FRANCE TELECOM   58

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2.3.2    Spain

SPAIN (in millions of euros)	Half years ended June 30
	2010	2009 comparable basis (1)	2009 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Revenues	1,867	1,911	1,920	(2.3)%	(2.7)%
EBITDA (2)	365	350	349	4.3%	4.5%
EBITDA/Revenues	19.6%	18.3%	18.2%
Operating income	(115)	(174)	(175)	34.2%	34.5%
Operating income/Revenues	(6.1)%	(9.1)%	(9.1)%
CAPEX (2)	164	182	182	(10.3)%	(10.3)%
CAPEX/Revenues	8.8%	9.5%	9.5%
Average number of employees	3,103	3,253	3,268	(4.6)%	(5.0)%

(1)

See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)

Operating income before depreciation, amortization, impairment losses and net profit/loss from associates (EBITDA) and capital expenditures in property, plant, equipment and intangible assets except licenses (CAPEX) are both terms that are not defined by IFRS. For further information on how EBITDA and CAPEX are calculated and why France Telecom uses these data items see sections 2.5.6 Financial items undefined in IFRS and 2.5.7 Financial Glossary.

“Spain” covers all personal (mobile telephony) and home (fixed-line and internet) communications services in Spain.

2.3.2.1  Revenues ‑ Spain

On a historical basis, the 2.7% fall in revenues in Spain between the first half 2009 and the first half 2010, of 53 million euros, included i) a 9 million euro negative impact from scope and other changes as well as ii) a 44 million euro comparable organic decline in revenues.

On a comparable basis, the 44 million euro or 2.3% decline in Spain revenues between first half 2009 and first half 2010 was mainly a result of the recession. Stripping out regulatory effects, revenues would have risen 2.5% year-on-year.

Personal communications services in Spain

On a comparable basis, revenues earned by personal communications services in Spain fell 2.2% between the first half 2009 and the first half 2010, to 1,536 million euros. The fall reflected a 4.2% drop in ARPU, following cuts to tariffs in a fiercer competitive environment and the negative impact of the fall in call termination prices. Stripping out the regulatory changes, revenues rose 3.7%, reflecting:

•

i) the 5.0% rise in flat-rate customers during the year, to 6.8 million at June 30, 2010, ii) a rising proportion of flat-rate clients in the customer mix, to 60.4% at June 30, 2010, compared to 56.6% at June 30, 2009. The 1.5% fall in total customer numbers to 11.3 million at June 30, 2010, reflected the impact on prepaid offers in Spain of the law on mandatory identification of mobile customers which led to an 842,000 change in the prepaid customer base. Without this factor, total customers would have grown by 6.3%;

•

Growth in “non-voice” revenues (excluding SMS and MMS) driven by the expansion of broadband applications and, particularly, the sharp growth in Internet Everywhere and Business Everywhere services which had 475 thousand customers between them at June 30, 2010 compared to 246 thousand at June 30, 2009.

Home communications services in Spain

On a comparable basis, revenue from home communications services in Spain, fell by 2.9% between the first half 2009 and first half 2010, to 331 million euros. The decline reflected falling revenues for business services and low-speed internet access. In the first half year 2010, broadband revenues were comparable to the prior year, with a 4.6% decline in the customer base being offset by a 5.3% rise in ARPU.

2.3.2.2  EBITDA ‑ Spain

On a historical basis, the 4.5% or 16 million euro increase in Spain EBITDA between the first half 2009 and first half 2010, was chiefly due to the organic rise in comparable EBITDA.

On a comparable basis, EBITDA in Spain rose by 4.3% in the first half 2010 against the first half 2009, to 365 million euros. The 15 million difference between the two periods mainly reflected i) a 68 million fall due to lower interconnection charges and ii) a 14 million drop in external purchases (property costs, overheads and other external costs), which was partly offset by iii) a 44 million euro reduction in revenue and 29 million euros of commercial expenses in the intensely competitive environment.

Condensed consolidated interim financial statements and financial review / FRANCE TELECOM   59

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2.3.2.3  Operating income – Spain

On a historical basis, the 60 million euro rise in operating income in Spain between first half 2009 and first half 2010 was mainly due to the improvement in the comparable operating loss.

On a comparable basis, Spain made a 115 million euro operating loss at June 30, 2010, compared to a 174 million euro loss at June 30, 2009. This represents a 34.2% improvement thanks to lower depreciation and amortization charges and, to a lesser extent, the rise in EBITDA.

2.3.2.4  CAPEX on property, plant, equipment and intangible assets excluding licenses – Spain

In both historical and comparable basis, CAPEX excluding licenses in Spain was 18 million euros lower in the first half 2010 than in the first half 2009, at 164 million euros. Investments during the first six months of 2010 were mainly concentrated on growth business lines (3G mobile network), customer satisfaction (by improving IT software) and building up the distribution network.

2.3.3    Poland

POLAND (in millions of euros)	Half years ended June 30
	2010	2009 comparable basis (1)	2009 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Revenues	1,963	2,123	1,900	(7.5)%	3.3%
EBITDA (2)	723	807	721	(10.4)%	0.1%
EBITDA/Revenues	36.8%	38.0%	38.0%
Operating income	246	282	252	(12.9)%	(2.5)%
Operating income/Revenues	12.5%	13.3%	13.3%
CAPEX (2)	179	224	201	(20.4)%	(11.0)%
CAPEX/Revenues	9.1%	10.6%	10.6%
Average number of employees	26,249	28,839	28,538	(9.0)%	(8.0)%

(1)

See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)

Operating income before depreciation, amortization, impairment losses and net profit/loss from associates (EBITDA) and capital expenditures in property, plant, equipment and intangible assets except licenses (CAPEX) are both terms that are not defined by IFRS. For further information on how EBITDA and CAPEX are calculated and why France Telecom uses these data items see sections 2.5.6 Financial items undefined in IFRS and 2.5.7 Financial Glossary.

“Poland” covers all personal (mobile telephony) and home (fixed-line, internet and operator services) communications services in Poland.

2.3.3.1  Revenues - Poland

On a historical basis, the 3.3% or 63 million euro rise in Polish revenue between the first half 2009 and the first half 2010 reflects i) a 223 million euro positive foreign exchange impact, due to the zloty strengthening from 4.47 to the euro at June 30, 2009 to 4.00 at June 30, 2010, ii) a 160 million euro drop in comparable revenue.

On a comparable basis, the 160 million euro or 7.5% decline in revenue in Poland between first half 2009 and first half 2010 was the result of i) a 90 million euro negative impact from regulations, ii) an 81 million euro decline in voice traffic in the fixed-line business, mitigated by iii) a 13 million euro rise in mobile voice and non-voice service revenues and 6 million euros from carrier services. Stripping out regulatory effects, revenues would have fallen 3.4% year-on-year.

Personal communications services in Poland

On a historical basis, the 6.4% or 57 million euro rise in Polish personal communications revenues between the first half 2009 and the first half 2010, reflected the positive exchange effect of 103 million euros, partly offset by a 47 million euro comparable basis decline in revenues.

On a comparable basis, revenue from personal communications services in Poland fell 47 million euros or 4.7% between the first half 2009 and the first half 2010. Excluding the cuts in call termination and roaming tariffs revenues would have risen by 1.9% between the two periods.

The 4.7% decline in personal communications revenues in Poland, on a comparable basis, was essentially due to the 9.2% fall in ARPU between June 30, 2009 and June 30, 2010. This was mainly the result of i) the fall in outgoing call prices after the launch of unlimited call offers and ii) the fall in call completion prices (a 36% reduction in the first quarter 2009 and 23% cut in July 2009, iii) partly offset by:

•

a 5.3% growth in flat-rate customers to 6,791 thousand at 30 June 2010, up 342 thousand on June 30, 2009. The share of flat-rate customers in the client mix was 48.4% at June 30, 2010 compared to 46.8% in June 30, 2009;

•

and an 18.6% rise in AUPU to 147 minutes, driven by the new unlimited offers.

Condensed consolidated interim financial statements and financial review / FRANCE TELECOM   60

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Home communications services in Poland

On a historical basis, the 1.0% or 11 million euro rise in Polish home communications revenues between the first half 2009 and the first half 2010, reflected the positive exchange effect of 133 million euros, partly offset by a 122 million euro comparable basis decline in revenues.

On a comparable basis, the 122 million euro or 9.6% decline in revenue from Polish home communications services between the first half 2009 and the first half 2010 was driven mainly by a 17.1% dip in “voice” revenue affected by:

•

falling customer numbers for fixed telephony, down by 815 thousand, and a fall in tariffs. The drop in the number of customers is linked to fixed/mobile substitution and customers switching to wholesale buying (increase of 227 thousand wholesale clients);

•

the near 31% fall in the price of consumer fixed/mobile calls;

•

the 7.2% fall-off in wholesale revenues (166 million euros) due to the cut in call termination prices partly mitigated by a rise in numbers of wholesale clients (227 thousand new wholesale customers between the two periods);

•

and the 4.0% fall in broadband revenues (187 million euros) reflecting a 3.6% shrinkage in the customer base (76 thousand fewer customers in first half 2010 than in first half 2009).

2.3.3.2  EBITDA - Poland

On a historical basis, the 0.1% increase in Polish EBITDA between first half 2009 and first half 2010, representing a 2 million euro rise, mainly reflects an 85 million euro positive foreign exchange effect, mitigated by an 84 million euro fall in comparable EBITDA.

On a comparable basis, the 84 million euro decline in Poland’s EBITDA mainly stems from a 160 million euro drop in revenues, offset in part by: i) lower interconnection and call termination charges adding 46 million euros, ii) the 12 million euro fall in commercial costs, iii) a 10 million euro cut in staff costs, and iv) a 9 million euro reduction in overheads.

2.3.3.3  Operating income - Poland

On a historical basis, the 2.5% fall in Polish operating income between first half 2009 and first half 2010, a 6 million euro decline, mainly reflects a 30 million euro positive foreign exchange effect, mitigated by a 36 million euro fall in comparable operating income.

On a comparable basis, the 12.9% or 36 million euro decline in Poland’s operating income between the first half 2009 and 2010 chiefly reflects an 84 million euro decline in EBITDA partly offset by a 51 million drop in depreciation charges.

2.3.3.4  CAPEX on property, plant, equipment and intangible assets excluding licenses - Poland

On a historical basis, the 11.0% or a 22 million euro fall in Polish CAPEX excluding licenses between the first half 2009 and the first half 2010, mainly reflected a 23 million euro positive foreign exchange effect, offset by a 45 million euro fall in comparable basis CAPEX (excluding licenses).

On a comparable basis, the 45 million euro or 20.4% fall in CAPEX excluding licenses between the two periods mainly reflected lower investment in access and transmission equipment at clients’ premises as acquisitions were lower than in first half 2009 and recycling helped reduce purchases of new equipment. For 2G and 3G networks, severe winter weather meant delays in rolling out the network during the first quarter 2010.

Condensed consolidated interim financial statements and financial review / FRANCE TELECOM   61

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2.3.4    Rest of the World

REST OF THE WORLD (in millions of euros)	Half years ended June 30
	2010	2009 comparable basis (1)	2009 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Revenues	3,663	3,595	3,564	1.9%	2.8%
EBITDA (2)	1,360	1,419	1,417	(4.2)%	(4.0)%
EBITDA/Revenues	37.1%	39.5%	39.7%
Operating income	849	965	966	(12.0)%	(12.1)%
Operating income/Revenues	23.2%	26.8%	27.1%
CAPEX (2)	390	482	484	(19.2)%	(19.4)%
CAPEX/Revenues	10.6%	13.4%	13.6%
Average number of employees	20,884	21,273	21,192	(1.8)%	(1.5)%

(1)

See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)

Operating income before depreciation, amortization, impairment losses and net profit/loss from associates (EBITDA) and capital expenditures in property, plant, equipment and intangible assets except licenses (CAPEX) are both terms that are not defined by IFRS. For further information on how EBITDA and CAPEX are calculated and why France Telecom uses these data items see sections 2.5.6 Financial items undefined in IFRS and 2.5.7 Financial Glossary.

“Rest of the World” covers all personal (mobile telephony) and home (fixed-line, internet and operator services) communications services outside France, the UK, Poland and Spain, i.e. mainly Belgium, Botswana, Cameroon, the Dominican Republic, Ivory Coast, Jordan, Kenya, Madagascar, Mali, Moldova, Romania, Senegal, Slovakia and Switzerland.

As from January 1, 2010, stakes in companies controlled jointly with other shareholders have been reported using the equity method. The effect of this change in accounting method has been applied retrospectively to the Group’s consolidated financial statements (see Note 1 to the consolidated financial statements). In the “Rest of the World” sector the main entities affected are Egypt, Mauritius and Equatorial Guinea.

2.3.4.1  Revenue - Rest of the World

On a historical basis, the 2.8% or 99 million euro increase in Rest of the World revenue between the first half 2009 and first half 2010 included: i) 7 million euros in gains from foreign exchange fluctuations, ii) gains from changes in scope and other changes of 24 million euros, as well as iii) a 68 million euro comparable basis rise in organic revenue.

On a comparable basis, the revenue rises by 1.9% or 68 million euro in Rest of the World between the first half 2009 and the first half 2010. Stripping out regulatory effects, revenues would have risen by 3.6% year-on-year.

By geographic zone, and on a comparable basis, the main reasons for the 1.9% or 68 million euro rise in Rest of the World revenues between the two periods were:

•

a 6.8% or 77 million euro rise in Africa and Middle East revenues, driven mainly by:

•

a 9.9% or 22 million euro increase in Ivory Coast revenues, linked to a 4.4% growth in mobile telephony customers to 4.2 million at June 30, 2010,

•

revenue growth of 14 million euros or 13.5% in Cameroon, thanks to a 620 thousand rise in customer numbers (i.e. a 25.8% rise) between June 30, 2009 and June 30, 2010,

•

the continuing growth in Mali revenues, thanks to an increase in mobile customers,

•

and a 12 million euro increase in revenues in Niger;

•

an increase of 3.4% (41 million euros) in West Europe revenues, mainly due to the 3.9% rise in revenues in Belgium or 30 million euros, driven by a 16% growth of non-voice and SMS/MMS revenue and a 3% rise in ARPU;

•

this was partially offset by the 6.8% or 67 million euros drop in revenues from Central Europe, mainly due to:

•

a 47 million euro or 8.8% fall in Romania’s revenues, as ARPU declined 14.1% due to the fragile economy and pressure from competitors,

•

and a 33 million euro or 8.0% fall in Slovakia’s revenues, driven by a 6% fall in ARPU and regulatory impacts that stripped out 5.2 points of growth.

2.3.4.2  EBITDA - Rest of the World

On a historical basis, the 4% or 57 million euro decline in EBITDA in Rest of the World between the first half 2009 and first half 2010 mainly reflected a 59 million euro fall in comparable basis in EBITDA.

Condensed consolidated interim financial statements and financial review / FRANCE TELECOM   62

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On a comparable basis, the 59 million euro fall or 4.2% fall in Rest of the World EBITDA between the first half 2009 and the first half 2010 was mostly attributable to a 127 million euro rise in operating costs which a 68 million euro jump in revenue only partly offset. The rise in operating costs was due to:

•

a 28 million euro jump in commercial costs, notably in Belgium, the Dominican Republic, Ivory Coast and Cameroon to meet competitive pressures and the development of new operations (Niger, Central African Republic, Guinea Bissau, Guinea Conakry and Uganda);

•

the rise in other external purchases (property costs, overheads and other external costs) totaling 25 million euros;

•

a 24 million euro increase in interconnection charges due to rising mobile voice traffic, mainly in the new operations (Niger, Central Africa, Guinea Bissau, Guinea Conakry and Uganda) and the development of unlimited offers in Belgium.

2.3.4.3  Operating income - Rest of the World

On a historical basis, the 12.1% or 117 million euro decline in operating income in Rest of the World between the first half 2009 and first half 2010 mainly reflected a 116 million euro fall in comparable basis operating income.

On a comparable basis, the 116 million euro fall in operating income earned in Rest of the World between the first half of 2009 and the first half of 2010 was due to: i) a 59 million euro decline in EBITDA, ii) a 30 million euro rise in depreciation and amortization charges and iii) a 27 million euro drop in income from associates, mainly in Egypt and Tunisia.

2.3.4.4  CAPEX excluding licenses - Rest of the World

On a historical basis, the 19.4% or 94 million euro decline in CAPEX excluding licenses by Rest of the World between the first half 2009 and first half 2010 mainly reflected a 92 million euro fall in comparable CAPEX.

On a comparable basis, the 92 million euro reduction in capital expenditures in property, plant, equipment and intangible assets excluding licenses in the Rest of the World operating segment between first half 2009 and 2010 was mainly due to the heavy spending required on operations launched in 2007 and 2008 and control of investment spending in mature operations such as Uganda, where CAPEX fell by 31 million euros, Kenya, down 31 million euros and Ivory Coast, down 14 million euros partly offset by investments in new operations in Armenia and revived investment in customers service centers.

2.3.5    Enterprise

ENTERPRISE (in millions of euros)	Half-years ended June 30
	2010	2009 comparable basis (1)	2009 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Revenues	3,576	3,802	3,824	(6.0)%	(6.5)%
EBITDA (2)	686	737	780	(7.0)%	(12.1)%
EBITDA/Revenues	19.2%	19.4%	20.4%
Operating income	520	552	595	(5.8)%	(12.6)%
Operating income/Revenues	14.5%	14.5%	15.6%
CAPEX (2)	143	139	138	3.1%	3.6%
CAPEX/Revenues	4.0%	3.6%	3.6%
Average number of employees	20,433	20,795	20,517	(1.7)%	(0.4)%

(1)

See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)

The operating income before depreciation and amortization, impairment loss and share of profits (losses) of associates (EBITDA), and the capital expenditures on property, plant and equipment and intangible assets excluding licenses (CAPEX) are financial terms not defined by IFRS. For further information on the calculation of EBITDA and CAPEX and the reasons France Telecom Group uses these data items, see Sections 2.5.6 Financial items undefined by IFRS and 2.5.7 Financial Glossary.

The “Enterprise” operating segment covers communication solutions and services for businesses in France and worldwide.

2.3.5.1  Revenues - Enterprise

On a historical basis, the 6.5% decline in Enterprise revenues between the first half of 2009 and the first half of 2010, namely a fall of 248 million euros, included i) the negative effect of foreign exchange fluctuations, amounting to 15 million euros, primarily due to US dollar movements, ii) the negative impact of changes in the scope of consolidation and other changes, amounting to 7 million euros, as well as iii) organic changes on a comparable basis, representing a reduction of 226 million euros in revenues.

Condensed consolidated interim financial statements and financial review / FRANCE TELECOM   63

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On a comparable basis, the 226 million euro decline in Enterprise revenues between the first half of 2009 and the first half of 2010, namely a 6.0% decrease, mainly reflected the fall-off in traditional services (voice and data services), the maturing of certain businesses as well as the impact of the economic crisis.

Fixed-Line Telephony and Traditional Data Services

On a comparable basis, revenues from Fixed-line telephony and traditional data services were down 12.7% in the first half of 2010 compared with the first half of 2009.

The 11.3% decline in revenues from traditional Fixed-Line telephony between the two periods stemmed from i) the 13.7% fall-off in Enterprise calling services, ii) the more marked downturn in voice access revenues hit by the annual 8.7% reduction in the number of telephone lines at June 30, 2010, reflecting both the difficult economic climate and the growth in wholesale telephone subscriptions plus the migration to IP, and iii) the lower revenues from customer relations services (call centers), partly as a result of the substitution of these services by the Internet, and partly on the back of the effects of the French Economic Modernization Act.

In parallel, revenues from Traditional data services in the first half of 2010 were 16.8% down on the first half of 2009, primarily as a result of the continued migration of data solutions to more modern technologies.

Enhanced Network Services

On a comparable basis, the 0.6% rise in revenues from Enhanced network services between the first half of 2009 and the first half of 2010 reflected the sustained development of Super Fast Broadband solutions such as MAN Ethernet and Ethernet Link and Internet services, including “VoIP”. These subscriptions rose by over 50% between the first half of 2009 and the first half of 2010.

At the same time, the IPVPN market is very close to maturity and revenues fell back a modest 1.0%. This trend reflects the slower pace of growth in IPVPN accesses as well as heightened price pressures. The higher speeds and the development of value-added services partly offset the pressure on prices.

Integration and outsourcing of critical communications applications

On a comparable basis, revenues from the Integration and outsourcing of critical communications applications were down 3.6% between the first half of 2009 and the first half of 2010. In what continues to be a difficult market, the decline in revenues is the result of the postponed implementation of new customer projects and the knock-on effects of the weakness of new sign-ups in the final quarter of 2009. The second quarter of 2010 nevertheless saw a slightly improved sales trend.

Other Enterprise services

On a comparable basis, revenues from other Enterprise services were down 3.2% between the first half of 2009 and the first half of 2010. This decline is a result of lower sales of network equipment on the back of the economic slowdown in France and abroad. The broadcasting business continued to grow.

2.3.5.2  EBITDA - Enterprise

On a historical basis, Enterprise EBITDA decreased to 686 million euros in the first half of 2010, i.e. a 12.1% decline between the first half of 2010 and the first half of 2009 which includes i) the negative effect of foreign exchange fluctuations, amounting to 22 million euros between the two periods, ii) the negative impact of changes in the scope of consolidation and other changes, amounting to 21 million euros, as well as iii) organic changes on a comparable basis, representing a reduction of 51 million euros in EBITDA.

On a comparable basis, Enterprise EBITDA was down 51 million euros (i.e. 7.0%) between the first half of 2009 and the first half of 2010, due mainly to the 226 million euro decline in revenues, mostly offset by the 199 million euro decrease in external purchases relating to i) the fall in service fees and inter-operator costs related to the decline in activity and ii) the optimization of other costs. Against a background of a sharp downturn in sales, the plans to cut direct costs, the international profitability programs plus the indirect cost drives made it possible to limit the reduction in EBITDA and to maintain profitability.

2.3.5.3  Operating income - Enterprise

On a historical basis, Enterprise operating income amounted to 520 million euros in the first half of 2010, 12.6% down compared to the first half of 2009, including i) the negative effect of foreign exchange fluctuations, amounting to 23 million euros between the two periods, ii) the negative impact of changes in the scope of consolidation, amounting to 20 million euros, as well as iii) organic changes on a comparable basis, namely a reduction of 32 million euros in operating income.

On a comparable basis, Enterprise operating income was down 32 million euros, i.e. 5.8%, in the first half of 2010 compared to the first half of 2009, as a result of the lower EBITDA, offset in part by lower depreciation and amortization and by the decrease in the loss of value of fixed assets between the two periods.

2.3.5.4  Capital expenditures on property, plant and equipment and intangible assets excluding licenses - Enterprise

On a historical basis, Enterprise capital expenditures on property, plant and equipment and intangible assets excluding licenses were up 3.6% between the first half of 2009 and the first half of 2010 and reached 143 million euros in the first half of 2010. The increase stemmed mostly from organic changes on a comparable basis, namely 4 million euros.

Condensed consolidated interim financial statements and financial review / FRANCE TELECOM   64

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On a comparable basis, Enterprise capital expenditures on property, plant and equipment and intangible assets excluding licenses were up 3.1% between the two periods at 143 million euros in the first half of 2010. This increase mainly stemmed from a slight recovery in IT investments, in particular in the Integration and outsourcing of critical communications applications services sector.

2.3.6    International Carriers & Shared Services

INTERNATIONAL CARRIERS & SHARED SERVICES (in millions of euros)	Half-years ended June 30
	2010	2009 comparable basis (1)	2009 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Revenues	780	759	688	2.8%	13.4%
EBITDA (2)	(49)	(140)	(153)	65.0%	68.1%
EBITDA/Revenues	(6.3)%	(18.4)%	(22.3)%
Operating income	(373)	(422)	(436)	11.4%	14.3%
Operating income/Revenues	(47.9)%	(55.7)%	(63.5)%
CAPEX (2)	132	294	293	(54.8)%	(54.8)%
CAPEX/Revenues	17.0%	38.7%	42.7%
Average number of employees	14,621	15,056	15,032	(2.9)%	(2.7)%

(1)

See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)

Operating income before depreciation and amortization, impairment loss and share of profits (losses) of associates (EBITDA) and capital expenditures on property, plant and equipment and intangible assets excluding licenses (CAPEX) are not financial terms defined by IFRS. For further information on the calculation of EBITDA and CAPEX and the reasons France Telecom Group uses these data items, see Sections 2.5.6 Financial items undefined by IFRS and 2.5.7 Financial Glossary.

The “International Carriers & Shared Services” operating segment (hereinafter referred to as “IC & SS”) covers i) the deployment of the international and long-distance network, installation and maintenance of submarine cables and sales and services to international carriers, and ii) shared services including the support and cross-divisional functions across the entire Group and the new growth drivers (Content, Health, Online Advertising). For the most part, shared services are rebilled to other operating segments through brand royalties, Group services and special, and case-by-case rebilling.

2.3.6.1  Revenues - International Carriers & Shared Services

On a historical basis, the 13.4% increase in revenues from International Carriers & Shared Services between the first half of 2009 and the first half of 2010, namely an increase of 92 million euros, including the positive impact of changes in the scope of consolidation and other changes, amounting to 71 million euros, as well as organic changes on a comparable basis, representing a growth of 21 million euros in revenues.

On a comparable basis, the 21 million euro increase in International Carriers & Shared Services revenues between the first half of 2009 and the first half of 2010, i.e. a 2.8% increase, primarily reflects growth in the services to international carriers business.

Revenues from International carriers, which amounted to 675 million euros in the first half of 2010, including 430 million euros in non-Group revenue, were up on the first half of 2009. This growth was driven by a 20% increase in transit traffic volumes to international mobile destinations (i.e. 15% in absolute terms). This increase was partly offset by i) the 27% reduction in incoming roaming revenues primarily on the back of the rate cuts imposed by the regulator from July 1, 2009 and to a lesser extent the 6% fall-off in traffic and ii) less work on the installation and maintenance of submarine cables (a 14% drop).

The growth in revenues from Shared services stemmed from higher Research and Development revenues.

2.3.6.2  EBITDA - International Carriers & Shared Services

EBITDA from International Carriers & Shared Services shows a result of negative 49 million euros in the first half of 2010 compared with a result of negative 140 million euros on a historical basis and a result of negative 153 million euros on a comparable basis.

On a historical basis, the 104 million euro increase in EBITDA from International Carriers & Shared Services between the first half of 2009 and the first half of 2010, was mainly due to i) the positive effect of changes in the scope of consolidation and other changes, amounting to 15 million euros, as well as ii) organic changes on a comparable basis, representing an increase of 91 million euros in EBITDA.

On a comparable basis, the 91 million increase in EBITDA from International Carriers & Shared Services between the first half of 2009 and the first half of 2010, i.e. a 65.0% growth was mainly due to a decrease in other operating expenses (net of other operating income) and a decrease in restructuring costs as well as an improvement in gains (losses) on disposal of assets. This improvement was partly offset i) by increased content purchases and ii) higher service fees and inter-operator costs relating to the development of international transit services.

Condensed consolidated interim financial statements and financial review / FRANCE TELECOM   65

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2.3.6.3  Operating income - International Carriers & Shared Services

Operating income from International Carriers & Shared Services was a negative 373 million euros in the first half of 2010 compared with a result of negative 422 million euros on a historical basis and a result of negative 436 million euros on a comparable basis.

On a historical basis the 63 million euro increase in International Carriers & Shared Services operating income between the first half of 2009 and the first half of 2010 was mainly due to i) the positive impact of changes in the scope of consolidation and other changes, amounting to 15 million euros, as well as ii) organic changes on a comparable basis, representing an increase of 49 million euros.

On a comparable basis, the 49 million euro increase in International Carriers & Shared Services operating income between the first half of 2009 and the first half of 2010, i.e. a 11.4% growth, stemmed from the 91 million increase in EBITDA, partly offset by the reversal of the provision for Sonaecom shares recognized in the first half of 2009, for 36 million euros.

2.3.6.4  Capital expenditures on property, plant and equipment and intangible assets excluding licenses - International Carriers & Shared Services

On a historical basis, the 161 million euro decline in capital expenditures on property, plant and equipment and intangible assets excluding licenses of International Carriers & Shared Services between the first half of 2009 and the first half of 2010 was mainly due to organic changes on a comparable basis, representing a reduction of 162 million euros.

On a comparable basis, the 162 million euro decline in capital expenditures on property, plant and equipment and intangible assets excluding licenses of International Carriers & Shared Services between the first half of 2009 and the first half of 2010 was mainly due to investments on shared projects, now split across a number of operating segments.

2.4   CASH FLOWS AND FINANCIAL DEBT

This section presents, for France Telecom Group, i) an analysis of liquidity and cash flows, with a presentation of organic cash flow, net cash provided by operating activities, net cash used in investing activities, and net cash used in financing activities, and ii) financial debt.

2.4.1    Liquidity and cash flows

SIMPLIFIED CONSOLIDATED STATEMENT OF CASH FLOWS (1) (in millions of euros)	Half-years ended June 30
	2010	2009 historical basis
Net cash provided by operating activities	5,574	7,202
Net cash used in investing activities	(1,965)	(3,781)
Net cash used in financing activities	(9)	(3,178)
Net change in cash and cash equivalents	3,600	243
Effect of exchange rate changes on cash and cash equivalents and other non-monetary effects	90	34
Cash and cash equivalents at beginning of period	3,805	4,694
Cash and cash equivalents at end of period	7,495	4,971
(1) For further details, see Consolidated statement of cash flows.

2.4.1.1  Organic cash flow

Organic cash flow is not a financial item defined by IFRS. For further information on the calculation of organic cash flow and the reasons France Telecom Group uses this item, see Sections 2.5.6 Financial items undefined by IFRS and 2.5.7 Financial Glossary.

Condensed consolidated interim financial statements and financial review / FRANCE TELECOM   66

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The components of organic cash flow presented in the table below include the cash flows from Orange in the United Kingdom to April 1, 2010 in the same way as the consolidated statement of cash flows (see Note 2 to the consolidated financial statements).

ORGANIC CASH FLOW (in millions of euros)	Half-years ended June 30
	2010	2009 historical basis
EBITDA (including Orange in the United Kingdom to April 1, 2010)	7,881	8,538
EBITDA of continuing operations	7,745	8,039
EBITDA of discontinued operations (1) excluding the gain on the sale of Orange in the United Kingdom (1,060 million euros - non-monetary item included in EBITDA) (2)	136	499
CAPEX (including Orange in the United Kingdom)	(2,182)	(2,421)
CAPEX of continuing operations	(2,114)	(2,262)
CAPEX of discontinued operations (1)	(68)	(159)
EBITDA - CAPEX (including Orange in the United Kingdom to April 1, 2010)	5,699	6,117
Interest paid and interest rate effect of derivatives, net (net of dividends and interest income received)	(1,050)	(638)
Income tax paid	(270)	(255)
Change in Total working capital requirement (3)	(592)	(319)
General Court of the European Union’s ruling of November 30, 2009 (4)	(964)	-
Other	372	(319)
Increase (decrease) in amounts due to suppliers of property, plant and equipment and intangible assets excluding licenses (CAPEX)	(372)	(766)
Telecommunication licenses (net of the change in amounts due to telecommunication license suppliers)	(303)	(4)
Proceeds from sales of property, plant and equipment and intangible assets	23	58
Other items (5)	(395)	(124)
Organic Cash Flow	2,740	4,069
Organic cash flow attributable to owners of the parent company	2,511	3,901
Organic cash flow attributable to non-controlling interests	229	168
Additional Information
Payments made under the early retirement plan	(178)	(265)
Restructuring costs paid (excluding payments made under the early retirement plan)	(137)	(137)

(1)

Sale of Orange in the United Kingdom on April 1, 2010 (see start of Section 2. Interim management report for the first half 2010, Section 2.1.4 Main events that took place in the first half of 2010, Information by operating segment in the consolidated financial statements and Note 2 to the consolidated financial statements).

(2)

Effect of Everything Everywhere (see Consolidated statement of cash flows and Note 2 to the consolidated financial statements).

(3)

See Section 2.5.7 Financial glossary.

(4)

Settlement of the dispute over the special business tax regime in France prior to 2003 (see Section 2.1.4 Main events that took place in the first half of 2010 and Note 9 to the consolidated financial statements).

(5)

Primarily including the effect of the elimination of non-monetary items included in EBITDA.

(6)

See Section 2.2.4.2 Acquisition of telecommunication licenses.

2.4.1.2  Net cash provided by operating activities

The net cash provided by operating activities amounted to 5,574 million euros in the first half of 2010, down 1,628 million euros on the first half of 2009 (7,202 million euros).

Condensed consolidated interim financial statements and financial review / FRANCE TELECOM   67

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(in millions of euros)	Half-years ended June 30
Net cash provided by operating activities in the first half of 2009 (data on a historical basis)	7,202
Increase in interest paid and interest rate effect of derivatives, net (net of dividends and interest income received)	(412)
Decrease in EBITDA of continuing operations	(294)
Change in overall working capital requirement	(273)
General Court of the European Union’s ruling of November 30, 2009 (1)	(964)
Other	691
Reduction in income tax paid	(15)
EBITDA of discontinued operations (2) excluding the gain on the sale of Orange in the United Kingdom (1,060 million euros - non-monetary item included in EBITDA) (3)	(363)
Other items (3)	(271)
Net cash provided by operating activities in the first half of 2010	5,574

(1)

Settlement of the dispute over the special business tax regime in France prior to 2003 (see Section 2.1.4 Main events that took place in the first half of 2010 and Note 9 to the consolidated financial statements).

(2)

Sale of Orange in the United Kingdom on April 1, 2010 (see start of Section 2. Interim management report for the first half 2010, Section 2.1.4 Main events that took place in the first half of 2010, Information by operating segment in the consolidated financial statements and Note 2 to the consolidated financial statements).

(3)

Effect of Everything Everywhere (see Consolidated statement of cash flows and Note 2 to the consolidated financial statements).

(4)

Primarily including the effect of the elimination of non-monetary items included in EBITDA.

2.4.1.3  Net cash used in investing activities

Net cash used in investing activities amounted to 1,965 million euros in the first half of 2010 compared to 3,781 million euros in the first half of 2009.

ACQUISITIONS AND PROCEEDS FROM SALES OF PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

ACQUISITIONS AND PROCEEDS FROM SALES OF PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS (NET OF THE CHANGE IN AMOUNTS DUE TO FIXED ASSET SUPPLIERS) (in millions of euros)	Half-years ended June 30
	2010	2009 historical basis
Acquisitions of property, plant and equipment and intangible assets	(2,467)	(2,422)
CAPEX of continuing operations (1)	(2,114)	(2,262)
CAPEX of discontinued operations (2)	(68)	(159)
Telecommunication licenses (1)	(285)	(1)
Increase (decrease) in amounts due to fixed asset suppliers	(390)	(769)
Proceeds from sales of property, plant and equipment and intangible assets	23	58
GROUP TOTAL	(2,834)	(3,133)

(1)

See Section 2.2.4 Group Capital Expenditures and Information by operating segment in the consolidated financial statements.

(2)

Sale of Orange in the United Kingdom on April 1, 2010 (see start of Section 2. Interim management report for the first half 2010, Section 2.1.4 Main events that took place in the first half of 2010, Information by operating segment in the consolidated financial statements and Note 2 to the consolidated financial statements).

ACQUISITIONS AND PROCEEDS FROM SALES OF INVESTMENT SECURITIES

ACQUISITIONS AND PROCEEDS FROM SALES OF INVESTMENT SECURITIES (NET OF CASH ACQUIRED OR TRANSFERRED) (1) (in millions of euros)	Half-years ended June 30
	2010	2009 historical basis
Acquisitions of investment securities (net of cash acquired)	(69)	(13)
Outright acquisition of KPN Belgium Business (renamed Mobistar Entreprises Services) by Mobistar	(63)	-
Other acquisitions	(6)	(13)
Proceeds from sales of investment securities (net of cash transferred)	(54)	3
Transferred cash of Orange entities in the United Kingdom	(52)	-
Other sales proceeds	(2)	3
GROUP TOTAL	(123)	(10)
(1) See Note 2 to the consolidated financial statements.

Condensed consolidated interim financial statements and financial review / FRANCE TELECOM   68

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OTHER CHANGES IN MARKETABLE SECURITIES AND OTHER FINANCIAL ASSETS

OTHER DECREASES (INCREASES) IN INVESTMENTS AND OTHER FINANCIAL ASSETS (In millions of euros)	Half-years ended June 30
	2010	2009 historical basis
Settlement relating to the General Court of the European Union’s ruling of November 30, 2009 (1)	964	-
Treasury bills (OAT)	(303)	(1,216)
Other	331	578
GROUP TOTAL	992	(638)

(1)

Settlement of the dispute over the special business tax regime in France prior to 2003 (see Section 2.1.4 Main events that took place in the first half of 2010 and Note 9 to the consolidated financial statements).

2.4.1.4  Net cash used in financing activities

The net cash used in financing activities was a negative 9 million euros in the first half of 2010.

The main debt issues and redemptions as well as the main changes in the credit lines in the first half of 2010 are described in Note 7 to the consolidated financial statements.

2.4.2    Financial debt

Following the change in the recognition method for interests in joint ventures (see Note 1 to the consolidated financial statements), the Group’s restated net financial debt (see Section 2.5.7 Financial glossary and Note 7 to the consolidated financial statements) at December 31, 2009 stood at 32,534 million euros (compared to a reported amount of 33,941 million euros).

France Telecom Group’s net financial debt stood at 29,892 million euros at June 30, 2010 compared to 32,534 million euros at December 31, 2009. Compared to December 31, 2009, the net financial debt was thus down 2,642 million euros at June 30, 2010.

For further information on the risks relating to France Telecom Group’s financial debt, see Item 3.D Risk Factors of the 2009 Annual Report on Form 20-F.

Financial debt indicators

NET FINANCIAL DEBT	Periods ended
	June 30, 2010	Dec. 31, 2009 historical basis
Net financial debt (1)	29,892	32,534
Average maturity of net financial debt (2)	7.7 years	7.3 years
Ratio of Net financial debt to equity	0.91	1.10
(1) In millions of euros. (2) Excluding perpetual bonds redeemable for shares (TDIRAs).

WEIGHTED AVERAGE COST OF GROSS FINANCIAL DEBT	Half-years ended June 30
	June 30, 2010	June 30, 2009 historical basis
Weighted average cost of gross financial debt (1)	5.45%	6.27%

(1)

The average weighted cost of gross financial debt is calculated as the ratio of average cost of gross financial debt to the average outstanding amount calculated based on gross financial debt adjusted for amounts not giving rise to interest such as accrued interest not yet due and debts linked to purchase commitments for non-controlling shares.

Condensed consolidated interim financial statements and financial review / FRANCE TELECOM   69

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Change in net financial debt

(In millions of euros)	Half-year ended June 30, 2010
Net financial debt at December 31, 2009 (data on a historical basis)	32,534
Organic cash flow (1)	(2,740)
Dividends paid to owners of the parent company (remainder of dividend in respect of 2009, namely 0.80 euros per share)	2,117
Effect on the net financial debt (2) of the integration on April 1, 2010 of the loan of 625 million pounds (twice) granted by the Group to the Everything Everywhere joint venture (3)	(1,405)
Settlement relating to the General Court of the European Union's ruling of November 30, 2009 (4)	(964)
Dividends paid to non-controlling interests	290
Acquisitions and proceeds from sales of investment securities (net of cash acquired or transferred) and changes in interests without taking or losing control of subsidiaries	165
Other items	(105)
Net financial debt at June 30, 2010	29,892

(1)

See Section 2.4.1 Liquidity and cash flows.

(2)

See Section 2.5.7 Financial glossary.

(3)

The reimbursement of 625 million pounds by Deutsche Telekom on April 1, 2010 does not affect the Group’s net financial debt (see Note 7 to the consolidated financial statements).

(4)

The settlement of the dispute over the special business tax regime in France prior to 2003 affects the organic cash flow but does not affect the net financial debt (see Section 2.1.4 Main events that took place in the first half of 2010 and Note 9 to the consolidated financial statements).

2.5   ADDITIONAL INFORMATION

This section presents, for France Telecom Group, i) the transition from data on a historical basis to data on a comparable basis for the first half of 2009, ii) additional information by operating segment, iii) contractual obligations and unrecognized contractual commitments, iv) related party transactions, v) subsequent events, vi) financial items undefined by IFRS, and vii) the financial glossary.

2.5.1    Transition from data on a historical basis to data on a comparable basis

Operating income before depreciation and amortization, impairment loss and share of profits (losses) of associates (EBITDA) and capital expenditures on property, plant and equipment and intangible assets excluding licenses (CAPEX) are not financial terms defined by IFRS. For further information on the calculation of EBITDA and CAPEX and the reasons France Telecom Group uses these data items, see Sections 2.5.6 Financial items undefined by IFRS and 2.5.7 Financial Glossary.

To enable investors to monitor the annual performance of the Group’s businesses, data on a comparable basis are presented for the preceding period. This transition from data on a historical basis to data on a comparable basis consists of keeping the results for the period ended and restating the results for the corresponding period the previous year in order to present financial data with comparable methods, scope of consolidation and exchange rates over comparable periods. France Telecom details the impact, on its key operating indicators, of changes in method, scope of consolidation and exchange rates, thereby making it possible to isolate the intrinsic business performance. The method used is to apply the methods and scope of consolidation for the period ended as well as the average exchange rates used for the income statement for the period ended to the data for the corresponding period from the preceding year. Data on a comparable basis are not intended to act as a substitute for the data on a historical basis for the year ended or the previous periods.

Condensed consolidated interim financial statements and financial review / FRANCE TELECOM   70

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GROUP

The table below presents, for France Telecom Group, the transition from data on a historical basis to data on a comparable basis for the first half of 2009, for the main operating data.

GROUP (in millions of euros)	Half-year ended June 30, 2009
	Revenues	EBITDA	Operating income	CAPEX of continuing operations (2)	Average number of employees
Data on a historical basis	22,418	8,039	5,014	2,262	165,067
Foreign exchange fluctuations (1)	213	61	5	20	-
Polish zloty (PLN)	220	82	27	24	-
Swiss franc (CHF)	20	5	2	2	-
American dollar (USD)	(25)	(11)	(9)	-	-
Other	(2)	(15)	(15)	(6)	-
Changes in the scope of consolidation	18	15	10	2	537
Acquisition of Mobistar Entreprises Services	24	3	(1)	2	80
Sale of France Telecom e-Commerce	(25)	13	13	-	(144)
Other	19	(1)	(2)	-	601
Other changes	(4)	-	-	1	-
Data on a comparable basis	22,645	8,115	5,029	2,285	165,604
(1) Foreign exchange fluctuations between the average exchange rates for the first half of 2009 and the average exchange rates for the first half of 2010. (2) See 9.1.2.4 Group capital expenditures.

The changes included in the transition from data on a historical basis to data on a comparable basis for the first half of 2009 primarily include:

•

the foreign exchange fluctuations between the average exchange rates for the first half of 2009 and the average exchange rates for the first half of 2010;

•

and the changes in the scope of consolidation (see Note 2 to the consolidated financial statements) with in particular:

•

the effect of the sale of France Telecom e-Commerce including the sale of the Topachat.com and Clust.com websites on February 27, 2009, and of certain assets relating to the Alapage website on September 1, 2009 (France operating segment), effective from January 1, 2009 in the data on a comparable basis;

•

and the impact of the acquisition of KPN Belgium Business (renamed Mobistar Entreprises Services) by Mobistar on March 31, 2010 (Rest of the World segment), effective from April 1, 2009 in the data on a comparable basis.

Condensed consolidated interim financial statements and financial review / FRANCE TELECOM   71

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OPERATING SEGMENTS

The table below presents, for each France Telecom Group operating segment, the transition from data on a historical basis to data on a comparable basis for the first half of 2009, for the main operating data.

OPERATING SEGMENTS (in millions of euros)	Half-year ended, June 30, 2009
	Revenues	EBITDA	Operating income	CAPEX	Average number of employees
France
Data on a historical basis	11,846	4,925	3,812	964	76,520
Changes in the scope of consolidation	(26)	14	10	-	(157)
Other changes (2)	3	3	4	-	25
Data on a comparable basis	11,823	4,942	3,826	964	76,388
Spain
Data on a historical basis	1,920	349	(175)	182	3,268
Other changes (2)	(9)	1	1	-	(15)
Data on a comparable basis	1,911	350	(174)	182	3,253
Poland
Data on a historical basis	1,900	721	252	201	28,538
Foreign exchange fluctuations (1)	223	85	30	23	-
Changes in the scope of consolidation	-	1	-	-	301
Data on a comparable basis	2,123	807	282	224	28,839
Rest of the World
Data on a historical basis	3,564	1,417	966	484	21,192
Foreign exchange fluctuations (1)	7	-	-	(4)	-
Changes in the scope of consolidation	24	2	(1)	2	81
Data on a comparable basis	3,595	1,419	965	482	21,273
Enterprise
Data on a historical basis	3,824	780	595	138	20,517
Foreign exchange fluctuations (1)	(15)	(22)	(23)	-	-
Changes in the scope of consolidation	14	(1)	(1)	-	219
Other changes (2)	(21)	(20)	(19)	1	59
Data on a comparable basis	3,802	737	552	139	20,795
International Carriers & Shared Services
Data on a historical basis	688	(153)	(436)	293	15,032
Foreign exchange fluctuations (1)	-	(1)	(1)	-	-
Changes in the scope of consolidation	9	-	1	-	93
Other changes (2)	62	14	14	1	(69)
Data on a comparable basis	759	(140)	(422)	294	15,056

(1)

Foreign exchange fluctuations between the average exchange rates for the first half of 2009 and the average exchange rates for the first half of 2010.

(2)

Including the effect of internal reorganizations between operating segments with no effect at Group level.

Condensed consolidated interim financial statements and financial review / FRANCE TELECOM   72

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2.5.2    Additional information by operating segment

The tables below present for each France Telecom Group operating segment, the breakdown of revenues as well as the principal operating indicators.

FRANCE

FRANCE	Half-years ended June 30
	2010	2009 comparable basis (1)	2009 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Revenues (2)	11,590	11,823	11,845	(2.0)%	(2.2)%
Personal Communications Services	5,315	5,379	5,379	(1.2)%	(1.2)%
Home Communications Services	6,808	7,003	7,073	(2.8)%	(3.7)%
Consumer Services	4,268	4,408	4,387	(3.2)%	(2.7)%
Carrier Services	2,247	2,256	2,323	(0.4)%	(3.3)%
Other Home Communications Services	294	339	364	(13.3)%	(19.2)%
Eliminations	(533)	(558)	(607)	(4.4)%	(12.1)%
Personal Communications Services
Number of mobile telephony customers (3)	26,187	25,287	25,287	3.6%	3.6%
of which Number of contract customers (3)	18,290	17,327	17,327	5.6%	5.6%
of which Number of prepaid customers (3)	7,898	7,960	7,960	(0.8)%	(0.8)%
of which Number of broadband customers (3)	14,284	12,073	12,073	18.3%	18.3%
ARPU (4) (in euros)	391	409	402	(4.4)%	(2.7)%
AUPU (4) (in minutes)	191	200	200	(4.5)%	(4.5)%
Home Communications Services
Consumer Services
Number of Consumer telephone lines (5)	20.0	21.3	21.3	(6.1)%	(6.1)%
Consumer “Voice” (3) traffic (6)	11.5	13.1	13.1	(12.2)%	(12.2)%
ARPU of Consumer fixed-line services (4) (in euros)	34.8	33.6	33.6	3.6%	3.6%
Number of Consumer customers for broadband (3)	8,989	8,680	8,680	3.6%	3.6%
Carrier Services
Number of wholesale subscriptions (3)	1,204	974	974	23.6%	23.6%
Total number of unbundled lines (3)	8,401	6,986	6,986	20.3%	20.3%
Number of partially unbundled lines (3)	1,262	1,322	1,322	(4.5)%	(4.5)%
Number of fully unbundled lines (3)	7,139	5,664	5,664	26.0%	26.0%
Number of wholesale sales of ADSL access to third party IAPs (3)	1,807	2,060	2,060	(12.3)%	(12.3)%
of which number of wholesale sales of naked ADSL accesses to third party IAPs (3)	1,240	1,250	1,250	(0.8)%	(0.8)%

(1)

See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)

In millions of euros.

(3)

In thousands. At end of period.

(4)

See Section 2.5.7 Financial glossary.

(5)

In thousands. At end of period. This figure includes i) standard analog lines (excluding fully unbundled lines) and Numéris (ISDN) channels, each Numéris channel being counted as one line, ii) lines without low-speed telephone subscriptions (naked ADSL) sold directly by France Telecom to its consumer customers, and iii) FTTH (Fiber To The Home) accesses.

(6)

In millions of minutes. Outgoing PSTN (Public Switched Telephone Network) telephone traffic from France Telecom customers to all destinations, PSTN and IP (Internet Protocol).

Condensed consolidated interim financial statements and financial review / FRANCE TELECOM   73

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SPAIN

SPAIN	Half-years ended June 30
	2010	2009 comparable basis (1)	2009 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Revenues (2)	1,867	1,911	1,920	(2.3)%	(2.7)%
Personal Communications Services (5)	1,536	1,570	1,578	(2.2)%	(2.6)%
Home Communications Services (5)	331	341	342	(2.9)%	(3.2)%
Personal Communications Services
Total number of mobile telephony customers (3)	11,294	11,469	11,469	(1.5)%	(1.5)%
of which Number of contract customers (3)	6,823	6,495	6,495	5.1%	5.1%
of which Number of prepaid customers (3)	4,472	4,974	4,974	(10.1)%	(10.1)%
of which Number of broadband customers (3)	5,779	4,154	4,154	39.1%	39.1%
ARPU (4) (in euros)	265	281	277	(5.7)%	(4.3)%
AUPU (4) (in minutes)	152	149	149	2.0%	2.0%
Home Communications Services
Number of broadband Internet customers (ADSL) (3)	1,083	1,135	1,135	(4.6)%	(4.6)%

(1)

See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)

In millions of euros.

(3)

In thousands. At end of period.

(4)

See Section 2.5.7 Financial glossary.

(5)

External data (see Section 2.5.7 Financial glossary).

POLAND

POLAND	Half-years ended June 30
	2010	2009 comparable basis (1)	2009 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Revenues (2)	1,963	2,123	1,900	(7.5)%	3.3%
Personal Communications Services	941	988	884	(4.7)%	6.4%
Home Communications Services	1,149	1,271	1,138	(9.6)%	1.0%
Eliminations	(126)	(135)	(121)	(6.7)%	4.1%
Personal Communications Services
Total number of mobile telephony customers (3)	14,029	13,768	13,768	1.9%	1.9%
of which Number of contract customers (3)	6,791	6,450	6,450	5.3%	5.3%
of which Number of prepaid customers (3)	7,238	7,318	7,318	(1.1)%	(1.1)%
of which Number of broadband customers (3)	6,448	5,370	5,370	20.1%	20.1%
ARPU (4) (in zlotys)	518	541	571	(4.3)%	(9.3)%
AUPU (4) (in minutes)	147	124	124	18.5%	18.5%
Home Communications Services
Consumer and Enterprise customers
Number of fixed-line telephony customers (3)	6,671	7,486	7,486	(10.9)%	(10.9)%
Number of broadband Internet customers (3) (5)	2,261	2,268	2,268	(0.3)%	(0.3)%
Number of leased Liveboxes (3)	741	614	614	20.7%	20.7%
Number of subscribers to “VoIP” services (3)	143	156	156	(8.3)%	(8.3)%
Number of subscribers to “ADSL and Satellite TV” offers (3)	453	239	239	89.5%	89.5%
Wholesale Services
Number of wholesale subscriptions (3)	1,434	1,127	1,127	27.2%	27.2%
Number of Bitstream accesses (3) (6)	370	295	295	25.4%	25.4%

(1)

See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)

In millions of euros.

(3)

In thousands. At end of period.

(4)

See Section 2.5.7 Financial glossary.

(5)

ADSL access including Orange Bitstream Access (BSA) and SDI (fast Internet access technology).

(6)

Not including Orange Bitstream Access (BSA).

Condensed consolidated interim financial statements and financial review / FRANCE TELECOM   74

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REST OF THE WORLD

REST OF THE WORLD (in millions of euros)	Half-years ended June 30
	2010	2009 comparable basis (1)	2009 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Revenues	3,663	3,595	3,564	1.9%	2.8%
Belgium	797	767	743	3.9%	7.3%
Romania	484	531	531	(8.8)%	(8.8)%
Slovakia	375	407	407	(8.0)%	(8.0)%
Personal Communications Services (2)	358	389	389	(8.1)%	(8.1)%
Home Communications Services (2)	17	18	18	(4.6)%	(4.6)%
Switzerland	445	436	416	1.9%	6.8%
Senegal	nc	317	317	-	-
Personal Communications Services	nc	226	226	-	-
Home Communications Services	nc	201	201	-	-
Eliminations	(101)	(110)	(110)	(8.7)%	(8.7)%
Ivory Coast	241	219	219	9.9%	9.9%
Personal Communications Services	172	151	151	13.9%	13.9%
Home Communications Services	113	106	106	6.1%	6.1%
Eliminations	(44)	(38)	(38)	15.2%	15.2%
Dominican Republic	224	215	219	4.3%	2.4%
Jordan	208	209	208	(0.2)%	0.0%
Personal Communications Services	94	96	96	(2.3)%	(2.1)%
Home Communications Services	134	135	135	(0.9)%	(0.7)%
Eliminations	(19)	(22)	(22)	(14.1)%	(13.9)%
Mali	nc	133	133	-	-
Cameroon	116	102	102	13.5%	13.5%
Moldova	72	65	75	11.1%	(3.9)%
Kenya	48	53	52	(8.7)%	(6.9)%
Personal Communications Services (2)	5	6	6	(19.4)%	(17.8)%
Home Communications Services (2)	43	46	45	(7.3)%	(5.4)%
Madagascar	31	37	40	(14.5)%	(20.4)%
Botswana	52	46	42	12.9%	24.2%
Other and Sofrecom	148	102	106	45.3%	40.2%
Eliminations	(51)	(43)	(45)	17.7%	13.2%
(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis. (2) External data (see Section 2.5.7 Financial glossary).

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REST OF THE WORLD (In thousands and at end of period)	Half-years ended June 30
	2010	2009 comparable basis (1)	2009 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Personal Communications Services
Total number of mobile customers	58,096	52,000	52,000	11.7%	11.7%
of which Number of broadband customers	7,128	5,721	5,721	24.6%	24.6%
Belgium	3,597	3,560	3,560	1.0%	1.0%
Romania	10,471	10,354	10,354	1.1%	1.1%
Egypt (at 36.36%)	9,507	8,310	8,310	14.4%	14.4%
Slovakia	2,830	2,876	2,876	(1.6)%	(1.6)%
Switzerland	1,560	1,574	1,574	(0.9)%	(0.9)%
Senegal	nc	4,038	4,038	-	-
Ivory Coast	4,198	4,020	4,020	4.4%	4.4%
Dominican Republic	2,863	2,599	2,599	10.1%	10.1%
Jordan	2,094	1,613	1,613	29.8%	29.8%
Mali	nc	3,114	3,114	-	-
Cameroon	3,028	2,408	2,408	25.8%	25.8%
Moldova	1,614	1,496	1,496	7.9%	7.9%
Kenya	460	697	697	(34.0)%	(34.0)%
Madagascar	2,104	2,135	2,135	(1.5)%	(1.5)%
Botswana	816	714	714	14.2%	14.2%
Mauritius (at 40%)	260	238	238	9.0%	9.0%
Other subsidiaries (2)	3,893	2,254	2,254	72.8%	72.8%
Home Communications Services
Number of fixed-line telephony customers	2,243	2,248	2,248	(0.2)%	(0.2)%
Belgium	672	635	635	5.7%	5.7%
Senegal	nc	241	241	-	-
Ivory Coast	283	275	275	2.9%	2.9%
Jordan	499	506	506	(1.3)%	(1.3)%
Mali	nc	1	1	-	-
Kenya	377	453	453	(16.8)%	(16.8)%
Mauritius (at 40%)	133	132	132	0.4%	0.4%
Other subsidiaries (3)	4	5	5	(1.7)%	(1.7)%

(1)

See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)

The other mobile telephony subsidiaries notably include the subsidiaries in Armenia, Guinea, Equatorial Guinea, Guinea-Bissau, Luxembourg, Niger, Uganda and
the Central African Republic.

(3)

The other fixed-line telephony subsidiaries notably include the subsidiaries in Vietnam, Vanuatu and the Sofrecom subsidiaries.

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ENTERPRISE

ENTERPRISE	Half-years ended June 30
	2010	2009 comparable basis (1)	2009 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Revenues (2)	3,576	3,802	3,824	(6.0)%	(6.5)%
Fixed-Line Telephony and Traditional Data Services	1,341	1,536	1,642	(12.7)%	(18.3)%
Enhanced Network Services	1,149	1,142	1,083	0.6%	6.2%
Integration and outsourcing of critical communications applications	675	700	676	(3.6)%	(0.1)%
Other Enterprise services	410	423	423	(3.2)%	(3.1)%
France
Number of Enterprise telephone lines (3)	4.6	5.0	5.3	(8.6)%	(8.7)%
Number of Business Everywhere customers (4)	770	718	718	7.2%	7.2%
Number of permanent accesses to data networks (4) (5)	335	333	333	0.6%	0.6%
of which number of IP-VPN accesses (4) (5)	272	273	273	(0.4)%	(0.4)%
Worldwide
Number of IP-VPN accesses (4)	320	324	324	(1.2)%	(1.2)%

(1)

See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)

In millions of euros.

(3)

In thousands. At end of period. This figure includes standard analog lines (excluding fully unbundled lines) and Numéris (ISDN) channels, each Numéris channel being counted as one line.

(4)

In thousands. At end of period.

(5)

Access by customers outside the France Telecom Group, excluding the operator market.

INTERNATIONAL CARRIERS & SHARED SERVICES

INTERNATIONAL CARRIERS & SHARED SERVICES (in millions of euros)	Half-years ended June 30
	2010	2009 comparable basis (1)	2009 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Revenues	780	759	688	2.8%	13.4%
International Carriers	675	661	605	2.1%	11.6%
Shared Services	105	97	83	7.8%	26.8%
(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

2.5.3    Litigation and unrecognized and contractual commitments

The main events that took place in the first half of 2010 affecting the off-balance sheet commitments and contractual obligations are described in Note 9 to the consolidated financial statements.

2.5.4    Related party transactions

Transactions with the new joint venture Everything Everywhere

France Telecom has signed a brand licensing agreement with the joint venture as well as contracts relating various services. These contracts were reached on an arm’s length basis. In parallel, France Telecom and its joint shareholder Deutsche Telekom awarded Everything Everywhere long-term financings prorated to its investment, i.e. 625 million pounds. France Telecom also centralizes the joint venture’s cash prorated to its investment.

Transactions with other related parties

In the first half of 2010 no transaction with related parties materially influenced the Group’s financial position or profitability over the course of this period (see Note 10 to the consolidated financial statements).

2.5.5    Subsequent events

The main events occurring after June 30, 2010 are described in Note 11 to the consolidated financial statements. They mainly involve the coming into effect of the agreements with Orascom Telecom relating to Mobinil in Egypt.

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2.5.6    Financial items not defined by IFRS

In this document, France Telecom, in addition to the financial items published in accordance with the International Financial Reporting Standards, publishes financial items that are not defined by IFRS. As indicated below, such data are meant to supplement and not act as a substitute for or be confused with the financial items defined by IFRS.

Operating income before depreciation and amortization, impairment loss and share of profits (losses) of associates (EBITDA)

Operating income before depreciation and amortization, impairment loss and share of profits (losses) of associates, hereinafter referred to as “EBITDA”, represents the operating income before depreciation and amortization, before impairment losses on goodwill and fixed assets, and before the share of profits (losses) of associates.

EBITDA is one of the operating profitability indicators used by the Group to i) manage and assess the results of its operating segments, ii) implement its investment and resource-allocation strategy, and iii) assess the performance of Group Executive Directors. France Telecom management believes that EBITDA is meaningful for investors since it provides an analysis of its operating results and segment profitability, using the same measure employed by management. Consequently, and in accordance with IFRS 8, EBITDA is presented in the analysis by operating segment, in addition to operating income.

EBITDA also enables France Telecom to compare its results with those of other companies in the telecommunications industry. EBITDA, or the equivalent management indicators used by France Telecom competitors, are regularly reported indicators and widely used by analysts, investors and other players in the telecommunications industry.

The reconciliation of EBITDA to operating income as presented in the consolidated statement of income is set out below.

(in millions of euros)	Half-years ended June 30
	2010	2009 historical basis
Revenues	22,144	22,418
External purchases	(9,162)	(9,246)
Other operating income	276	314
Other operating expenses	(1,080)	(1,081)
Labour expenses	(4,379)	(4,251)
Gains (losses) on disposal of assets	2	(17)
Restructuring costs	(56)	(98)
EBITDA	7,745	8,039
Depreciation and amortization	(3,042)	(3,092)
Impairment of goodwill	-	-
Impairment of fixed assets	(1)	(14)
Share of profits (losses) of associates	12	81
Operating income	4,714	5,014

EBITDA is not a financial item defined by IFRS as a measurement of financial performance, and may not be comparable to similarly-titled indicators used by other companies. EBITDA is provided as additional information only, and should not be considered as a substitute for operating income or cash provided by operating activities.

Capital expenditures on property, plant and equipment and intangible assets excluding licenses (CAPEX)

Capital expenditures on property, plant and equipment and intangible assets excluding telecommunications licenses and excluding investments financed through finance leases, hereinafter referred to as “capital expenditures on property, plant and equipment and intangible assets excluding licenses” or “CAPEX” relates to acquisitions of property, plant and equipment and intangible assets excluding telecommunication licenses as presented in the segment information in the consolidated financial statements. The following calculation shows the transition from CAPEX to acquisitions of property, plant and equipment and intangible assets.

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(in millions of euros)	Half-years ended June 30
	2010	2009 historical basis
Acquisitions of property, plant and equipment and intangible assets excluding telecommunication licenses (CAPEX)	(2,182)	(2,421)
CAPEX of continuing operations	(2,114)	(2,262)
CAPEX of discontinued operations or assets held for sale (1)	(68)	(159)
Telecommunication licenses	(285)	(1)
Acquisitions of property, plant and equipment and intangible assets	(2,467)	(2,422)

(1)

Sale of Orange in the United Kingdom on April 1, 2010 (see start of Section 2. Interim management report for the first half 2010, Section 2.1.4 Main events that took place in the first half of 2010, Information by operating segment in the consolidated financial statements and Note 2 to the consolidated financial statements).

France Telecom Group management uses CAPEX in order to measure the operational efficiency of capital use for each of its business segments. CAPEX excludes investments financed through finance leases (non-material item) and investments in telecommunication licenses, the acquisition of these licenses not being included in the day-to-day monitoring of operational investments. CAPEX allows investors to monitor annual capital expenditures associated with France Telecom business activities and to assess their short-term returns. CAPEX is not a financial item defined by IFRS and is not a substitute for property, plant and equipment or intangible assets. As defined by France Telecom, CAPEX is not comparable with similarly-titled indicators used by other companies.

Organic cash flow

Organic cash flow represents the net cash provided by operating activities minus net cash used in investing activities excluding acquisitions of investment securities, proceeds from sales of investment securities, and other changes in investments and other financial assets.

Organic cash-flow: net cash provided by operating activities minus purchases of property, plant and equipment and intangible assets (net of the change in amounts due to fixed asset suppliers) plus proceeds from sales of property, plant and equipment and intangible assets.

	Half-years ended June 30
(in millions of euros)	2010	2009 historical basis
Net cash provided by operating activities	5,574	7,202
Acquisitions of property, plant and equipment and intangible assets	(2,467)	(2,422)
Increase (decrease) in amounts due to fixed asset suppliers	(390)	(769)
Proceeds from sales of property, plant and equipment and intangible assets	23	58
Organic cash flow	2,740	4,069

France Telecom Group management feels that organic cash flow is a meaningful indicator for investors since it is the indicator it uses to measure the capacity of France Telecom to generate cash from operations (net cash provided by operating activities minus acquisitions of property plant and equipment and intangible assets) excluding acquisitions of investment securities, proceeds from sales of investment securities and other changes in investments and other financial assets. Organic cash flow is not a financial item defined by IFRS and does not act as a substitute for either net cash provided by operating activities or net cash used in investing activities. As defined by France Telecom, organic cash flow is not comparable with similarly-titled indicators of other companies.

2.5.7    Financial glossary

ARPU (mobile services): annual Average Revenues Per User (ARPU) are calculated by dividing mobile services revenues (see mobile services revenues) generated over the preceding twelve months by the weighted average number of customers (excluding machine to machine customers) over the same period. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. The ARPU is expressed as annual revenues per customer.

Condensed consolidated interim financial statements and financial review / FRANCE TELECOM   79

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ARPU of Consumer fixed-line services (fixed-line and Internet services): the average monthly revenues per line for Consumer fixed-line services (ARPU) is calculated by dividing the average monthly revenues, on the basis of the preceding twelve months, by the weighted average number of lines for Consumer fixed-line services over the same period. The weighted average number of lines for Consumer fixed-line services is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of lines for Consumer fixed-line services at the beginning and the end of the month. The ARPU of Consumer fixed-line services is expressed as monthly revenues per line.

AUPU (mobile services): the monthly Average Usage Per User (AUPU) is calculated by dividing the average monthly usage in minutes over the preceding twelve months (incoming calls, outgoing calls and roaming, excluding traffic of Mobile virtual network operators MVNO) by the weighted average number of customers over the same period. The AUPU is expressed in minutes as monthly usage per customer.

Average number of employees (full-time equivalents): average number of active employees over the period, prorated to their working time, including permanent and fixed-term contracts.

CAPEX: capital expenditures on tangible and intangible assets excluding telecommunications licenses and excluding investments financed through finance leases (see Section 2.5.6 Financial items not defined by IFRS and Information by operating segment in the consolidated financial statements).

Capital expenditures on tangible and intangible assets excluding licenses: see CAPEX.

Change in operating working capital requirement: change in inventories, plus change in trade receivables, plus change in trade payables (excluding amounts due to fixed asset suppliers).

Change in overall working capital requirement: change in inventories, plus change in trade receivables and other receivables, plus change in trade payables (excluding amounts due to fixed asset suppliers) and other liabilities.

Commercial expenses and content purchases: see External purchases.

Data on a comparable basis: data with comparable methods, scope of consolidation and exchange rates are presented for the preceding period (see Section 2.5.1 Transition from data on a historical basis to data on a comparable basis). This transition from data on a historical basis to data on a comparable basis consists of keeping the results for the period ended and restating the results for the corresponding period the previous year in order to present financial data with comparable methods, scope of consolidation and exchange rates over comparable periods. The method used is to apply the methods and scope of consolidation for the period ended as well as the average exchange rates used for the income statement for the period ended to the data for the corresponding period from the preceding year. Data on a comparable basis are not intended to act as a substitute for the data on a historical basis for the year ended or the previous periods.

EBITDA: operating income before depreciation and amortization, before impairment of goodwill and fixed assets and before share of profits (losses) of associates (see Section 2.5.6 Financial items not defined by IFRS and Information by operating segment in the consolidated financial statements).

Equipment revenues (mobile services): equipment revenues include the sale of mobile handsets and accessories.

External data: External data are net of transactions between operating segments.

External purchases: external purchases include:

•

Commercial expenses and content purchases: external purchases including purchases of handsets and other products sold, retail fees and commissions, and advertising, sponsorship and rebranding costs and service fees and costs paid to content publishers;

•

Service fees and inter-operator costs;

•

Other network expenses and IT expenses: external purchases including outsourcing fees relating to technical operation and maintenance and IT expenses;

•

and Other external purchases: external purchases including overheads, real estate fees, purchases of equipment and call center outsourcing fees, net of capitalized costs on goods and services.

Financial investments: acquisitions of investment securities (net of cash acquired) and changes in interests without taking or losing control of subsidiaries.

Labour expenses: labour expenses include wages and employee benefit expenses, employee profit-sharing as well as the share-based compensation costs. Labour expenses are net of capitalized costs.

Mobile services revenues (mobile services): Mobile services revenues represent revenues (voice, data and SMS) generated through the use of the mobile network. They include revenues generated by incoming and outgoing calls, network access fees, roaming revenues from customers of other networks, revenues from value-added services and revenues from incoming calls from mobile virtual network operators (MVNO). Mobile services revenues represent the most meaningful recurring revenues for the mobile business and are directly correlated with business indicators. This is used to calculate annual Average Revenues Per User (ARPU, see definition).

Net financial debt: net financial debt as defined and used by France Telecom (see Note 7 to the consolidated financial statements) represents financial liabilities excluding operating liabilities (translated at the closing price), less: i) all derivatives carried as assets, ii) deposits paid on derivatives, iii) certain deposits paid on financings, iv) cash and cash equivalents and investments at fair value, and v) since 2010, the loan granted by the Group to the Everything Everywhere joint venture. Furthermore, derivatives classified as cash flow hedges and net investment hedges are put in place to hedge items not included in net financial debt (future cash flows, net foreign currency assets). And yet, the market value of these derivatives is included in it. The “effective portion of cash-flow hedges” and the “unrealized gains (loses) on net investment hedges” are added to net financial debt to offset this temporary difference.

Condensed consolidated interim financial statements and financial review / FRANCE TELECOM   80

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“Non-voice” services revenues (mobile services): “non-voice” services revenues represent mobile services revenues (see mobile services revenues) excluding “voice” revenues. For example, it includes revenues generated by sending text messages (SMS), multimedia messages (MMS), data (WAP, GPRS and 3G) as well as content revenues from customers (downloading of ringtones, sports results, etc.).

Number of employees (active employees at end of period): the number of people working on the last day of the period, including both permanent and fixed-term contracts.

Operating expenses included in the EBITDA calculation: see OPEX.

OPEX: operating expenses included in the EBITDA calculation (see EBITDA), including external purchases (see External Purchases), labour expenses (see Labour Expenses), other operating income and expenses, gains (losses) on disposal of assets and restructuring costs.

Organic cash-flow: net cash provided by operating activities minus purchases of property, plant and equipment and intangible assets (net of the change in amounts due to fixed asset suppliers) plus proceeds from sales of property, plant and equipment and intangible assets (see Section 2.5.6 Financial items not defined by IFRS).

Other external purchases: see External purchases.

Other network expenses and IT expenses: see External purchases.

Other operating income and expenses: other operating income and expenses include:

•

Other operating income: other income including, amongst other things, late-payment interest on trade receivables, income from trade receivables that have been written off, universal service income, income relating to line damage as well as penalties and reimbursements received;

•

and Other operating expenses: other expenses including business tax, frequency usage fees, other taxes, provisions and losses on trade receivables as well as other expenses.

Statutory data: Statutory data are gross of transactions between operating segments.

Wages and employee benefit expenses: see Labour Expenses.

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